05010852

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Admiralty Resources NL

*CURRENT ADDRESS Suite 1, Level 3
320 Adelaide St.
Brisbane QLD 4000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 0 1 2005
THOMSON
FINANCIAL

FILE NO. 82- 34912 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 8/30/05

Admiralty Resources NL
Schedule I
Documents made public, filed or distributed since 1 July 2004

No	Document Date	Description/Headline
1.	1 August 2005	Rheochem USD1.5 mill potash supply HOA
2.	29 July 2005	Fourth Quarter Cashflow Report
3.	29 July 2005	Fourth Quarter Activities Report
4.	29 July 2005	Major New Iron Ore Tenements Acquired in Chile
5.	28 July 2005	JORC Estimate 70,000 tonnes lithium
6.	12 July 2005	Becoming a substantial holder
7.	30 June 2005	Change of Registered office address
8.	20 June 2005	Website update financials
9.	3 June 2005	Appendix 3B - New Issue Announcement
10.	3 June 2005	Conversion of 25 million unlisted options
11.	1 June 2005	Update - Rincon Salar Project - Argentina
12.	26 May 2005	Update - Iron Ore Project Chile
13.	4 May 2005	Broker Presentation
14.	29 April 2005	Third Quarter Cashflow Report
15.	29 April 2005	Third Quarter Activities
16.	12 April 2005	Final Director's Interest Notice
17.	12 April 2005	Initial Director's Interest Notice
18.	12 April 2005	Change of Registered Office details
19.	1 April 2005	Update on the Rincon Del Salar Lithium Project
20.	31 March 2005	Director Resignation/Consulting Contract Terminated
21.	30 March 2005	Appointment of Chairman
22.	29 March 2005	Analyst Presentation - Colonial First State
23.	17 March 2005	Reinstatement to Official quotation
24.	17 March 2005	Half Year Accounts
25.	17 March 2005	Suspension from Official Quotation

Admiralty Resources NL
Schedule I
Documents made public, filed or distributed since 1 July 2004

No	Document Date	Description/Headline
26.	16 March 2005	Chilean JV Co signs major sales agreement with COMETALS
27.	4 March 2005	Completion of new share issue
28.	4 March 2005	Appendix 3B - New Issue announcement
29.	23 February 2005	Acquisition in Chile
30.	9 February 2005	Placement of $20m Converting notes
31.	7 February 2005	Trading Halt
32.	1 February 2005	Second Quarter Cashflow Report
33.	31 January 2005	Second Quarter Activities Report
34.	27 January 2005	Change of Director's interest Notice
35.	5 January 2005	Hazen Report Results -99.6% pure lithium produced
36.	22 December 2004	Final Report Valuation Rincon & Converting Note Update
37.	21 December 2004	Change of Director's interest Notice
38.	20 December 2004	Intentionally omitted
39.	20 December 2004	Intentionally omitted
40.	20 December 2004	Valuation of Admiralty Resources and Rincon Salar
41.	20 December 2004	Valuation Report Rincon Salar Brine Deposit
42.	17 December 2004	Trading Halt
43.	16 December 2004	2004 Annual general Meeting Overview
44.	15 December 2004	Chairman's Report
45.	13 December 2004	Results of Annual General Meeting
46.	10 December 2004	Preliminary Results of Annual General Meeting
47.	18 November 2004	Notice of AGM/Explanatory Notes/Addendum to AGM
48.	18 November 2004	Change of Director's Interest Notice
49.	1 November 2004	First Quarter Cashflow Report
50.	1 November 2004	Reinstatement to Official Quotation

Admiralty Resources NL
Schedule I
Documents made public, filed or distributed since 1 July 2004

No	Document Date	Description/Headline
51.	1 November 2004	First Quarter Cashflow Report
52.	1 November 2004	Suspension from Official Quotation
53.	29 October 2004	Chairman's Report
54.	29 October 2004	First Quarter Activities Report
55.	30 September 2004	2004 Annual Report
56.	20 September 2004	Change of Director's Interest Notice
57.	14 September 2004	Company Secretary Appointment/Resignation
58.	18 August 2004	Replacement Ann: Rincon Salar Funding & Iron Ore Prospect Update
59.	18 August 2004	Rincon Salar Funding & Chilean Iron Ore Update
60.	17 August 2004	Frank Edge resigns as Executive Chairman & CEO
61.	17 August 2004	Phillip Thomas appointed Exec Chairman & CEO
62.	2 August 2004	Fourth Quarter Cashflow Report
63.	30 July 2004	Fourth Quarter Activities Report
64.	1 July 2004	Maanshan Iron & Steel Iron Order

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Doc 1

1 August 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

RHEOCHEM LTD SIGNS HEADS OF AGREEMENT AND AGENCY AGREEMENT – WILL BUY UP TO 10,000 TONNES OF POTASH WORTH USD1,500,000

The Board of Admiralty Resources NL has reached agreement with Rheochem, a publicly listed company quoted on the AIM (Alternative Investment Market – code RHEP) of the London Stock Exchange to acquire between 3,500 and 10,000 tonnes per annum as principal and on an agency basis, Rheochem will sell an additional 30,000 tonnes of Potassium Chloride ("potash"). The current world price is US$150 per tonne and this price benchmark is referred to in the agreement.

Admiralty Resources plans to produce 40,000 tonnes of Potash per year commencing in 2006. Potash production is a precursor process to the production of lithium chloride. This is a welcomed development for Admiralty Resources' wholly owned subsidiary in Argentina, ADY Resources Ltd, as Rheochem have significant expertise in the sales of potash and other specialty chemicals. Rheochem is based in Perth, Western Australia, providing specialised technical services and chemicals to the international Petroleum and Mining industries.

The Rincon Salar brine deposit in Argentina is a significant multi-element deposit being developed by Admiralty Resources that is rich in lithium, potassium, magnesium and borates. Admiralty Resources will produce potash, lithium chloride, boric acid and sodium sulphate from its deposits in Argentina. This sales arrangement is consistent with the Board's strategy as stated and detailed at our website. For more details please go to www.ady.com.au.

Yours sincerely,

Phillip Thomas

Phillip Thomas
Managing Director
[e] pthomas@ady.com.au

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Doc 2

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ADMIRALTY RESOURCES NL

ABN	Quarter ended ("current quarter")
74 010 195 972	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	 (52) (306) - (264)	 (343) (306) - (961)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	6	23
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(7)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(616)	(1,594)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects (b)equity investments (c) other fixed assets	 - 	 (6,352)
1.9	Proceeds from sale of: (a)prospects (b)equity investments (c)other fixed assets	-	-
1.10	Loans to other entities – Cia Minera Santa Barbara	(2,143)	(2,599)
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(2,143)	(8,951)
1.13	Total operating and investing cash flows (carried forward)	(2,759)	(10,545)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(2,759)	(10,545)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,544	12,544
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	250
1.17	Repayment of borrowings	(20)	(250)
1.18	Dividends paid	-	-
1.19	Costs of capital raising	-	(1,325)
	Net financing cash flows	2,524	11,219
	Net increase (decrease) in cash held	(235)	674
1.20	Cash at beginning of quarter/year to date	1,265	356
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,030	1,030

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	226
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not Applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000

+ See chapter 19 for defined terms.

3.1	Loan facilities	6,000	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	1,000
	Total	**1,050**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,030	1,265
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,030	1,265

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	NIL			
6.2	Interests in mining tenements acquired or increased	NIL			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	NIL			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	NIL			
7.3	**+Ordinary securities**	490,342,630	490,342,630		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	25,000,000	25,000,000	$0.10	$0.10
7.5	**+Convertible debt securities** *(description)*	1,960,784	NIL	$10.00	$5.10
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	NIL			
7.7	**Options** *(description and conversion factor)*	150,000,000 Options Exercisable @ $0.10 on or before 30/11/2007	NIL	*Exercise price* $0.10	*Expiry date* 30/11/2007
7.8	Issued during quarter	NIL			
7.9	Exercised during quarter	25,000,000	NIL	$0.10	30/11/2007
7.10	Expired during quarter	NIL			
7.11	**Debentures** *(totals only)*	NIL			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	NIL	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29/07/2005
(Company secretary)

Print name: Stephen Prior

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

GPO Box 517, Melbourne 3001
Level 6, 150 Queen Street, Melbourne
[t] 61-3-9642 3535
[f] 61-3-9670 8965
[e] pthomas@ady.com.au
www.ady.com.au

Doc 3

29 July 2005

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

JUNE 2005 QUARTERLY REPORT

HIGHLIGHTS

Corporate

- Our bank balance at 30 June was $878,000.
- MTM Holdings indicated that they will convert their 87.5 million unlisted options at ten cents per option and thus we will receive a further $8.75 million dollars. To date we have received $2.5 million dollars.
- A $6 million loan arrangement has been reached with Perolin Investments Pty Ltd, a private project finance organisation. The interest rate is 1% over bankbill. Admiralty has also paid an application fee. We expect drawdown this quarter.
- We completed a major upgrade of our website www.ady.com.au
- All objectives for the previous quarter were met.

Chile

- Good progress was made by Cia Minera Santa Barbara (CMSB). Offices were opened in Santiago and Vallenar, Chile, environmental permits to mine, process and transport were received, contracts were let to acquire and implement all necessary machinery and operators have been selected for the truck transport and port loading.
- The plant specifications were redesigned to allow processing of 3 million tonnes of ore per annum. The first year target has been set at 1.5 million tonnes of fines. Contracts for equipment were executed on 1 July 2005.
- Aeromagnetics has been completed on all nine mines and other properties close by that we have an interest in. Some gravimetrics may be used to further refine drilling targets.
- A contract was let for 10,000 metres of R-C drilling to complete the JORC resource calculations for the nine mines at Vallenar.
- Cometals, our marketing partners and we continue to receive strong interest to acquire our fines iron ore product from Chinese and other steel mills.

Argentina

- Analyses have been completed to compute the JORC inferred resource estimates for lithium, potassium and magnesium at the Rincon Salar in the drilled area and the remainder of the tenements.
- A major study on the proposed lithium extraction process has been commissioned to further enhance the plant design.
- A competitive tender to complete the hydrometallurgical studies and drilling was won by INBEMI, the "Instituto de Beneficiación de Minerales" of the "Universidad de Salta."
- A major deposit of Ulexite has been identified and sampled in the Salar de Olaroz, which is in close proximity to the Rincon Salar. The ulexite occurs less than 1 metre from the surface. We estimate a 40 year mine life at a production rate of 6,000 tonnes of Boric Acid per annum. Contracts have been prepared for acquisition and further announcements will be made shortly regarding deposit size and mineral estimates. It has been decided that we will not build a plant to extract Boron from the Rincon Salar brine.
- The successful tenderer has been selected to conduct feasibility and specify the engineering and design of the plant. This should get underway in August 2005.
- An application to consolidate our 26 mining properties into one mining group called "Rincón" was lodged on the 19 Apr 2005. The Rincón Mining Group is an irregular polygon that conforms to the requirements of articles 145 and 138 of the Mining Code.

Bulman, Northern Territory

- A 2006 work plan was prepared and submitted to the traditional owners for consideration on the 27 July 2005.

Pyke Hill Western Australia

- We have been approached by Cougar Metals NL to acquire the tenement. The Board is considering the offer and liaising with the administrator of the other partner Richfile, who is in administration.

Philippines

- The results of the sampling from the Ilocos Sur iron titano-magnetite was very impressive with grades as high as 38% Fe being recorded. However, after an estimate of the size of the deposit was completed it appears that the deposit is uneconomic. We are not continuing with exploration of this area.

KEY OBJECTIVES FOR THE SEPTEMBER QUARTER

Chile

a. Finalise the delivery, installation and commissioning of the plant at CMSB, prepare the port storage area and commission engineering for the ship loading conveyor facilities.

b. Commence drilling on 25 July 2005 of the first four mines in the Japonesa Group, and finalise the JORC calculations.

c. Finalise product specifications and arrange for buyers to visit the mines.

d. Evaluate other mines for that are suitable for acquisition that will allow us to increase our reserves and increase the Fe content in the Japonesa iron ore product if desirable.

Argentina

a. Receive the results from the IMBEMI hydrometallurgical and drilling contract to position the production wells and revise the JORC calculation once the effective porosity is known. Parameterise the production well field and determine the best area for waste disposal. Confirm the thermodynamic characteristics of the natural evaporation to determine the engineering design parameters.

b. Finalise scoping tests on ion exchange and nano-filtration with the external consulting group engaged to complete this work;

c. Establish a head office in Salta, Argentina and storage area suitable for 10,000 tonnes of product. Implement IT and computer systems.

d. Install weather stations and monitoring equipment at the Rincon Salar, and a secure administration workshop; determine the operating conditions, mass balance and thermodynamical equilibrium of the ponds including crystallisation kinetics.

e. Our environmental permits will be updated for production and transport.

f. Establish a suitable laboratory configuration including an AAS with graphite furnace and source equipment for Board approval;

g. Finalise the Ulexite deposit contract, establish a work facility on site and complete the engineering studies;

h. Complete further exploration on nearby prospective mirabilite deposits to finalise sodium sulphate project feasibility;

i. Develop and progress engineering design for potassium chloride plant;

j. Negotiate supply agreements for 40,000 tonne potassium chloride annual production.

RINCON SALAR PROJECT

Lithium

Key Projects

Our key project for the quarter is the hydrometallurgy. We have prepared specifications for drilling and testing and let this major contract worth over USD$200,000. The drilling specifications include:

Pumping holes:

Type of drilling: Rotary with core recovery, 4½ to 6" diameter, drilled to basement, cased with zone isolation casing with 6 ¼ slotted CAPs located at 10

m intervals. The hole testing equipment has logging analytics and a submersible pump capable of isobaric pumping.

Observation holes:
Type of drilling: Rotary with core recovery, 4½ to 6" diameter, drilled to basement, cased with zone isolation casing with 6 ¼ slotted CAPs located at 10 m intervals. Each hole must be provided with logging and a piezometric head

In each pumping well, the characteristics to be tested include:
(i) Constant flow under isobaric conditions;
(ii) Three dimensional cone of depression and the radius of influence of the pumping well;
(iii) Aquifer characteristics including transmissivity and storativity;
(iv) Vertical and horizontal isoconcentration curves for density, pH, eH, Li, K, Ca, Mg, Cl, F, SO4, HCO3, CO3 and BO3 to allow the formulation of finite element 3D spatial representation of the chemistry of the Salar's phreatic zones.

Hydrometallurgy
We have prepared a program of work for a field test a fractional crystallisation scheme for the recovery of lithium from the Salar's brines. The crystallisation scheme being considered comprises:
- Pumping of brine to a primary storage pond;
- Pumping to a shallow trench to allow for precipitation of sulphates using the Salar's low temperatures. At this stage, sodium sulphate may be recovered;
- Pumping to refining shallow trenches for further precipitation of sulphates with $BaCl_2$
- Pumping to concentration ponds to allow the crystallisation of NaCl
- Processing including Ion exchange with RO treatment of $MgCl_2$, KCl and LiCl brines to produce a 6%+ solution of LiCl.
- LiCl conversion to Li_2CO_3 or other "input" lithium ion solutions as required by customers.

Ulexite – Boric Acid Project
Subject to due diligence we will acquire this significant property and establish a Boric acid production facility. Work will commence on engineering, resource estimates and production facilities.

We have an advanced marketing program in place and at the appropriate time we will commence a sales program to enter into supply contracts for between 6,000 and 10,000 tonnes per annum. To date we have seen significant demand for Boric acid. Production is expected to commence in June 2006.

Chile

A major consulting study was received from the high profile Metalica Consultores geological consulting group during the quarter to revisit the information on the Japonesa mine, that was examined during our due diligence phase. In this study they commented that:

"The main information for estimating the resource comes from two test-bore programs, as described below:

- 18 reverse air drill holes (borings), to depths varying between 13m and 37m, and totaling 371m. They were carried out by "Compañía Minera del Pacífico S. A." (CMP) in 1995 and covered the whole area of the ore deposit. As part of this program, another four drill holes totaling 66m were done in 2 dumps from previous works.
- 29 reverse air drill holes, to depths varying between 6m and 63m, and totaling 530m. They were carried out by "Compañía Minera Tauro" in 2003.

The drill holes provided representative samples every 2 meters for a chemical analysis of Fe. The procedures for preparing the samples and conducting the chemical analyses are standard and were completed by qualified laboratories of Compañía Minera del Pacífico.

In addition to the drill holes, there is information from samplings of iron clasts identified by CMP in 1991, in order to measure their metallurgical and magnetic behavior and obtain high-grade fines for the production of iron pellets.

As part of this activity, the iron grade of the clasts was determined and magnetic separation tests were conducted using the DTT (Davis Tube Test). The results showed that the mean clast grade is over 60% and the recovery of Fe by using the DTT is around 80%. This is key information to forecast the economic potential of La Japonesa ore deposit to obtain a marketable, high iron-grade product through a classification by size and magnetic separation.
The above information is the basis for two reports issued on La Japonesa mining resources, to wit:

- "Exploración Franja Ferrífera Este Vallenar"; Roberto Elgueta C., July 1995. Compañía Minera del Pacífico.
- "Japonesa Mine; Geology and Evaluation"; Manuel Riveros M., May 2003.

Comments

Although there is physical evidence of the drill holes (borings) onsite, the rejects of the samples taken on that occasion are not available; therefore, chemical analyses and DTT tests with the original samples cannot be repeated.

However, the companies and professionals who carried out the studies are well known in Chile and have wide experience in iron mining, so the validity and reliability of the information included in this report is acceptable."

Plant and Equipment

A contract was signed with Metso Minerals Company on 1 July 2005 for most of the crushing plant components. Further details of plant installation will be provided in the September quarter.

Phillip Thomas
Managing Director

For further details:
Call 03-9642-3535
Email pthomas@ady.com.au

ASX Company Announcement

ADMIRALTY RESOURCES

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Admiralty Resources NL
ACN 010 195 972
Level 6, 150 Queen Street
Melbourne VIC 3000

[w] www.adv.com.au

29 July 2005

Doc 4

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

ACQUISITION OF TWO SIGNIFICANT IRON ORE PROPERTIES WITH 17 STRONG MAGNETIC ANOMALIES

Cia Minera Santa Barbara (CMSB), which is currently 49% owned by Admiralty Resources NL has acquired two new tenements at a recent sealed tender bid conducted by the Chilean Government. This is consistent with CMSB's strategy to ensure that CMSB has access to high grade iron ore properties which become available to meet future demand for iron ore as well as increase its reserves. . It also allows CMSB to optimise ore specifications to meet specified contract levels of iron concentration.

Results of the Sealed Bid Tender
CMSB was successful in acquiring 3,455 hectares comprised of:

1.) Pampa Tololo tenement, 1-2,475 covering 1,856 hectares divided into 375 properties and,

2.) Cerro Varilla 1-732 covering 1,599 hectares with 321 properties.

CMSB has committed to spend USD$147,000 over the next twelve months further exploring the tenements and complete an inferred JORC resource estimate.

Property Location
The properties are located within 30 kilometres of:

a) CMSB's existing tenements which have a previously documented estimate of 41 million tonnes, and

b) the famous Los Colorados iron ore mine that commenced in 1998 and is owned and operated by Compañia Minera del Pacifico S.A' subsidiary CAP whose major shareholder is Mitsuibishi. The Los Colorados open cut mine has reserves of over 73 million tonnes.

Tender Process
CMSB was awarded the two tenements based on its commitment to further explore the prospects, its focus on iron ore mining and export, its ability to arrange the necessary permits in an orderly and professional manner, the quality and experience of its mining engineering team and its solid financial backing.

Geophysical Survey Data
A preliminary report has been received from the leading geological consulting group in Chile, Metalica Consultores detailing the results of the digital magnetic survey. Seventeen significant anomalies have

been identified through magnetic susceptibility studies recently completed by CMSB. Three of these anomalies in Cerro Varilla have SI values between 0.5 and 2.0 indicating that there is magnetite present in varying concentrations between 16% and 32% in the host rock. Studies have shown ore bodies to be between 70 and 100 metres in thickness. At anomalies L, O and P, the concentration is between 32% and 64% magnetite. The depth of the ore bodies of interest are estimated to range from 50 metres to 150 metres.


Cia Minera
Santa Barbara
Cerro Varilla
Los Colorados

Further Studies to Develop the Resource

After more detailed geological studies are completed, Cia Minera Santa Barbara will decide on gravimetric and drill hole studies to further enhance the information from the magnetic and geological studies. After this is completed a JORC study will be conducted.

For more details on Admiralty Resources NL please go to www.ady.com.au.

Yours sincerely

Phillip Thomas
Managing Director
Admiralty Resources NL
[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ASX PRESS RELEASE

ADMIRALTY RESOURCES

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Admiralty Resources NL
ACN 010 195 972
Level 6, 150 Queen Street
Melbourne VIC 3000
[w] www.ady.com.au

Doc 5

27 July 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

JORC Inferred Resource Estimate
70,000 tonnes Lithium, 1.3 million tonnes of Potassium
Substantial mine life and Revenues

The Board of Admiralty Resources NL is pleased to announce it has received a JORC (Australasian Joint Ore Reserves Committee) compliant inferred resource estimation of the Rincon Salar, Argentina brine resource from Sue Border of Geos Mining Consultants. Her report is attached.

Inferred Resources

There are two estimations in the report, one is over an area of approximately 24 sq kilometers that was drilled and the other is over the remainder of the tenements held by Admiralty's subsidiary, ADY Resources Ltd. Ms Border reports the lithium metal equivalent contained in the drilled area is 70,000 tonnes and potassium is 1.3 million tonnes. In the remainder of the tenements the lithium metal equivalent is 180,000 tonnes and 3.4 million tonnes of Potassium.

Mine Life

The rate of extraction of Lithium Chloride is planned to be12,000 tonnes per annum, implying a mine life of more than 127 years from total reserves. The rate of extraction of Potassium Chloride is 40,000 tonnes per annum implying a mine life of more than 220 years. The Board has concluded that these mine lives are more than sufficient to justify the proposed capital expenditure.

Final Product Amounts and Revenues

The Board has computed that the reserve of 70,000 tonnes of lithium equates to 427,700 tonnes of lithium chloride or 372,400 tonnes of lithium carbonate. At current market prices of USD$4,200 for lithium chloride, the mine-life revenues from this section of the tenement are USD$1,796 million. From the potassium estimate of 1.3 million tonnes, 2.48 million tonnes of potassium chloride can be produced with a mine life revenue of USD$372 million.

Further Work to Complete a JORC "Proven" Status Estimate

In Ms Border's report she comments that "Based on the measured effective porosity of analogous salars in the area, the porosity at Rincon is estimated to be 8%." ADY Resources has contracted with engineers to immediately conduct detailed hydrometallurgical studies to determine the effective porosity of the Rincon Salar so that the proven estimate of the resource can be computed. This study will also provide key information to locate the production pumping and monitoring stations.

For more details on Admiralty Resources NL please go to www.ady.com.au.

Yours sincerely

Phillip Thomas
Managing Director
Admiralty Resources NL
[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

JORC STATEMENT

Argentina Diamonds Ltd, a wholly owned subsidiary of Admiralty Resources NL, holds 33 mining titles covering the southern section of the Salar del Rincón, Argentina. The Salar is a salt lake underlain by a thick sequence of evaporites. In these tenements, mapping has shown the evaporites are dominantly halite, and the geology is uniform over the whole area.

Carlos Sorentino, an independent consultant, has verified these mining tenements are in good legal standing. All legal, fiscal and environmental permits have been obtained and the company is entitled to their exploitation. They include:

	Mine Name	Reference Number	Area Ha
1	Adriana II	17.052	800
2	Adriana III	17.053	800
3	Adriana IV	17.054	800
4	Adriana V	17.055	800
5	Adriana VI	17.056	800
6	Adriana VII	17.057	800
7	Adriana VIII	17.058	800
8	Adriana IX	17.059	800
9	Álvaro	17.004	796
10	Belén	17.083	700
11	Belén I	17.084	762
12	Belén IV	17.112	800
13	Estela	5.449	100
14	Inti	4.730	27
15	Paula V	17.190	168
16	Paula XV	17.170	800
17	Silvina	9.084	100
18	Rincón	16.879	800

	Mine Name	Reference Number	Area Ha
19	Rincón I	16.880	791
20	Rincón II	16.881	772
21	Rincón III	16.882	763
22	Rincón IV	16.883	750
23	Rincón V	16.884	785
24	Rincón VI	16.982	692
25	Rincón VII	16.983	785
26	Rincón VIII	16.984	800
27	Rincón IX	16.985	800
28	Rincón X	16.986	800
29	Rincón XI	16.987	800
30	Rincón XII	16.988	800
31	Rincón XIII	16.989	800
32	Rincón XIV	16.990	800
33	Rincón XV	16.991	800
	Total area, Ha		**23,191**

13 holes were drilled to a maximum depth of 62m in the southeast of this area, spaced over 1 km apart. 72 samples of brines have been analysed from these holes; these show only minor variation in concentration across this area. The concentrations of lithium, potassium and magnesium in the brines were estimated by ordinary kriging. Based on the measured effective porosity of analogous salars in the area, the porosity at Rincon is estimated to be 8%. A density of 1.2 was measured from the drilling.

From this data, an inferred resource can be estimated for the drilled area. Due to the uniformity of the geology and of the measured brine concentrations, it is reasonable to extrapolate this over the rest of Admiralty's tenements, as in the attached table.

This statement has been prepared by Sue Border, who is a Member of the Australasian Institute of Mining and Metallurgy. Sue Border is a consultant employed by Geos Mining. Sue Border has sufficient relevant experience to qualify as a competent person as defined in the 2004 edition of the Australasian Code for Reporting of Mineral Resources and Ore Reserves. Sue Border consents to the publication of this statement in the form and context in which it appears.

	Brine tonnage, Mt		Inferred Resources		
			Lithium	Potassium	Magnesium
Drilled area	214	Grade, mg/L Contained	332 70,000 t	6,300 1.3 Mt	2,700 0.5 Mt
Remainder of tenements	548	Grade, mg/L Contained	332 180,000 t	6300 3.4 Mt	2700 1.4 Mt
Total Inferred	**762**	**Contained**	**250,000 t**	**4.7 Mt**	**1.9 Mt**

Form 603

Corporations Act 2001
Section 671B

Doc 6

Notice of initial substantial holder

To Company Name/Scheme ADMIRALTY RESOURCES NL

ACN/ARSN 010 195 972

1. Details of substantial holder (1)

Name LEVERAGED CAPITAL PTY LTD.

ACN/ARSN (if applicable) ~~097 720 495~~

The holder became a substantial holder on 6/7/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORD. FULLY PAID.	25,000,000	25,000,000	5.1 %

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
LEVERAGED CAPITAL P/L	Beneficial owner.	25 million ordinary fully paid.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
LEVERAGED CAPITAL P/L	LEVERAGED CAPITAL P/L	LEVERAGED CAPITAL P/L	25 million ord. F/P.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
LEVERAGED CAPITAL P/L		2,500,000		25 mn ord F/P

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	N/A.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
LEVERAGED CAPITAL P/L	L19, 303 COLLINS ST, MELBOURNE, VIC 3000.

Signature

print name JULIAN SMITH capacity DIRECTOR

sign here date 11 / 7 / '05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of.

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

30 June 2005

Doc 7

Australian Stock Exchange Limited
Company Announcements Office

Dear Sir,

**CHANGE TO REGISTERED OFFICE &
PRINCIPAL PLACE OF BUSINESS**

Admiralty Resources NL announces that the company's addresses have been changed as follows:-

Registered Office:	C/- Prior & Co Pty Ltd Level 14 200 Queen Street Melbourne VIC 3000 Telephone +613 9670 1838 Facsimile +613 9670 1898
Principal Place of Business:	Level 6 150 Queen Street Melbourne VIC 3000 Telephone +613 9642 3535 Facsimile +613 9670 9865

Yours faithfully,
ADMIRALTY RESOURCES NL

Stephen Prior
Secretary.

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Doc 8

20 June 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

The Board of Admiralty Resources NL is pleased to announce the release of its new website. The site covers :

- *Detailed information and financial projections on current projects;*
- Investor information along with company reports, and
- Latest news and media coverage.

Please visit www.ady.com.au to view this information and to stay in touch with our latest developments.

Yours sincerely,

Phillip Thomas

Phillip Thomas
Managing Director
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Doc 9

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	25,000,000 Ordinary Shares Fully Paid

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.10 per share totalling $2,500,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being exercise of 25,000,000 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 June 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	490,342,630	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
150,000,000	Options exercisable at $0.10 on or before 30 November 2007.
1,960,734	Convertible Notes (A$10.00 issue price)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 3 June 2005
Company Secretary

Print name: Stephen Charles Prior

== == == == ==

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

3 June 2005

Doc 10

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Conversion of 25 Million Unlisted Options

The Board of Admiralty Resources NL issued 175 million unlisted options to MTM Holdings (Australia) Pty Limited in December 2004. MTM Holdings have advised that they intend to exercise 87.5 million unlisted options over the next 60 days. Admiralty Resources will use the funds towards meeting its working capital needs for the Argentina and Chile projects.

We have received written notice and cleared funds of $2.5 million for the exercise of 25 million unlisted options. The balance of 62.5 million options will be exercised over the next sixty days.

Twenty five million shares will be issued shortly to the holder of the options. A further announcement will be made regarding the issue of the shares.

Yours sincerely

Phillip Thomas
Managing Director
Admiralty Resources NL
[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

1 June 2005

Doc 14

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Update – Rincon Salar Project, Argentina

The Board of Admiralty Resources announces that after extensive research and advice from appropriate consultants and experts, the following matters have been finalised.

Resource Extraction

- Design by the chemical engineers of the extraction process for the key resources which are lithium chloride, potassium chloride, sodium sulphate and boric acid has been completed.
- The extraction method is a 12 month process.
- The Board has decided on the scale of production. The company will produce 12,000 tonnes of lithium chloride, 40,000 tonnes of potassium chloride, 12,000 tonnes of sodium sulphate and 5,000 tonnes of boric acid each year.

The extraction process is described in the diagram and supporting notes below:


Pumps
(A)
(B)
Pump enriched brine
(C)
(D)
(E)
(F)
(G)
(H)
(I)
Potassium Chloride
Lithium Chloride
Shipping at market
Road Transportation

(A) Pumps are positioned on the solid crusty surface of the salt lake. Special purpose pipes (with inlets every 10 metres) are sunk into the salt lake. The salty solution is pumped to the surface (noting pipes will be sunk to a maximum depth of 60 metres).

(B) The salty solution is pumped directly into the first pond (which will be excavated into the salt lake's crusty surface) and stored there for approximately 1 to 7 days. This is the "Primary Storage and Settling Pond".

(C) The salt rich solution is then pumped to the first evaporation ponds. The ponds will be lined with plastic liners to prevent solution leakage through the pond base in the lake's crust. The solution will remain in these ponds for approximately 250 days (dependent on weather conditions). The concentrated solution is then pumped into the second set of evaporation ponds. A front-end-loader then removes the salt left at the bottom of the ponds.

(D) The solution will remain in these ponds for approximately 100 days. The highly concentrated solution is then pumped into a storage pond.

(E - F) Once the solution is pumped into the "Ionisation and Processing Plant" the lithium is separated and concentrated to a commercial marketable grade solid salt compound.

(G - I) The lithium, potassium, sodium sulphate and borate compounds will be transported by road to the port of Antofagasta.

Transport logistics

- The key resources will be transported by road to the sea port of Antofagasta.
- Government approvals for the transport of the key resources have been obtained.
- Negotiations for the transport of the key resources have been finalised.
- The Board has addressed the issue of a holding facility at the port of Antofagasta, but having regard to the fact that the first production is not scheduled until December 2006, the Board is of the view that there is no pressing need to secure such a facility at this present moment.

Budget Determinations

- Capital expenditure items and annual operating expenses have been identified and budgeted.
- Total capital expenditure for year ending June 2006 is US$11.85 million and for year ending June 2007 is US$17.55 million.
- Total operating expenditures for the 6 months to June 2006 is US$11.57 million and for the year ending June 2007 and each year thereafter is US$20.07 million.
- A full year's production cycle will have commenced by June 2007.

- The total projected annual revenue is US$44.85 million which is comprised of:

  (i) Projected Revenue is US$36 million from the sale of 12,000 tonnes of lithium chloride. This is based on a projected sale price of $3,000 per tonne. In comparison to the average current world price over the last 3 years of $4,600 per tonne this represents a 34.8% discount to this three year average price.

  (ii) Projected Revenue from potassium chloride, sodium sulphate, and boric acid is US$8.80 million per year.

The Board publicly acknowledges its gratitude to its executive team in Argentina for its dedication and professionalism in progressing the company's mining operations.

Yours faithfully

Phillip Thomas, Managing Director
Admiralty Resources NL

[t] +61-3-9642 3535
[m] 0402 291671
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Press Release

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972
Head Office
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Doc 12

Admiralty Resources NL

Release Time	**IMMEDIATE**
Date	**Thursday, 26 May 2005**
Contact	**Phillip Thomas, Managing Director**

Update – Iron Ore Project Chile

Cia Minera Santa Barbara

The Board of Admiralty Resources NL announces that after the recent trip to Chile by Mr Phillip Thomas (Managing Director) and Mr Anthony Dickson (Director) and subsequent consideration, the following matters have been finalised by the Directors of Cia Minera Santa Barbara Joint Venture (Admiralty Resources has a 50 per cent interest in the joint venture):

Resource Extraction

- The design for the mining engineering extraction process to be adopted has been completed. The mining process is more straight forward for the stockpiled iron ore fines dumps than the extraction and processing of the alluvial and hard rock vein iron ore.
- The decision has been made to process the 3,000,000 tonnes of iron ore contained in the fines dumps prior to the extraction of the 38,000,000 tonnes of the alluvial and hard rock vein iron ore. There is no cost of extraction for the fines dumps only secondary separation. This will substantially reduce the cost of production.
- Final quotes for the plant configuration have been accepted and the plant has been ordered. The installation and commissioning will be completed in September 2005 allowing production to commence in October 2005.

Transport Logistics:

- A permit has been issued to allow Santa Barbara to mine and transport iron ore from the Japonesa area to the sea port of Huasco.
- Initially, processed stockpiled fines dumps will be transported to Huasco by road transport.
- The management of Santa Barbara is in discussions with Government and other parties to arrange additional methods of transport to achieve the maximum target of 3,000,000 tonnes pa under the Cometals Agreement.
- Santa Barbara will commence road transport to the portside stockpile at Huasco port in October 2005 in readiness for ship loading.

Budget Determinations

- Capital expenditure items and annual operating expenses have been identified and budgetted.
- Total capital expenditure for 2005/2006 is US$3,816,000.
- Total annual operating expenses are US$14,558,000 pa for 1million tonnes produced and US$34,558,000 pa for 3million tonnes produced.
- Total projected annual revenue for the sale of 1 million tonnes is US$38,000,000 and for the sale of 3 million tonnes is US$114,000,000.
- The projected revenues are in accordance with the current 5 year Sales Agreement with Cometals, a division of iron and steel manufacturer CMC, which is listed on the New York stock exchange with a market capitalization of some US$1.84 billion.

The Board further advises that Mr. Anthony Dickson, with their full support, has decided to relocate to Santiago, Chile to ensure the Joint Venture's production and sales objectives are achieved.

For further information contact:

Phillip Thomas, Managing Director
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[m] 0402 291671
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Press Release

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972
Head Office
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Doc 13

Admiralty Resources NL

Release Time	**IMMEDIATE**
Date	**Wednesday, 4 May 2005**
Contact	**Phillip Thomas, Managing Director**

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Admiralty Resources NL is pleased to attach a broker presentation to be provided at 1.00pm today at the Morgan Centre, 401 Collins Street, Melbourne.

For further information contact:

Phillip Thomas,
Managing Director
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[m] 0402 291671
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Admiralty Resources NL



Presentation
Morgan Centre

4 May 2005



ADMIRALTY RESOURCES

Corporate Tree

Admiralty Resources NL

Cia Minera Santa Barbara
50% JV
Iron ore

Moonlight Mining
Bulman, NT
Lead, Zinc Oxide

Greater Australian Gold
Pykes Hill, WA
Nickel

Argentina Diamonds
Argentina
Rincon Salar
Lithium, Magnesium
Potassium, Borates
Sodium Sulphate

ADMIRALTY RESOURCES



Projected Income Streams – Rincon

Year	LiCl	KCl	Na_2SO_4	H_3BO_3	NaCl	Total
1	6,000	25,000	0	0	100,000	131,000
2	6,000	50,000	0	2,000	100,000	158,000
3	6,000	50,000	20,000	3,500	100,000	179,500
4	12,000	100,000	50,000	7,000	100,000	269,000
5	12,000	100,000	50,000	7,000	100,000	269,000
6	12,000	100,000	50,000	7,000	100,000	269,000
7	12,000	100,000	50,000	7,000	100,000	269,000
8	12,000	100,000	50,000	7,000	100,000	269,000
9	12,000	100,000	50,000	7,000	100,000	269,000
10	12,000	120,000	50,000	7,000	100,000	289,000
...	...	...	...	...	...	...
20	12,000	120,000	50,000	7,000	100,000	289,000
Annual average	10,364	87,727	38,182	5,591	100,000	241,864
20 years total	114,000	965,000	420,000	61,500	1,100,000	2,660,500

MIRALTY RESOURCES



Valuation Calculation

Pre Tax Operating Profit			7132	8825	10029	23830	23830	23830	23830
Taxes			-1070	-1324	-1504	-3574	-3574	-3574	-3574
After Tax Profit			6062	7501	8524	20255	20255	20255	20255
Salvage Value									
Total Depreciation			4280	4280	5750	8350	8350	8350	8350
Project Cash Flow NPAT		-42800	6892	-2919	-19726	28605	28605	28605	28605
Net Present Value	81318.090								
Internal Rate of Return	28.31%								

23830	25280	37070	41350	41350	42820	45420	45420
-3574	-3792	-5560	-6202	-6202	-6423	-6813	-6813
20255	21488	31509	35147	35147	36397	38607	38607
							9100
8350	8350	9100	4820	4820	3350		
28605	22338	40609	39967	39967	39747	38607	59157

ADMIRALTY RESOURCES



LANT CAPACITIES :	Year 1-3	Year 4-15	Capital Investment (US$ millio		US$/ ton works		US$/ ton works	
thium chloride	6000	15000/20000	5	feasibility	KCl Price	95	H3BO3 price	360
otassium chloride	50000	100000/120000	37.8	Year 0	KCl Cash Cost	40	H3BO3 cost	170
otassium sulfate	0	50000	40.7	Year 2-3	K2SO4 price	190	NaCl Price	6
oric acid	2000-3500	7000	7.5	Year 9	K2SO4 Cost	70	NaCl Cost	2
ommon Salt	100000	100000	**91**		LiCl price	4200		
					LiCl cash cost	2500		


70°
68°
66°
22°
23°
24°
25°
26°
N
REFERENCE
Detrital Facies
Evapouritic Facies
Rincon Salt Lake (in Salar)
NNE Rifts: PUNA-ALTIPLANO
N/NW Rifts/Fractures: CALAMA-OLACAPATA & ARCHIBARCA
NE Transfer Zone: ARIZARO T.Z.
BOLIVIA
CHILE
ARGENTINA
Pozuelo
Vilama
Jama
Olaroz
Guayatayoc
Salinas
Grandes
Cauchari
Incahuasi
Rincon
Pocitos
Pastos Grandes
Arizaro
Llullaillaco
Centenario
Ratones
Diablillos
Rio Grande
Hombre
Muerto
Antofalla
0
50
100km

RINCON PROJECT

ADMIRALTY RESOURCES



Pictorial view

4°C, 18 km/h winds, 38 % hum, 3,700m asl, 37mm rain, 3,000 mm/evaporation per annum – one of the highest evaporation regimes in the world.



ADMIRALTY RESOURCES



Salar del Rincón (continued)





ADMIRALTY RESOURCES







Inferred Resources

- On the basis of the average grades in the brines, the inferred resources are:
  - ≈1.2 million tonnes Li;

    "Recent significant price increases have created much more attractive environment for new entrants. Large customers are looking for options within the next 2/3 years as long term contracts are being renewed. Maybe a good opportumity to position the Rincon project as viable alternative to current suppliers."
    - Market analyst report - Tue 5/3/2005 6:05 AM

  - **≈29 million tonnes of KCl;**
  - **≈ 3 million tonnes B_2O_3; and**
  - **≈ 13 million tonnes Mg.**

ADMIRALTY RESOURCES



Current Status Rincon

- 3D modelling of Resource from drilling results
- Testing our extraction methodology – reverse osmosis and membrane.
- Hydrology for pumping testing and pumping station locations
- Hydrometallurgy - 50 tonne first stage plant being installed June 2005
- Plant acquisition and construction feasibility due to be completed 15 June 2005
- Priority to implement Sodium Sulphate and Boric acid

ADMIRALTY RESOURCES



Argentinean Taxation Regime

- 30 years 'freeze' on taxation, ensuring that taxes are capped at their current level.
- Exemption from import and excise duties.
- Exemption from GST.
- Double deductibility of exploration costs.
- Accelerated depreciation.
- No time limit to carried forward losses.
- Tax agreement with Australia allows the franking of taxes paid in Argentina.
- Fiscal Stability statement submitted when legislation passed

ADMIRALTY RESOURCES



Lithium

- FMC produces 20,000 t/y LiCl from Salar del Hombre Muerto in Argentina.
- Soquimich recovers 28,000 t/y of LiCl from Atacama in Chile.
- Between both of them, the Puna produces 70% of world's lithium chloride.
- Lithium Prices increased 14% last year, ceramics, energy and battery use of lithium increased substantially.
- Salar del Rincón has a resources of 1.2 MT of Li and can sustain a 12,000 to 20,000 t/y operation depending on market demand.
- Price and marketing can be described as an exclusive bidding system for supply.

ADMIRALTY RESOURCES



Projected Cash Flows

ADMIRALTY RESOURCES

- **Sodium Sulphate**
- 115 to 125 US $/t.
- 50-75K tonnes consumed in the domestic market
- US $1.5-2 million capex investment.
- Revenue US$6 to 8 million per year.
- EBIT after capex recouped estimated at US$3 to 4.5 million.
- Plant construction/commission 9 to 12 months.
- Seeking initial contract 12,000-15,000 tonnes in Argentina.
- Completing feasibility study/marketing study May/June 2005.
- May acquire another Salar close by for additional Na_2SO_4 rich brine.



Cash flows continued: Boric Acid

- **Boric Acid** - $450 to 540 US$/t
  5-10K tonnes local demand. Spot prices quoted as high as $900-925 per tonne.
- US $2 to $3 million capex investment.
- Revenue US$ 2.7 to 3.2 million per annum.
- EBIT $1.8 to 2.1 million after capex recovery.
- Plant construction/commission 9-12 months.
- Seeking initial contract 5,000 to 7,000 tonnes from glass manufacturers.
- Completing feasibility study/marketing study - May/June 2005.
- Huge shortage of boric acid globally.
- May acquire another Salar close-by for additional borate rich brine.

ADMIRALTY RESOURCES



Minimum Production Scenario of Non-lithium Products - FY 2005/2006

	Boric Acid	Sodium Sulphate
Production, t/y	5,000	12,000
Sales price, US $/t	450-540	140-160
Operating Costs, US $/y	230	80
EBIT US $	630,000	375,000

ADMIRALTY RESOURCES



Lithium Production

- Stage One Plant. Capex for Stage One US $ 7-10 million (subject to extraction method - membrane).
- Stage One plant to produce 500 to 2000 t LiCl in 18 months (US $7.5 million in revenue).
- Full scale plant US $30 million plus.
- Full scale plant in 18-36 months at 10,000 to 12,000 t.
- Dr Sorentino head of project.

ADMIRALTY RESOURCES



Santa Barbara Iron Ore JV

- Compañía Minera Santa Bárbara 50% ownership.
- 9 mines - Chilean Geol. estimate of reserves 41 million tonnes - to be proved to JORC standards.
- 55km from Ports, good access to power, road, rail, skilled staff.
- Finalising negotiations, permits.

ADMIRALTY RESOURCES



Geological cross -section



COMPAÑIA MINERA DEL PACIFICO S.A.
MINA JAPONESA
DEPOSITO COLUVIAL - MINERALIZACION
PERFIL - 2



Status

- Plant – final quotations received crushers, magnetic separators, conveyors, laboratory weighting


Task Name
10 Apr '05
10/04
17 Apr '05
17/04
24 Apr '05
24/04
01 May '05
01/05
08 May '05
08/05
15 May '05
15/05
22 May '05
22/05
29 May '05
29/05
05 Jun '05
05/06
12 Jun '05
12/06
19 Jun '05
19/06
26 Jun '05
26/06
03 Jul '05
03/07
10 Jul '05
10/07
17 Jul '05
17/07
24 Jul '05
24/07
Construcción Planta Movil Proyecto Santa Barbara
Modulo 3 & 4
Fabricación 02 Harneros Banana 7x15'
Fabricación Semi Remolque (02)
Fabricación Chutes de Traspaso
Instalación Electrica
Modulo 5
Fabricación Semi Remolque
Fabrficación Feeders (02)
Fabricación Chutes de Traspasos
Suministro Poleas Magneticas
Modulo 1
Internación Chancador Mandibula
Fabricación Semi remolque
Fabricacion de Tolva de Alimentacion
Fabricacion de Chutes de Traspasos
Fabricación Grizzly
Modulo 2
Internación Chancador Cono
Instalacion de Motor y Cono
Instalacion de Chute de Traspaso
Instalacion de Sistema Hidraulico
Fabricación Semi Remolque
Fabricacion de Stackers
Montage de Planta
Puesta en Marcha

Drilling Data

TEST BORING J30

Sample No.	SECTION (m)		(%)
	FROM	TO	Fe
5851	0	2	17,29
5852	2	4	14,83
5853	4	6	12,97
5854	6	8	14,01
5855	8	10	11,25
5856	10	12	11,62
5857	12	14	11,92
5858	14	16	10,73
5859	16	18	11,33
5860	18	20	11,70
5861	20	22	14,31
5862	22	24	14,08
5863	24	26	10,81
5864	26	28	15,14
5865	28	30	12,67
5866	30	32	11,77
5867	32	34	12,74
5868	34	36	13,41
5869	36	38	12,22
5870	38	40	10,14
5871	40	42	12,37

TEST BORING J31

Sample No.	SECTION (m)		(%)
	FROM	TO	Fe
5881	0	2	23,41
5882	2	4	19,42
5883	4	6	17,78
5884	6	8	17,56
5885	8	10	26,07
5886	10	12	23,70
5887	12	14	18,07
5888	14	16	14,15
588[illegible]	16	18	15,85
5890	18	20	15,56

ADMIRALTY RESOURCES



Plant Configuration



MIRALTY RESOURCES



Sales and Costs

- Sales currently CIF ex Brazil US $ $72 per tone, translates to $35-$37 per tonne FOB.
- Targeting 1 million tonnes plus production commencing September 2005.
- Revenue of $36 million, EBIT estimate $13m per mill tonnes is ADY share.

ADMIRALTY RESOURCES



Cost of Production - FOB

- Plant - USD7.0 per tonne
- Trucking - USD2.50 per tonne
- Port Loading – USD 3.50 per tonne
- Total USD $13.00 per tonne

ADMIRALTY RESOURCES



Transport

- 100 truck loads per day carrying 30 tonnes per load
- 27 rail hoppers two times per day
- Stockpile at port of Huasco between 150,000 and 250,000 tonnes
- Guocolda coal loading facility

ADMIRALTY RESOURCES



Bulman

- MLN's726 and 727 (Marumba) form the Bulman Zinc-Lead Project in Southern Arnhem Land, Northern Territory.

- In the 1950's CRA estimated there was 375,000 tonnes @ 15% Zn and 2% Pb of mainly oxide material.

ADMIRALTY RESOURCES



- The Bulman Leases and five nearby Zn-Pb occurrences historically were considered having potential for at least 1,000,000 t of at-surface and near-surface exploitable oxide and sulphide ore at greater than 10% combined zinc and lead.

Capital Raising - Options

- $6.0m working capital loan facility secured

- Operating Financing lease for equipment
- $30m- Converting notes still to be placed.
- Option conversion - $17.5 million.
- $10m from 2nd instalment on notes - 10 Feb 2007
- Non-exploration/Project cash burn rate $600,000 per annum.

ADMIRALTY RESOURCES



Focus for 2005

- Commence production of iron ore.
- Complete planning and start construction of sodium sulphate and borate plants.
- Completion of 50 tonne p.a. testing plant

ADMIRALTY RESOURCES



Rule 5.3

RECEIVED 2005 ... 20 P 6:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 5B

Doc 14

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

Quarter ended ("current quarter")

31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(55)	(291)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(498)	(697)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		16	17
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	(7)
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(537)	(978)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	(6,352)	(6,352)
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities –Cia Minera Santa Barbara		(456)	(456)
1.11	Loans repaid by other entities		-	-
1.12	Proceeds from term deposits		17	17
	Net investing cash flows		(6,791)	(6,791)
1.13	Total operating and investing cash flows (carried forward)		(7,328)	(7,769)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(7,328)	(7,769)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	10,000	10,000
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	150	250
1.17	Repayment of borrowings	(230)	(230)
1.18	Dividends paid		
1.19	Cost of Capital Raising	(1,325)	(1,325)
	Net financing cash flows	8,595	8,695
	Net increase (decrease) in cash held	1,267	926
1.20	Cash at beginning of quarter/year to date	(2)	339
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,265	1,265

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	43
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not applicable

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	1,500	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	200
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,265	(2)
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	17
	Total: cash at end of quarter (item 1.22)	1,265	15

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil			
7.3	**+Ordinary securities**	465,342,630	465,342,630		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	15,000,000	15,000,000	$0.10	$0.10
7.5	**+Convertible debt securities** *(description)*	1,960,784	Nil	$10.00	$5.10
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	1,960,784	Nil	$10.00	$5.10
7.7	**Options** *(description and conversion factor)*	175,000,000 Options Exercisable @ $0.10 on or before 30/11/2007	Nil		
7.8	Issued during quarter	175,000,000	Nil		
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil	-		
7.11	**Debentures** *(totals only)*	Nil			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	Nil	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 April 2005
(Company secretary)

Print name: Stephen Prior

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Admiralty Resources NL
ACN 010 195 972

ADMIRALTY RESOURCES

GPO Box 517, Melbourne 3001
Level 6, 150 Queen Street, Melbourne
[t] 61-3-9642 3535
[f] 61-3-9670 8965
[e] pthomas@ady.com.au
www.ady.com.au

Doc 15

29 April 2005

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

MARCH 2005 QUARTERLY REPORT

Highlights

- A 50% interest was acquired in February 2005 in Cia Minera Santa Barbara, a newly formed company that holds nine iron ore properties – named Japonesa, Japonesita, Mirador, Gibaiju, Pamela, Natasha and Tatiana in one group and Soberana and Negrita in another group. The extent of the reserves in four of the properties is estimated to exceed 41 million tonnes, however a ASX JORC compliant calculation is currently being calculated on a proven, possible, indicated and inferred basis'.
- $20 million in Converting Notes were placed with Intrepid International Finance Ltd which were subsequently placed with other institutional overseas investors. There were 1,960,784 notes placed at a face value of $5.10 each and there is another instalment due of $4.90 per note in February 2007. On payment of the final instalment, the notes convert to 200 million ordinary shares.
- Professor J Ross Harper CBE MA LLB D Univ. was appointed a Director and elected Chairman on 30 March 2005. Professor Harper holds a Bachelor of Laws and a Master of Arts degrees from Glasgow University. He was awarded an Honorary Doctorate for Services to Law at Glasgow University in 2002. Professor Harper is an Emeritus Professor of Law at Strathclyde University. He is chairman of Mining Scotland Ltd and its subsidiaries.
- Phillip Thomas was appointed Managing Director.
- Further due diligence work was completed on the Mistake Creek prospect in the Northern Territory with two of the three prospects being rejected as likely gold and diamond targets.
- Ekos Research completed the fiscal stability statement on the Rincon Salar project ensuring production can commence. A due diligence was completed on all currently held information to ensure our drilling data and other geological information is up to date. Drill hole analysis was carried out to confirm the geological structure.

- In the Philippines we are conducting due diligence and evaluating 21 samples on an iron ore sand deposit. We have signed an MOU that will allow us a due diligence period of 60 days to prove up or reject the deposit once all data is supplied to us and testing on samples is completed. This is of interest to us due to its proximity to Chinese and Japanese markets, excellent infrastructure, proximity of ore to the surface and the latest mining reforms in the Philippines encouraging foreign investment.

1. Key Objectives for the June Quarter

a. Finalise the implementation plan of each agreement entered into by Santa Barbara for installation of plant, supply of truck and train transport, port storage and loading facilities. Complete the parameters for the environmental study;

b. Finalise and implement the May and June work plan for the Rincon Salar, including trench and pond construction, core drilling, hydrological testing;

c. Complete the drilling and analytical testing for sodium sulphate and borates at the Rincon Salar and surrounding areas;

d. Complete due diligence of the Iron ore prospect in the Philippines, and within the 60 day period;

e. Finalise and implement the work plan for the Bulman lead zinc prospect, including preparation for discussions with the Traditional land Owners in July 2005.

2. Rincon Salar Project – Argentina

Sodium Sulphate and Borates

The Company will shortly be receiving a market research report for the demand and sales of sodium sulphate and boric acid which it will analyse and in conjunction with drilling results decide on the timeframe to implement the plant design and construction. During the quarter more than 300 holes were drilled and samples are currently being analysed.

(a) Geochemical sampling and trenching will be carried out in the two most promising locations in an attempt to establish their resources. The exploration program consists of:

1. Sodium Sulphate – located near Salar de Cauchari, Mina La Yaveña: 25 trenches excavated from the surface down to the clay basement – about 1.5 to 2.0 m below surface. Logging of salt facies, mineralogy, and analysis of recoverable sodium sulphate.
2. Ulexite, located near Salinas Grandes, Mina Cangrejillos; 600 trenches were excavated from the surface down to the phreatic level – about 1.5 to 2.0 m below surface. Logging of salt facies and mineralogy indicated that this deposit contains about 40,000 of ulexite – expressed as B_2O_3. Another property near Berlinger in Salar de Olaroz is being investigated.

(b) The above exploration program began in the field on 28 March 2005.

Lithium

A major technical review was completed of all available data and work conducted over the quarter. The results are summarised below:

- Most of the superficial waters enter the Salar subaerially in the north and the eastern sides of the Salar, forming a phreatic zone 30 to 40 cm below the Salar's surface, where the brines flow in an NNW-SSE direction. There are not significant groundwater flow fluctuations throughout the year.
- As the ground water infiltrates the Salar's crystalline mass, it becomes enriched in total dissolved solids.
- In the southern part of the Salar, the crystalline mass is made predominantly of halite suggesting that the volcanic structures in the south of the Salar act as an impervious contention barrier favouring salt enrichment in this region of the Salar.
- The chemical analysis of the brines collected from the sampling holes show that

    - There is no statistically significant difference in the chemistry of any of the boreholes perforated within the Csd unit of the Salar.
    - The brines total dissolved solids, dominated by $Na+$ and $Cl-$, do not show depth dependent variations.
    - $SO4=$ concentrations increase with depth, however, the relative concentration of this anion does not affect the total ionic strength of the brines.
    - $Ca++$ concentrations decrease with depth. As in the case of sulphate, this cation does not affect the total ionic strength of the brines.
    - Borates occur in (i) the northwest playa, and (ii) in the northwest where borax was mined at Zuri. Both areas are associated with thermal activity and boron is genetically associated with subterraneous thermal springs.
    - Mineralogical tests show no evidence of any lithium or potassium minerals, indicating that both cations are present almost entirely in solution, and perhaps as very minor impurities in other minerals.
    - Lithium and potassium occurs only in solution, mostly in the brines contained the southern Csd unit.
    - There is a strong linear correlation between potassium and lithium concentrations:

$$[Li, mg/L] = 0.001412 + 0.05063\ [K, mg/L]$$

$$Li/K \approx 1/20$$

$r2 = 0.91$ $\quad$ $n = 85$

- The analytical results, presented in Table 1, can be summarised as:

Density	1.2180	±	1.070	g/ml
pH	7.16	±	0.16	
TDS, %	281,430	±	10,170	mg/kg
Cl-	153,030	±	16,210	mg/kg
Na+	93,550	±	11,220	mg/kg
Li+	332	±	45	mg/kg
K+	6,341	±	687	mg/kg
Mg++	2,750	±	687	mg/kg
Ca++	492	±	358	mg/kg
SO4=	9,221	±	3,309	mg/kg
B2O3	892	±	196	mg/kg

Corporate:

The following tasks were completed:

1. Legal Due Diligence on mining titles
2. Legal Due Diligence on Servitudes
3. Termination of office rental contract
4. Inscription of Argentina Diamonds Ltd as an employer
5. Termination of existing employment contracts:
6. Review of company's motor vehicles
7. Company reorganisation:

    7.1. Termination of Carlos Zimmerman as Director and General Manager.
    7.2. Termination of previous legal advisor, Hugo Fernández Esteban.
    7.3. Appointment of new legal advisor, Dr. Rodrigo Frías.
    7.4. Appointment of Dr. Rodrigo Frías as Agent in Argentina.
    7.5. Preparation of Accounting Balances to 31 December 2004 and preparation of Bank Reconciliation 1 Jan to 31 Mar 2005.
    7.6. Termination of current accountant.
    7.7. Appointment of new accountants.

8. Mining groups: An application has been lodged (No. 18.119) consolidating 26 mining properties into a single Mining Group. The remaining 8

properties cannot be consolidated at this time. Currently awaiting government approval.

9. GST rebate Law 24.196, application lodged. Awaiting government approval.

10. Application for fiscal stability completed but not lodged.

3. Mistake Creek, NT (EL 10096, EL 10097, EL 10098)

The agreement with Kajeena Mining Pty Ltd was reviewed and a decision taken by the Board to not proceed with EL's 10096 and 10098.

Phillip Thomas
Managing Director

For further details:
Call 03-9642-3535
Email admiralty@ady.com.au

Rule 3.19A.3

Appendix 3Z

Doc 16

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ADMIRALTY RESOURCES NL**
ABN	**74 010 195 972**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Shane Robert Mulcahy
Date of last notice	
Date that director ceased to be director	31/03/05

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Shane Robert Mulcahy and Cheryl Anne Mulcahy atf Mulcahy Superfund.	**800,000 Ordinary Shares**

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Doc 17.

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ADMIRALTY RESOURCES NL**
ABN	**74 010 195 972**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS HARPER
Date of appointment	29/03/05

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Press Release

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972
Head Office
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Doc 18

Admiralty Resources NL

Release Time	**IMMEDIATE**
Date	**Monday, 11 April 2005**
Contact	**Phillip Thomas, Managing Director**

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Admiralty Resources NL is pleased to advise that its registered office is now located at Level 6, 140 Queen Street, Melbourne 3000.

The Managing Director's office and Melbourne operations is located at Level 6, 150 Queen Street Melbourne 3000. Our Brisbane office has been vacated. All postal correspondence should be directed to GPO Box 517, Melbourne 3001.

We have recently taken office space in Sydney at Level 25, 1 Alfred Street, Sydney 2000 where our Sydney operations will be conducted from. We expect to have the office open in the next three weeks.

For further information contact:

Phillip Thomas,
Managing Director
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[m] 0402 291671
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Doc 19

1 April 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

UPDATE ON THE RINCON DEL SALAR LITHIUM PROJECT

Summary

Progress is on track, and over the past two months the Company has:

- conducted two successful visits to the Rincon del Salar conducting further testing work on lithium concentrations; Dr Carlos Sorentino, our Project Leader made the visits along with his chemical engineering and geological team. He has submitted his engineering and legal/fiscal due diligence reports.
- Dr Pavlovic has completed a review of Dr Sorentino's work and has confirmed at 12,000t/y revenue will be USD 49 million from lithium alone at current market prices.
- completed reconnaissance work on the concentrations of sodium sulphate and boron/borates to produce boric acid in the Rincon del Salar and surrounding salars (there are 17 in the Argentinean Puna and 52 in the Altiplano-Puna region);
- investigated the latest technologies to separate the lithium out of the magnesium rich brine;
- completed due diligence and outstanding applications on all mine titles, survey pegs, mining applications; fiscal stability (tax) agreements, and environmental reports
- Consolidated our 34 mining leases into four or more leases;
- Identified and retained the best staff/consultants in Argentina and elsewhere to manage our legal, financial and technical affairs.

Dr Pedro Pavolvic, commented in a March 2005 review of our analysis that "According to Hazen, among the alternate processes for recovering lithium, precipitation of Li2SO4.H2O appears promising..., as a preliminary approach, it seems reasonable to set up a production capacity for LiCl...of 12,000 t/y.".

We have also begun our Capital Expenditure estimates based upon quotes solicited from equipment suppliers with a track record for both the proposed sodium sulphate plant and the boric acid plant. These quotes required detailed engineering calculations and process engineering plans which are now completed. We are currently estimating our operating expenditure.

The Company has contracted a well known Australian consulting group in Argentina to conduct a market feasibility study on the opportunities for large contracts to be obtained for supply of sodium sulphate and a similar exercise will be done for boric acid.

Calculating the Proven Lithium Resource

Dr Sorentino comments that the information evaluated to date indicates the lithium resource is primarily contained in the phreatic brines (the non-crystalline areas) with little if any lithium present in the solid haline (salt) phases. Phreatic brines occur about 50 cm from the surface and go to depths of more than 30 metres. This may be due to the fact that lithium is (i) highly soluble and (ii) present in low concentrations that is a function of its high solubility. In this case, the calculation of a reserve must be approached with the analytical tools of geohydrology and studied with the help of fluid dynamics.

Based upon Igarzabal's[1] inferred resource calculations, to calculate the total resource with some accuracy it requires an exploration program covering a total of 170 km^2, at different drilling/sampling densities to estimate a measured (70 km2) and a probable resource (100 km^2) segments. The proposed exploration methodology will consist of a series of pumping wells, each one of them surrounded by 4 observations wells. In each pumping well, the characteristics to be tested include:

(i) Constant flow under isobaric conditions;

(ii) Three dimensional cone of depression and the radius of influence of the pumping well;

(iii) Aquifer characteristics including transmissivity and storability, and

(iv) Vertical and horizontal isoconcentration curves for density, pH, eH, Li, K, Ca, Mg, Cl, F, SO4, HCO3, CO3 and BO3 to allow the formulation of finite element 3D spatial representation of the chemistry of the Salar's phreatic zones.

We are currently running this tender. After this has been completed we will commence drilling and constructing the first stage of the evaporation ponds by July 2005. We have started investigations into the design of the stage one ponds and the base treatment.

Location of Plant Head Office

Visits to the area clearly indicate that the infrastructure and access of Susques twonship is superior to Olacapate. Susques is on a sealed road to the deep-sea port of Mejillones in the Pacific Ocean coast and has suitable supplies of electricity and gas. Other centres are being considered with the aim to establish facilities in the most advantageous location.

Excellent Progress on Fiscal Issues; Fiscal Stability Application

Argentinean mining laws allow a registered mining company to have its taxes fixed at a point in time. In this case, the government warrants that it will not increase any fiscal imposts for a period of 30 years, thus establishing a "fiscal ceiling". All the legal formalities required for the lodgement of such an application are now completed and the application itself is currently being prepared. It is suggested we defer lodgement until a new fiscal law is enacted in Argentina that will lower taxes to our benefit. In addition, the Company is eligible for a 200% deduction for its exploration expenditure. An application has been lodged for a rebate of the GST taxes previously paid.

A legal due diligence project has been completed and a new Representative appointed in Argentina.

Acquisitions for Supply of Sodium Sulphate and Borates

Five other salars are currently being investigated for their potential to provide high concentrations of Borates and Sodium Sulphate. When these resources are acquired we will release details of our construction plans for a sodium sulphate manufacturing facility and a boric acid facility. There are reasonable concentrations of Boron in the Rincon del Salar but there are other salars devoid of lithium that have high amounts of Boron.

---

[1] Igarzábal, A.P.; Salas R.J. y Quiroga A.G, (1987) Quimismo, mineralización y potencial del Salar del Rincón, Departamento de los Andes, Provincia de Salta. Décimo Congreso Geológico Argentino, San Miguel de Tucumán, Actas II, 171-174.

Price and Marketing of Lithium

In the USA, the production of spodumene ceased in 1998. However, Chemetall Foote is still recovering lithium as lithium carbonate in Silver Peak, Nevada (about 900 t/y expressed as Li). Chinese Li_2CO_3 production, equivalent to about 2,500 t/y of Li in 2003, reported by USGS, is obtained in part from spodumene concentrates imported from Sons of Gwalia (SOG) Australia. Sons of Gwalia is in Administration, although the Greenbush lithium/spodumene mine has not been dealt with as far as can be ascertained by UBS or the Administrator. The SOG Gold operations were sold to St Barbara.

Chile is currently producing some 40,000 t/y of lithium carbonate, equivalent to 7,515 t/y Li, while FMC produces 20,000 t/y in Argentina. A private source of information was used by Fowler and Pavlovic to ascertain the FOB export price for lithium chloride in Argentina. The average FOB price from 2002 to mid 2004 was US$4,676/tonne LiCl. Since then there has been an 8% price increase. So, as a safety factor, Pavlovic reports that US$4,000 to 4,200/tonne LiCl are good values to be used for the valuation of the Rincón project. These numbers are substantially higher than that used by Dr Sorentino in his recent report, where he used lithium prices averaged at US$3,370 ± 1,400 per tonne.

Pavlovic concludes in his March 2005 review that "As per lithium, which is the most valued resource, the inferred mineral resource of 480,000 tonnes as Li would last about 120 years if a production capacity of 12,000 t/y of LiCl is maintained along the time and a recovery yield of 50% is assumed."

Using the price basis of $US4,100 per tonne, this will provide Admiralty with revenues of USD 49 million.

Yours sincerely,

Phillip Thomas

Phillip Thomas
Managing Director
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

31 March 2005

Doc 20

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Shane Mulcahy Resignation Accepted

Chuck Zimmerman Consulting Contract Terminated

Dr Rodrigo Frias Appointed New General Manager of Argentina Diamonds Ltd
and Argentinean Representative

The Board today has accepted the resignation of non-executive director, Shane Mulcahy. Mr Mulcahy is pursuing other business interests overseas.

The Board has also terminated the consulting contract of Carlos E Zimmerman, past General Manager of Argentina Diamonds Ltd.

Directors thank both Mr Mulcahy and Mr Zimmerman for their respective contributions to Admiralty Resources.

Dr. Carlos M. R. Sorentino PhD, MEnvSt, BE(Chem),MMICA, FAusIMM, CP(Man) will continue his technical management role from Sydney and has engaged local chemical project engineers and geologists to fast-track the Rincon del Salar project to extract lithium, and develop opportunities in sodium sulphate and boric acid.

Dr Rodrigo Frias, of Frias and Associates, based in Salta, Argentina, has been appointed Argentina Diamond's new General Manager and Argentinean Representative.

Dr Rodrigo Frias – Brief Resume

Dr. Frías (age 42) gained his doctoral degree in law from the National University of Buenos Aires in 1988. That same year, Dr Frías established a legal practice in his native Salta where he specialises in Mining and Environmental law. Dr Frías advises a number of Argentinean and foreign mining companies including Empresa de Áridos El Vallenar, Mansfield Minera, Minera Industrial Argentina, Santa Rita and Surnatrón. He is secretary of the Institute of Water Rights of the Universidad Católica de Salta. He has lectured at a number of public seminars on mining and environmental law.

Phillip Thomas

Phillip Thomas
Managing Director

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

30 March 2005

Doc 21

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

APPOINTMENT OF PROFESSOR ROSS HARPER CBE, DIRECTOR AND CHAIRMAN OF THE BOARD

The Board is delighted to announce that Prof. Ross Harper has accepted an offer to join the board as a non-executive director. At yesterday's board meeting, he was appointed Chairman of the Board.

Professor Harper will provide leadership to the board of directors of the Admiralty Resources group and will ensure that all directors and management act with the highest levels of integrity. Professor Harper will monitor and ensure compliance with all legal obligations, especially those relating to asset protection, the environment, native title, cultural heritage and occupational health and safety in all countries of operation. Professor Harper will be ultimately responsible for all communications with shareholders and for the efficient organisation and conduct of the functions of the board of directors.

The appointment of Professor Harper will balance the composition of the board, complimenting the skills and experience that already exist. He has considerable exposure to non-Australian markets and experience in ensuring the application of the highest levels of integrity and business ethics by boards of directors of substantial corporate groups. Given Professor Harper's relevant experience and achievements, compatibility with other board members and proven intellectual ability, the group's objectives should be more efficiently achieved.

Phillip Thomas has been appointed Managing Director. Phillip Thomas commented that "having Professor Harper join us will contribute to the international expertise on the board and given his immense experience in the mining and legal fields his contribution will be a valuable resource and in addition permit a more efficient level of corporate governance to be practised at Board level."

Professor J Ross Harper CBE MA LLB D Univ. – Brief Resume

Professor Harper holds a Bachelor of Laws and Master of Arts degrees from Glasgow University. He was awarded an Honorary Doctorate for Services to Law at Glasgow University in 2002. Professor Harper is an Emeritus Professor of Law at Strathclyde University. He was awarded a CBE for public and political services in 1986.

Professor Harper is currently Non-Executive Chairman of:

- **Mining (Scotland) Limited** - a private company which bought the Scottish assets of British Coal during its privatisation in 1954. It has 1,000 employees, a turnover of 114 million pounds sterling and profits of 6 to 9 million pounds. It operates 14 open cast sites through its wholly owned subsidiary Scottish Coal Ltd.
- **Scottish Biopower Ltd** - a recently established company designed to build and operate generating power stations using wood and biofuels as energy and
- **European Scanning Centre** - situated in Harley St London, providing a new era in disease prevention and detection It is the U.K. market leader in electron beam tomography (EBCT) a faster and safer type of CT scanning.

Professor Harper is a consultant with Harper Macleod, solicitors. Professor Harper was a senior partner of the firm and helped develop the business from its inception. Harper Macleod now has over 150 staff and 30 partners.

Professor Harper was President of the International Bar Association from 1994-1996 and prior to this he was president of The Law Society of Scotland from 1988-1989.

He has a distinguished political career and has been active in many charitable activities such as the Ross Harper Foundation. Professor Harper has several publications in the legal and political fields.

He is a keen bridge player and enjoys angling. Professor Harper will be in Australia for a board meeting in May 2005.

Yours sincerely,

Phillip Thomas.

Phillip Thomas
Managing Director

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

29 March 2005

Doc 22

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Please find attached a power point presentation that will be provided to analysts at Colonial First State today.

Yours sincerely,

Phillip Thomas.

Phillip Thomas
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

dmiralty Resources NL



Presentation

Colonial First State

29 March 2005

ADMIRALTY RESOURCES



trategic Focus

- ROCE greater than 25%
- RR of NPAT greater than 20%
- Premium participant in lithium/energy sector.
- Maximise cash flow and profits from commodities opportunities eg. iron ore, gold, and industrial minerals.
- Risk/Return profile within 1.5-2 standard dev. (75%-95% probability).

ADMIRALTY RESOURCES



lining Prospects - Portfolio

Rincon del Salar & others:

- Lithium carbonate, hydroxide, chloride;
- Sodium sulphate;
- Boric acid and boron salts;
- Potash fertiliser; and
- Quality salt.

Japonesita Group

- Iron ore - 9 mines.
- Copper?

Bulman

- Lead, zinc oxide - 200 hectares.

Mistake Creek, Philippines, Pyke Hill.

ADMIRALTY RESOURCES



3 - YTD Year in Review

- Jul 2003 - 184 samples taken at Bulman, NT Lead Zinc oxide deposit, negotiation with TLO's successful, 2006.
- Aug 2003 - NILNAV appoints NeuMedix as its global distributor.
- Sep 2003 - $2.0mill debt facility Perolin Investments.
- Dec 2003 - Joint venture with Cougar Metals at Pykes Hill, WA Nickel prospect.
- Apr 2004 - $1.68m share placement .
- May 2004 - Salar del Rincón: Feasibility Review.
- Oct 2004 - Salar del Rincón: Phase chemistry from Hazen Laboratories, Fowler-Pavlic report.
- Oct 2004 - Due diligence on Japonesa Properties, Chile.
- Jan 2005 - Dr Sorentino report, commissioned for Geochem.
- Feb 2005 - Converting note placed with Intrepid $20m, Perolin repaid.
- Mar 2005 - Chile JV commences.

ADMIRALTY RESOURCES



alar del Rincón

alar del Rincón - Jujuy province Nth Argentina, 3,700 etres altitude, 3,000 mm^3 per sq cm evaporation per year.

orthern Fault sequence - east $NaSO_4$, west lithium/boron.

4 leases - 250 sq kilometres.

0 -20 cm of hard salt crust, boron sequences on the sides Salar.

ods of lithium rich super brine - depths 20 metres plus.

as pipeline (to Escondida), power, subterranean water, ghway, railroad close by - town of Jujuy to North, Salta outh.

xtreme arid conditions have remained constant over the st 150,000 years.

flows of weakly saline surface waters are enriched in hium (63 mg/l) and boron (186 mg/l).

thium concentrations reach 400 mg/l in brines occluded in e interior of the evaporite.

ADMIRALTY RESOURCES





REFERENCE
Detrital Facies
Evapouritic Facies
Rincon Salt Lake (ie Salar)
NNE Rifts: PUNA-ALTIPLANO
N/NW Rifts/Fractures: CALAMA-OLACAPATA & ARCHIBARCA
NE Transfer Zone: ARIZARO T.Z.
BOLIVIA
CHILE
ARGENTINA
Pozuelo
Vilama
Jama
Olaroz
Cauchari
Guayatayoc
Salinas Grandes
Incahuasi
Rincon
Pocitos
Pastos Grandes
Arizaro
Llullaillaco
Centenario
Ratones
Diablillos
Rio Grande
Hombre Muerto
Antofalla
N
22°
23°
24°
25°
26°
70°
68°
66°
0
50
100km

RINCON PROJECT

ADMIRALTY RESOURCES



ctorial view

;, 18 km/h winds, 38 % hum, 3,700m asl, 37mm rain, 00 mm/evaporation per annum – one of the highest aporation regimes in the world.



ADMIRALTY RESOURCES



alar del Rincón (continued)





ADMIRALTY RESOURCES







alar del Rincón

onomics - Brine (Bittern/Liquor) content

- ithium Carbonate (Chloride) 340-600kg/mega litre
- 2,500 to 3,300 US$/t indicative price range).
- oron (boric acid) 240-500kg/mega litre
- 450 to 540 US$/ t).
- nhydrous Borax (300 to 450 US $/t)
- otash (Muriate) 2000-2500kg/mega litre (25 to 50 US$/t) (seasonal).
- ypsum 2000-2500kg/mega litre
- alt (93%) 40,000 - 50,000kg/mega litre (6 to 40 S$/t export).

: Industrial Minerals - Minerals Price Watch Feb 2005 - Bulk FOB California.

0 square kilometres x 0.25m = 10 km^3 = 1 billion ubic metres = 1,000,000 mega litres.

ADMIRALTY RESOURCES



nferred Resources

On the basis of the average grades in the brines, the inferred resources are:

- $\approx$1.2 million tonnes Li;
- $\approx$29 million tonnes of KCl;
- $\approx$ 3 million tonnes B_2O_3; and
- $\approx$ 13 million tonnes Mg.

ADMIRALTY RESOURCES



rgentinean Taxation Regime

- 30 years 'freeze' on taxation, ensuring that taxes are capped at their current level.
- Exemption from import and excise duties.
- Exemption from GST.
- Double deductibility of exploration costs.
- Accelerated depreciation.
- No time limit to carried forward losses.
- Tax agreement with Australia allows the franking of taxes paid in Argentina.

ADMIRALTY RESOURCES



thium

- FMC produces 20,000 t/y LiCl from Salar del Hombre Muerto in Argentina.
- Soquimich recovers 28,000 t/y of LiCl from Atacama in Chile.
- Between both of them, the Puna produces 70% of world's lithium chloride.
- Lithium Prices increased 14% last year, ceramics, energy and battery use of lithium increased substantially.
- Salar del Rincón has a resources of 1.2 MT of Li and can sustain a 12,000 to 20,000 t/y operation depending on market demand.
- Price and marketing can be described as an exclusive bidding system for supply.

ADMIRALTY RESOURCES



ow Diagram of Evaporation - Classical pproach



Brine
H₂O
First-stage Solar Evaporation: Concentration ratio of 1.8
NaCl, Na₂SO₄
H₂O
Second-stage Solar Evaporation: Concentration Ratio of 3.5
NaCl, Na₂SO₄
H₂O
Third-stage Solar Evaporation: Concentration Ratio of 5.3
NaCl, MgSO₄·Na₂SO₄, Na₂SO₄
Ca(OH)₂
Mg, SO₄, and Ca Removal: 2 Stages
Mg(OH)₂, CaSO₄·2H₂O, CaCO₃
Na₂CO₃
H₂O
Li₂CO₃ Precipitation and Additional Evaporation
Li₂CO₃
Preferred Alternate
H₂O
Steam Evaporation to Concentration Ratio of 25
Na₂CO₃
Li₂CO₃ Precipitation, Filter, and Dry
Li₂CO₃ Product

ure 3. Block Flow Diagram of Salar Evaporation of Rincon Brine and Li_2CO_3 Precipitation (Lime-Soda Process)

ADMIRALTY RESOURCES



ithium Extraction options

Membrane/ionisation.

Membrane/solvent extraction.

Solvent extraction Mg removal.

Solvent extraction/amberlite.

ADMIRALTY RESOURCES



·ojected Cash Flows

Salar del Rincón – 6 to 18 months lithium feasibility study before stage one completed.

Sodium Sulphate

115 to 125 US $/t.

50-75K tonnes consumed in the domestic market

US $1.5-2 million capex investment.

Revenue US$6 to 8 million per year.

EBIT after capex recouped estimated at US$3 to 4.5 million.

Plant construction/commission 9 to 12 months.

Seeking initial contract 12,000-15,000 tonnes in Argentina.

Completing feasibility study/marketing study May/June 2005.

May acquire another Salar close by for additional Na_2SO_4 rich brine.

ADMIRALTY RESOURCES



Cash flows continued: Boric Acid

- **Boric Acid** - $450 to 540 US$/t
  5-10K tonnes local demand. Spot prices quoted as high as $900-925 per tonne.
- US $2 to $3 million capex investment.
- Revenue US$ 2.7 to 3.2 million per annum.
- EBIT $1.8 to 2.1 million after capex recovery.
- Plant construction/commission 9-12 months.
- Seeking initial contract 5,000 to 7,000 tonnes from glass manufacturers.
- Completing feasibility study/marketing study - May/June 2005.
- Huge shortage of boric acid globally.
- May acquire another Salar close-by for additional borate rich brine.

ADMIRALTY RESOURCES



Borate Market

- Boron salts are produced from Centenario, Ratones, Diablillos, Pozuelos and Pastos Grandes.
- Argentina is the world's third largest boron producer, with annual production reaching 350,000 t/y, all of it being recovered from the Puna.
- Resources in the Puna estimated to exceed 75 Mt B_2O_3.
- We are seeking 10% market share in 2007/8 at 35,000 tonnes which would provide revenue of US $ 32 million.

ADMIRALTY RESOURCES



Minimum Production Scenario of Non-lithium Products - FY 2005/2006

	Boric Acid	Sodium Sulphate
oduction, t/y	5,000	12,000
ales price, S $/t	450-540	140-160
perating osts, US $/y	230	80
BIT US $	630,000	375,000

ADMIRALTY RESOURCES



Minimum Earnings Scenario of Non-lithium Products - FY 2005/2006

	Aggregated US $ Millions
apital Expenditure	4.0
nnual EBIT 50 Boric acid, $145 Sodium lphate sales prices	2.2
PV 2% disc rate, (10 years)	$6.8 mill
RR	54%

ADMIRALTY RESOURCES



ithium Production

- Stage One Plant. Capex for Stage One US $ 7-10 million (subject to extraction method).
- Stage One plant to produce 500 to 2000 t LiCl in 18 months (US $7.5 million in revenue).
- Full scale plant US $30 million plus.
- Full scale plant in 18-36 months at 10,000 to 12,000 t.
- Completing chemical project feasibility with Dr Sorentino head of project.

ADMIRALTY RESOURCES



aponesa Iron Ore JV

- Compañía Minera Santa Bárbara 50% ownership.
- 9 mines - Chilean Geol. estimate of reserves 41 million tonnes - to be proved to JORC standards.
- 55km from Ports, good access to power, road, rail, skilled staff.
- Finalising negotiations, permits.

ADMIRALTY RESOURCES



Sales and Costs

- Sales currently CIF ex Brazil US $ $72 per tone, translates to $35-$37 per tonne FOB.
- Targeting 1 million tonnes plus production commencing September 2005.
- Revenue of $36 million, EBIT estimate $13m per mill tonnes is ADY share.

ADMIRALTY RESOURCES



ulman

MLN's726 and 727 (Marumba) form the Bulman Zinc-Lead Project in Southern Arnhem Land, Northern Territory.

In the 1950's CRA estimated there was 375,000 tonnes @ 15% Zn and 2% Pb of mainly oxide material.

ADMIRALTY RESOURCES



The Bulman Leases and five nearby Zn-Pb occurrences historically were considered having potential for at least 1,000,000 t of at-surface and near-surface exploitable oxide and sulphide ore at greater than 10% combined zinc and lead.

Bulman Location


Nhulunbuy
Darwin.
Bulman
Katherine.
McArthur River.
MLN 726 & 727.
Nhulunby Road.
Bulman.
Wilton River
430000 mE
431000 mE
432000 mE
Moonlight Mining NL
Location

ADMIRALTY RESOURCES



Capital Raising - Options

- $1.5m working capital loan Perolin Investments standby facility
- $30m- Converting notes still to be placed.
- Option conversion $17.5 million.
- $10m from 2nd instalment on notes - 10 Feb 2007
- Non-exploration/Project cash burn rate $600,000 per annum.

ADMIRALTY RESOURCES



ocus for 2005

- Commence production of iron ore.
- Complete planning and start construction of sodium sulphate and borate plants.
- Stage One Plant planning phase completed for Salar del Rincón and complete engineering feasibility/design.
- Finalise Philippines due diligence iron ore prospect.

ADMIRALTY RESOURCES



Doc 23

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 March 2005

Admiralty Resources NL

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Admiralty Resources NL (the "Company") will be lifted immediately, following the release of the Company's half year accounts.

Security Code: ADY

Simon O'Brien
Companies Adviser

Doc 24

ADMIRALTY RESOURCES NL

A.C.N. 010 195 972

FINANCIAL REPORT

FOR THE HALF YEAR ENDED 31 DECEMBER 2004

ADMIRALTY RESOURCES NL
A.C.N. 010 195 972
DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

The Board of Directors of Admiralty Resources NL have pleasure in submitting the financial report of the Company for the half year ended 31 December 2004 and report as follows:

DIRECTORS

The names and particulars of the Directors of Admiralty Resources NL in office at any time during or since the end of the period:

Anthony Dickson	**Director** – Commenced 17/08/04
Frank Edge	**Chairman** – Ceased 17/08/04
Shane Mulcahy	**Director**
Phillip Thomas	**Chairman & CEO**

PRINCIPLE ACTIVITIES

The principle activity of the company is the exploration and development of economic mineral deposits and holding a passive investment in NILNAV Orthopaedics Pty Ltd.

OPERATING RESULTS

The operating loss after tax for the Company for the half year ended 31 December 2004 was $626,783 (2003: $393,996).

DIVIDENDS

No dividends were paid during the half-year, nor are any recommended.

AUDITORS' INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 4.

ADMIRALTY RESOURCES NL
A.C.N. 010 195 972
REVIEW OF OPERATIONS

Highlights

- All of the eight resolutions put to shareholders were passed at the 2004 AGM with significant majorities, most greater than 97%.
- Plans were put in place to reduce costs and thus close the Brisbane office on 28 February 2005 and relocate it to Sydney. The website was rebuilt at www.adv.com.au.
- Ekos Research valued the Rincon Salar project based on modelling net profit after tax and capex at a median discounted value of A$97.3 million over 15 years. They then applied a factor of 8 to determine the value of the Company given development of its assets and achieving projected profits. This approach computed the median value (of market capitalisation) for the Company at A$778 million. Based on 450 million shares on issue, this computes to A$1.73 per share.
- Chemical Engineers Pavlovic and Fowler provided an expert report on the brine of the Rincon Salar concluding it was an attractive economic proposition, especially processing the lithium sulphate present.
- Due diligence on the Japonesa Group of Iron Ore properties near Vallenar in Chile continued. Samples were analysed by a laboratory in Melbourne with outstanding results. Project infrastructure and the processes planned for extraction, freight and loading were analysed. We have now completed contracts with the vendor- Refer Note 2– Subsequent Events - below.
- Hazen Research completed its report and the results were released to the ASX. The results are encouraging and validate our approach to commercialising the Rincon Salar, including the by-products available for sale.
- Planning has commenced for exploration and sampling of the Mistake Creek, NT gold and diamond prospect in April 2005 after the wet season finishes. The work to conduct sampling tests and mapping of the geology will follow on from previous work completed.
- The annual drilling report was received from our joint venture partner Cougar Metals NL on their drilling programmes at Pyke Hill.
- NILNAV Orthopaedics reports that their global distributor, NeuMedix Inc completed a very successful launch in Thailand in November 2004.

1. Rincon Salar Project – Argentina

The Company has signed agreements with chemical engineering firms to commence work on the Rincon Salar. This involves a range of tasks from building ponds and trenches, putting in roads, geotechnical measurements and other related tasks.

2. **Pykes Hill WA – (M39/159)**

The annual mineral exploration report was received from Cougar Metals NL for the period 1 September 2003 to 31 August 2004 for the Pyke Hill Nickel Cobalt project at Mount Margaret mineral field. Cougar has completed two air core drilling programmes. The first was a limited programme as part of the due diligence study, to confirm that the grade and thickness of some past reported Ni-Cobalt intercepts could be repeated. Six vertical, widely spaced aircore holes totalling 247 metres were drilled. The second drilling programme was more comprehensive and designed to test the entire known mineralised area on a 200 x 100m grid, so as to gather enough information to enable an inferred resource calculation to be completed. This programme consisted of 25 vertical aircore holes for a total of 936 metres.

Results for this programme were often of a lower nickel and cobalt grade and the anomalous mineralisation was closed off in most directions. The results are still being analysed before a decision can be made regarding future exploration.

3. **Mistake Creek, NT (EL 10096, EL 10097, EL 10098)**

The agreement with Kajeena Mining Pty Ltd was finalised and contracts prepared for completion.

4. **NILNAV Orthopaedics Investment**

The global agent Neumedix reports strong interest at the SE Asian Orthopaedics conference in the "One-cut" system. Neumedix presented a session at the conference.

....
PHILLIP THOMAS

Chairman and Chief Executive Officer

17 March 2005

Melbourne

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Riverside Centre
Level 26
123 Eagle Street
Brisbane QLD 4000
GPO Box 1463
Brisbane QLD 4001
Australia

DX 115
Tel: +61 (0) 7 3308 7000
Fax: +61 (0) 7 3308 7001
www.deloitte.com.au

Doc 24

ADMIRALTY RESOURCES NL
A.C.N. 010 195 972

The Board of Directors
Admiralty Resources NL
GPO Box 517
Melbourne 3001

16 March 2005

Dear Board Members

Admiralty Resources NL

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Admiralty Resources NL.

As lead audit partner for the review of the financial statements of Admiralty Resources NL for the half-year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

M. Sheerin

MG Sheerin
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Riverside Centre
Level 26
123 Eagle Street
Brisbane QLD 4000
GPO Box 1463
Brisbane QLD 4001 Australia

DX 115
Tel: +61 (0) 7 3308 7000
Fax: +61 (0) 7 3308 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF ADMIRALTY RESOURCES NL FOR THE HALF YEAR ENDED 31 DECEMBER 2004

Scope

We have reviewed the financial report of Admiralty Resources NL for the half-year ended 31 December 2004 as set out on pages 7 to 17. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

The independence declaration provided to the Directors of Admiralty Resources NL on 16 March 2005 would be in the same terms if it was given to the Directors on the date this review report is made out.

Qualification

Included within non-current assets of the consolidated entity is an investment in Nilnav Orthopaedics Pty Ltd with a carrying value of $3,328,830. AASB 1010 "Recoverable Amount of Non-Current Assets" requires a non-current asset to be written down to its recoverable amount when its carrying amount is greater than its recoverable amount. The recoverability of the carrying value of the investment is dependent on the ability of Nilnav Orthopaedics Pty Ltd to generate sufficient funds from the commercialisation of the patented hip replacement toolkit technology. We have been unable to obtain sufficient appropriate evidence to determine the recoverable amount of the investment and, accordingly, whether its carrying amount is greater than its recoverable amount. In the event the carrying amount is greater than its recoverable amount, it would be necessary for the carrying amount to be written down to its recoverable amount.

Qualified Statement

Based on our review, which is not an audit, except for the effects on the financial report of such adjustments, if any, as might have required had the limitation on our review procedures referred to in the qualification paragraph not existed, we have not become aware of any matter that makes us believe that the half-year financial report of Admiralty Resources NL is not in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent uncertainty regarding continuation as a Going Concern

Without further qualification to the statement expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 (b) "Going Concern", there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

M. Sheerin

M G Sheerin
Partner
Chartered Accountants

Brisbane, 17 March 2005

ADMIRALTY RESOURCES NL
A.C.N. 010 195 972
DIRECTORS' DECLARATION
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

In the opinion of the directors of Admiralty Resources NL:

a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, comply with the Accounting Standards, the Corporations Regulation 2001 and other mandatory professional reporting requirements and give a true and fair view of the consolidated financial position as at 31 December 2004, and of the consolidated performance for the half year ended on that date; and

b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

Signed in accordance with the resolution of the directors

Phillip Thomas
Chairman and Chief Executive Officer

17 March 2005

Melbourne

ADMIRALTY RESOURCES NL
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	31 December 2004 $	31 December 2003 $
REVENUES FROM ORDINARY ACTIVITIES		
Other Income	889	17,802
EXPENSES FROM ORDINARY ACTIVITIES		
Depreciation expense	(9,573)	(12,226)
Employee benefits expense	(46,234)	(45,740)
Consultancy expenses	(303,410)	(169,492)
Professional expenses	(91,179)	(43,117)
Occupancy expenses	(46,897)	(33,514)
Communication expenses	(64,681)	(42,576)
Travel expenses	(2,345)	(17,129)
Borrowing costs	-	(19,140)
Exploration expenses	(20,460)	-
Administration expenses	(42,893)	(28,864)
	(627,672)	(411,798)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	(626,783)	(393,996)
Income tax expense attributable to ordinary activities	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX	(626,783)	(393,996)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS	(626,783)	(393,996)
Basic loss per share (cents per share)	(0.14)	(0.10)

Diluted earnings per share is not disclosed as the "trigger" test in AASB1027 was not satisfied.

The above statement of financial performance is to be read in conjunction with the attached notes.

ADMIRALTY RESOURCES NL
CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	31 December 2004 $	30 June 2004 $
CURRENT ASSETS		
Cash assets	66,521	355,742
Receivables	80,591	53,924
Other financial assets	3,600	3,600
Other assets	-	3,348
TOTAL CURRENT ASSETS	150,712	416,614
NON-CURRENT ASSETS		
Other financial assets	3,328,830	3,328,830
Property, plant and equipment	80,913	90,486
Other	1,216,814	1,115,940
TOTAL NON-CURRENT ASSETS	4,626,557	4,535,256
TOTAL ASSETS	4,777,269	4,951,870
CURRENT LIABILITIES		
Payables	413,187	51,004
Interest bearing liabilities	90,000	-
TOTAL CURRENT LIABILITIES	503,187	51,004
NON-CURRENT LIABILITIES		
Interest bearing liabilities	-	-
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	503,187	51,004
NET ASSETS	4,274,082	4,900,866
EQUITY		
Contributed equity	20,420,522	20,420,522
Accumulated losses	(16,146,439)	(15,519,656)
TOTAL EQUITY	4,274,082	4,900,866

The above statement of financial position is to be read in conjunction with the attached notes.

ADMIRALTY RESOURCES NL
CONDENSED STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	31 December 2004 $	31 December 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	-	-
Payments to suppliers and employees	(226,762)	(403,978)
Interest received	889	534
Net GST(paid)/refunded	(35,299)	45,566
Interest and other costs of finance paid	-	(2,908)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(261,172)	(360,786)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment of security deposits	(17,175)	-
Purchase of property, plant and equipment	-	(217)
Payment of mining tenement exploration	(100,874)	(82,434)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(118,049)	(82,651)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	90,000	390,921
Repayment of borrowings	-	(3,000)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	90,000	387,921
NET DECREASE IN CASH HELD	(289,221)	(55,516)
Cash at beginning of the half-year	355,742	42,581
CASH AT THE END OF THE HALF YEAR	66,521	(12,935)

The above statement of cash flows is to be read in conjunction with the attached notes.

ADMIRALTY RESOURCES NL
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

NOTE 1 BASIS OF PREPARATION

(a) Basis of Accounting

The half year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1029 "Interim Financial Reporting". The 31 December 2004 half year financial report is to be read in conjunction with the financial report for the year ended 30 June 2004 and any public announcements made by Admiralty Resources NL during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

Notes of a type normally included in an annual financial report are not included.

The accounting policies adopted in the preparation of the half year financial report are consistent with those adopted and disclosed in the 30 June 2004 annual financial report.

(b) Going Concern

The financial report has been prepared in accordance with generally accepted accounting principles, which are based on the consolidated entity continuing as a going concern. The consolidated entity has incurred operating losses and is in a deficient working capital position as at 31 December 2004. In February 2005 the consolidated entity raised a net $8.675 million from a converting note issue. The funds raised were used to partially fund the acquisition of a 50% interest in Compania Minera Santa Barbara, and for working capital purposes.

As mentioned below in Note 2, the consolidated entity has a further obligation to pay U.S. $3.5 million as part of the acquisition of a 50% interest in Compania Minera Santa Barbara. This amount is payable upon first shipment of iron ore. The consolidated entity will need to raise additional funds to meet this obligation and to provide additional ongoing working capital. The directors believe that additional funding can be raised to meet these requirements through additional fund raisings.

Whilst the directors are confident that additional funds will be raised, a significant uncertainty exists with respect to raising the required funds.

Based upon the views outlined above, the directors believe that, whilst there exists significant uncertainty with respect to going concern, the going concern basis of preparation is appropriate.

Should the Company and Consolidated Entity be unable to continue as going concerns, they may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities and appropriate disclosures that may be necessary should the Company and Consolidated Entity be unable to continue as going concerns.

ADMIRALTY RESOURCES NL
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

NOTE 2 SIGNIFICANT AFTER BALANCE DATE EVENTS

In February 2005 the company received funding of $9,999,998 representing the initial payment of $5.10 per note in respect of the issue of 1,960,784 converting notes at $10.00 per note. This issue was part of the issue of converting notes approved by shareholders at the Annual General Meeting held on 10 December 2004. Procurement and Selldown fees relating to the issue totalling $1,325,000 have been paid by the company. The Company has an ongoing arranger agreement with Intrepid Finance International Limited to act as arranger for capital restructuring and financing.

In February 2005 Admiralty entered into a contract with Wyndham Explorations SA, a privately held company, to acquire a 50% interest in the mining company Compania Minera Santa Barbara, a Chile-based company owning nine freehold iron ore mining properties in northern Chile. Admiralty acquired the stake for 15 million of its own shares issued at A$0.10 per share, an initial cash payment of US$5.0 million, and provision of working capital of up to US$10 million. A further payment of US$3.5 m is due to Wyndham Explorations SA once the first shipment of iron ore is made, expected to be before the end of calendar 2005.

The inferred iron ore mineral resource is estimated by Geologists from drill holes and sampling at a total 41 million tonnes. Mining engineers are currently compiling a proven ore reserve estimate from the results of 92 drill holes and 211 samples from several of the mines. A drilling program will be commenced immediately to allow a proved ore reserve of all nine properties to be established.

Apart from the foregoing and the issues of shares and options referred to in Note 3 below, no significant after balance date events have occurred since the half year ended 31 December 2004.

NOTE 3 ISSUES OF EQUITY SECURITIES

Movements in issued and fully paid up ordinary shares of the company during the half – year were as follows:

Details	Number of Shares	Issue Price	Value $
Opening Balance	450,342,630		20,420,522
Movement	Nil		Nil
Closing Balance	450,342,630		20,420,522

Movements in the options of the company during the half - year were as follows:

Details	Number of Options	Value $
Opening Balance	181,015,425	-
Options expired unexercised	(181,015,425)	-
Closing Balance	Nil	-

Subsequent Issues of Shares and Options

On 4 March 2005 the company allotted 15,000,000 shares at an issue price of $0.10 per share totalling $1,500,000 to Wyndham Explorations SA as part consideration for the acquisition of a 50% interest in Compania Minera Santa Barbara referred to Note 2 above.

On 28 January 2005 the company allotted 175,000,000 options exercisable at $0.10 per share on or before 30 November 2007 to MTM Holdings (Australia) Pty Ltd for a total consideration of $43,750. This issue was approved by shareholders at the Annual General Meeting held on 10 December 2004

NOTE 4 CONTINGENT LIABILITIES

The directors are not aware of any contingent liabilities in existence at the date of this report.

NOTE 5 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

The Company has commenced a transition of its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (AIFRS). Directors of the Company have given consideration to the key areas expected to be impacted by the upcoming transition to AIFRS, and as the Company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of the Company. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

ADMIRALTY RESOURCES NL
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

(i) Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

It is not expected that there will be any material impact as a result of the adoption of this standard.

(ii) Non - current Assets

Property, Plant & Equipment

AASB 116 "Property Plant & Equipment" will allow the carrying amounts of property plant and equipment to include the costs of dismantling and removing items of property, plant and equipment at the conclusion of a lease term or similar arrangement. This amount will adjust the current carrying amount of certain items of property plant and equipment on initial adoption of AIFRS and will be depreciated over the remaining useful life of that related asset.

Any consideration which is deferred is recognised as the net present value of that amount using an appropriate discount rate.

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Items of property, plant and equipment measured at fair value will still be carried as such, however the offsets of balances in the Asset Revaluation Reserve under the new standards will be determined on an "asset by asset" basis rather than the current "class by class" treatment. This means that a change to profit or loss will occur where an impairment write down is necessary and there is no existing balance for that asset in the asset revaluation reserve.

Licences, Patents, Trademarks and Other

All licences, patents and trademarks have been assessed as having either a finite or indefinite useful life.

All items that have been classified as being indefinite life assets will be impairment tested annually in accordance with the standards. All items classified having a finite life assets will be amortised over the useful life of the asset.

Regardless of the useful life classification the directors must assess at the end of each reporting period the classification, subsequent method employed and rates used to ensure appropriateness.

(iii) Share Based Payments

The Company may engage in the practice of allocating to its employees shares and share options as part of their remuneration packages. AASB 2 "Share Based Payments" require that these payments and also payments made to other counterparties in return for goods and services shall be measured at the more readily determinable fair value of the good/service or the fair values of the equity instrument. This amount will be expensed in the statement of financial performance. Where the grant date and the vesting date are different the total expenditure calculated will be allocated between the two dates taking into account the terms and conditions attached to the instruments and the counterparties as well as management's assumptions about probabilities of payments and compliance with and attainment of the set out terms and conditions.

(iv) Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been completed.

NOTE 6 SEGMENT INFORMATION

Segment products and locations

The consolidated entity's operating companies operate solely in one business segment, being mineral exploration. Geographically, the group operates in two predominant segments, being Australia and Argentina.

Segment Accounting Policies

Revenues and expenses are attributed to geographic areas based on the location of the assets producing the revenues and incurring the expenses.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. There have been no changes in segment accounting policies during the period.

SEGMENT INFORMATION – PRIMARY SEGMENT

GEOGRAPHIC SEGMENTS

	Australia		Argentina		Eliminations		Consolidated Entity	
	December 2004 $	December 2003 $	December 2004 $	December 2003 $	December 2004 $	December 2003 $	December 2004 $	December 2003 $
Revenue								
External Revenue	-	-	-	-	-	-	-	-
Unallocated Revenue	889	17,802	-	-	-	-	889	17,802
Total Revenue from Ord. Activity	889	17,802	-	-	-	-	889	17,802
Result								
Segment Result	(577,824)	(474,656)	(48,959)	(105,899)	-	186,559	(626,783)	(393,996)
Unallocated Expenses	-	-	-	-	-	-	-	-
Operating profit before income tax	(577,824)	(474,656)	(48,959)	(105,899)	-	186,559	(626,783)	(393,996)

	Australia		Argentina		Eliminations		Consolidated Entity	
	December 2004 $	June 2004 $	December 2004 $	June 2004 $	December 2004 $	June 2004 $	December 2004 $	June 2004 $
Assets								
Segment assets	7,034,849	7,147,268	1,293,378	1,162,088	(3,550,958)	(3,357,486)	4,777,269	4,665,294
Liabilities								
Segment Liabilities	8,247,276	7,773,171	3,897,394	3,717,145	(11,641,483)	(11,439,312)	503,187	396,915
Other								
Acquisitions of non-current segment assets	6,574	1,140	94,300	1,426	-	-	100,874	3,346,414
Depreciation and amortisation of segment assets	2,122	4,657	7,451	19,648	-	-	9,573	30,473

Doc 25

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 March 2005

ADMIRALTY RESOURCES NL
SUSPENSION FROM OFFICIAL QUOTATION

The securities of Admiralty Resources NL will be suspended from Official Quotation as from the commencement of trading today, 17 March 2005, following failure to lodge their Half Yearly Accounts in accordance with Listing Rules.

ASX Code: ADY

P Ross

Manager Company Announcements Office

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Doc 26.

16 March 2005

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Admiralty Resources Chilean JV Co. Signs Major Sales Agreement with US-based COMETALS

COMETALS to buy minimum of 1.5 million tonnes per annum of iron ore over five years

Admiralty Resources NL [ASX: ADY] today announces that Compania Minera Santa Barbara (CMSB), its 50% owned iron ore joint venture company in Chile, has signed an agreement with Cometals, a division of iron and steel manufacturer CMC, which is listed on the NYSE with a market capitalisation of some USD$1.84 billion.

Under the agreement, which follows on from the MOU announced on 23 February 2005, Cometals will purchase from CMSB a minimum of 1.5 million and a maximum of 3 million tonnes of iron ore per annum, over a minimum five-year period.

Admiralty Executive Chairman and CEO, Phillip Thomas, said the agreement was a key strategic milestone for CMSB that demonstrated the enormous potential of the company's iron ore assets.

Revenue
At the current CIF iron ore price of USD$72 per tonne, post the 71% price increase that comes into effect for Brazilian ore in April 2005, CMSB's agreement with Cometals has a value of USD$72m (AUD$90m) per annum per million tonnes of ore shipped.

Earnings Per Share
ADY expects to generate USD$13m to USD$15m per annum per one million tonne of ore sold in EBIT distributions from the CMSB joint venture.

CMSB has established an office in Vallenar, in northern Chile, and the first shipment of ore from its mines is scheduled for September this year.

Phillip Thomas

Phillip Thomas
For further information please contact Phillip Thomas, Executive Chairman/CEO

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

4 March 2005

Doc 27

Australian Stock Exchange Limited
Company Announcements Office

Dear Sir,

NEW SHARE ISSUE

The directors of Admiralty Resources NL ACN 010 195 972 (**Admiralty**) (ASX: ADY) advise that Admiralty on 4 March 2005 completed an issue of 15,000,000 shares at $0.10 cents per share in satisfaction of part purchase consideration of assets.

Admiralty notifies ASX as follows:

1. Admiralty issued the securities on 4 March 2005 without disclosure to investors under Part 6D.2 of the Corporations Act;

2. as at the date of this notice, Admiralty has complied with:

   (a) the provisions of Chapter 2M of the Corporations Act as they apply to Admiralty; and

   (b) section 674 of the Corporations Act; and

3. As at the date of this notice, there is no information that is 'excluded information' in relation to Admiralty for the purposes of sections 708A(7) and (8) of the Corporations Act.

This notice is given under s708A(5)(e) of the Corporations Act.

Yours faithfully,
ADMIRALTY RESOURCES NL

Stephen Prior
Secretary.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Doc. 28

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	15,000,000 Ordinary Shares Fully Paid

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.10 per share totalling $1,500,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as part consideration for acquisition of a 49% interest in Compania Minera Santa Barbara of Chile in accordance with an announcement made 23 February 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	465,342,630	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	175,000,000	Options exercisable at $0.10 on or before 30 November 2007.
		1,960,734	Convertible Notes (A$10.00 issue price)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 4 March 2005
Company Secretary

Print name: Stephen Charles Prior

== == == == ==

Admiralty Resources NL
ACN 010 195 972

ADMIRALTY RESOURCES

GPO Box 517, Melbourne 3001
Level 6, 150 Queen Street, Melbourne
[t] 61-3-9642 3535
[f] 61-3-9670 8965
[e] pthomas@ady.com.au
www.ady.com.au

23 February 2005

Doc 29

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The Board of Admiralty Resources NL (ASX:ADY) is pleased to announce it has signed a contract with Wyndham Explorations SA, a privately held company, to acquire a 50% interest in the mining company Compania Minera Santa Barbara. Santa Barbara is a Chile-based company that own nine freehold iron ore mining properties in northern Chile. Admiralty acquired the stake for 15 million in shares, AUD8.5 million in cash and provision of working capital. Wyndham are required to continue to hold their shares for at least one year. Admiralty will have equal representation on the board of Santa Barbara through its CEO Phillip Thomas and a Chilean legal representative, and will be involved in all Santa Barbara's operational activities.

The nine properties have been held by Wyndham since 1944, originally through a family interest. They were operational until the 1977 when they were closed due political unrest, low prices and falling demand.

The inferred iron ore mineral resource is estimated by Geologists from drill holes and sampling at a total 41 million tonnes. Mining engineers are currently compiling a proven ore reserve estimate from the results of 92 drill holes and 211 samples from several of the mines. Theresults of those samples are being calculated according to JORC ASX guidelines and will be released soon. Three geologists provided proven ore reserve calculations that satisfied the board's due diligence process to enter into the transaction. A drilling program will be commenced immediately to allow a proved ore reserve of all nine properties to be established.

This is a significant development for shareholders as Admiralty will be receiving profit share distributions over the next 12 months. Those distributions should be consistent with past projected earnings in previous statements of 3-5 cents a share at 1 million tonnes per annum. However, recently major mining company CMVR (Compania Minera Valle Rio Doce) predicted a price increase of between 30% and 90% which will have a major positive impact on earnings.

Santa Barbara estimates it will be exporting more than 1 million tonnes per annum on an FOB basis, in accordance with a sales memorandum of understanding agreement it has entered into with Commercial Metals Company, a New York listed iron and steel manufacturer with sales of USD4.7 billion and 5.0 million short tonnes of iron and steel produced in 2004. Contracts are expected to be exchanged shortly. Santa Barbara's MOU with Commercial Metals has a benchmark price adjustment mechanism in it for ore delivered after April this year.

The nine mining properties are located in the region close to Vallenar, northern Chile. The NNE striking iron ore deposits are of the contact metamorphic type and are alluvial and vein type hard rock of the Mesozoic age. There are more than 40 known deposits of this type in Northern Chile that are between 500,000 and 100 million tonnes of high grade (>60% Fe) ore. The two most famous deposits are El Algarrobo, some 15kms to the south of our mines where 250 million tonnes of ore has been extracted from two open pits, and Los Colorados (previously owned by Santa Barbara) about 50 Kms north of our mines where Mitsubishi haveproved over 200 million tonnes of final product).

Compania Minera del Pacifica, northern Chile's largest iron and steel ore producer, has assessed 211 samples and 22 drill holes of which 4 holes are in two large tailings dumps at an average depth of 22 metres. The samples included vein conglomerate material as well as alluvial. These samples were analysed and Fe content ranged from 60.27% to 67.05%, phosphorous 0.07% to 0.18%, silicon 2.82% to 4.03%, Sulphur 0.012, Aluminium 0.38, Vanadium 0.16, Calcium 0.88, titanium 0.20, and potassium 0.02, using the Davis tube assay approach. The area has also been subject to airborne digital 3D and hand held magnetic surveys. Both studies confirm the presence of significant anomalies indicating iron ore on the nine properties.

The two tailings dumps, of which the first is 1 875,000 M^3, with iron 16,75%, density 2,5 with iron ore tonnage 2,189,250 M^3 and the second stockpile 315,500 M^3, iron 8,04%, density 2,6 with iron ore of 820,931 tonnes) were magnetically separated for lump ore (>6.3mm size) in the 1970's. The fines that were left (and command a price premium today) are ready to be processed immediately as soon as a plant can be installed. The average grade is 16% iron ore, implying every seven tonnes of material processed will produce one tonne of ore. Three mining operations are planned to commence in the next three months,subject to commissioning of plant and equipment. Alluvial deposits will be initially mined at surface level. Some surface high Fe hard rock deposits will also be mined.

Contracts are being negotiated for trucking the processed ore to the port of Huasco, 55 kilometres from the mines. A railway alternative is also available with the line five kilometres from the mine.

Contracts for storage and loading facilities are being finalised at the port of Huasco that will provide a stock pile capacity of 150,000 to 200,000 metric tonnes and Panamax size (50-60,000 tonnes) vessels. Facilities to load 75,000 – 100,000 tonnes per month are already available at Huasco. Contract negotiations with another port located close by are well advanced permitting, Cape (125 -200,000 tonnes) size vessels to be loaded and production will be increased to meet this additional shipping capacity.

This is a major step forward for Admiralty Resources, with earnings commencing in FY 2005/2006 and the beginnings with its partner of a large, profitable iron ore mining business.

Phillip Thomas

....

PHILLIP THOMAS

Chairman

Press Release

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972
Head Office
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965

Doc 30

Admiralty Resources NL

Release Time	**IMMEDIATE**
Date	**Tuesday, 8 February 2005**
Contact	**Phillip Thomas, Executive Chairman/CEO**

Placement of $20m Converting Notes

The Board of Admiralty Resources NL has been advised by Intrepid Finance International Ltd it has placed AUD$20 million of two year Converting Notes with overseas investors and confirmed settlement of the first payment of $10million to Admiralty's bank account on Tuesday 8 February 2005. The face value of the notes is ten dollars. The funds will be allocated as previously indicated to the Rincon Salar and Iron ore projects.

The Board is extremely pleased with this positive outcome. It provides the funding to set the agenda for 2005 and beyond in terms of rapidly progressing the company's key project, the Rincon Salar, a 250sq km brine salt lake rich in lithium, borates, sulphates and potassium in Argentina. The capital also allows Admiralty to build a broad production base in the iron ore sector, step up the company's gold exploration effort, collectively producing high quality, diversified and sustainable earnings.

The Board views this financial support by investors as a strong vote of confidence in support of the company's current projects, and as recognition of the quality of the existing mining assets, chief among them the Rincon Salar and iron ore prospects.

On the 22 December 2004 a Company Valuation forecast, prepared by Dr. Carlos M. R. Sorentino PhD, MEnvSt, BE(Chem),MMICA, FAusIMM, CP(Man) Principal Consultant with Ekos Research, who is an expert in brine project valuations and also lithium production was released to the Stock Exchange.

Contracts have been entered to commence chemical engineering project work at the Rincon Salar. Work will commence immediately on pond construction, and Admiralty expects to have lithium-rich brine within six to nine months, depending on weather conditions. In addition, Admiralty will take advantage of the sub-zero climate of the Argentine winter to process sulphate-rich brine.

Demand for lithium continues to be extremely strong especially in the lithium cobalt/new electrolyte battery sector, driven by growth in notebook computer, camera and electronics sales. Lithium Carbonate and Lithium Hydroxide prices increased by an average 10% in 2004. Lithium usage continues to grow in the automotive, pharmaceutical, polymers, ceramics and energy industries.

Negotiations are at an advanced stage on the Company's iron ore prospects in Chile and the Philippines and a positive outcome is expected to be concluded in coming weeks.

Further geological exploration work on the lead and zinc prospect at Bulman and gold and diamonds at Mistake Creek in the Northern Territory will commence in April 2005, at the end of the wet season.

A further announcement concerning iron ore prospects will be made in the near future. The Board is aggressively pursuing these opportunities in the light of strong iron ore prices.

For further information contact:

Phillip Thomas, Executive Chairman / CEO
Admiralty Resources NL
[t] +61-3-9642 3535
[e] pthomas@ady.com.au
[w} www.ady.com.au

Doc 31

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

7 February 2005

ADMIRALTY RESOURCES NL

TRADING HALT

The securities of ADMIRALTY RESOURCES NL (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 9 February 2005 or when the announcement is released to the market.

Security Code: ADY

Simon O'Brien
Companies Adviser

RECEIVED

Rule 5.3

Doc 32

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

Quarter ended ("current quarter")

31 December 2004

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(59)	(236)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(60)	(199)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(7)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(119)	(441)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(119)	(441)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(362)	(684)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	100	100
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	100	100
	Net increase (decrease) in cash held	(19)	(341)
1.20	Cash at beginning of quarter/year to date	17	339
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	(2)	(2)

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	60
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not applicable

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	1,500	100

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	200
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(2)	17
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	17	17
	Total: cash at end of quarter (item 1.22)	15	34

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil			
7.3	**+Ordinary securities**	450,342,630	450,342,630		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	Nil			
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	172,515,425	-		
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 1 February 2005
(Company secretary)

Stephen Prior
Print name: ....

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

GPO Box 517, Melbourne 3001
Level 6, 150 Queen Street, Melbourne
[t] 61-3-9642 3535
[f] 61-3-9670 8965
[e] pthomas@ady.com.au
www.ady.com.au

Doc 33

31 January 2005

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

DECEMBER 2004 QUARTERLY REPORT

Highlights

- All of the eight resolutions put to shareholders were passed at the 2004 AGM with significant majorities, most greater than 97%.
- As a result, the share price traded in a range of 2.3 cents to 9.0 cents closing at 7.5 cents at the end of the quarter, a move of 325%.
- Plans were put in place to reduce costs and thus close the Brisbane office on 28 February 2005 and relocate it to Sydney. The website was rebuilt at www.ady.com.au.
- Ekos Research valued the Rincon Salar project based on modelling net profit after tax and capex at a median discounted value of A$97.3 million over 15 years. They then applied a factor of 8 to determine the value of the Company given development of its assets and achieving projected profits. This approach computed the median value (of market capitalisation) for the Company at A$778 million. Based on 450 million shares on issue, this computes to a median value of A$1.73 per share.
- Chemical Engineers, Pavlovic and Fowler provided an expert report on the brine of the Rincon Salar concluding it was an attractive economic proposition, especially processing the lithium sulphate present.
- Due diligence on the Japonesa Group of Iron Ore properties near Vallenar in Chile continued. Samples were analysed by a laboratory in Melbourne with outstanding results. Project infrastructure and the processes planned for extraction, freight and loading have been analysed. We are now ready to commence final negotiations with the vendor.
- In the Philippines we are conducting due diligence on an iron ore deposit. We are preparing to sign an MOU that will allow us a due diligence period of 60 days to prove up or reject the deposit. This is of interest to us due to its proximity to Chinese and Japanese markets, excellent infrastructure, proximity of ore to the surface and the latest mining reforms in the Philippines encouraging foreign investment.

- The debt facility available from Perolin Investments Pty Ltd was partially drawn down;
- The Board continues to work closely with Intrepid International Finance Ltd, a Hong Kong based financier to raise up to A$50 million in a two year convertible note issue. Presentations have been conducted overseas. More details will be released soon;
- Hazen Research completed its report and the results were released to the ASX. The results are encouraging and validate our approach to commercialising the Rincon Salar, including the by-products available for sale;
- Planning has commenced for exploration and sampling of the Mistake Creek, NT gold and diamond prospect in April 2005 after the wet season finishes. The work to conduct sampling tests and mapping of the geology will follow on from previous work completed.
- We have a planning meeting scheduled with the Northern Land Council to appraise them of our intended work plan for 2005 at our lead and zinc Bulman project in the Northern Territory.
- The annual drilling report was received from our joint venture partner Cougar Metals NL on their drilling programmes at Pyke Hill.
- NILNAV Orthopaedics reports that their global distributor, NeuMedix Inc completed a very successful launch in Thailand in November 2004.

1. Key Objectives for the Quarter

a. Finalise the placement of the AUD50 million 2 year converting note with Intrepid International Finance Limited;

b. Finalise and implement the work plan for the Rincon Salar, including trench and pond construction.

c. Complete negotiations on the Chilean Iron Ore prospects.

d. Complete the MOU negotiations on the Iron ore prospect in the Philippines, and complete due diligence within the 60 day period.

e. Finalise and implement the work plan for the Bulman lead zinc prospect, including discussions with the Traditional land Owners.

f. Evaluate our consulting geologist's report to be received after the April 2005 work is completed on the Mistake Creek tenement to determine the activities to progress the prospect.

2. Rincon Salar Project – Argentina

The Company has signed agreements with chemical engineering firms to commence work on the Rincon Salar. This involves a range of tasks from building ponds and trenches, putting in roads, geotechnical measurements and other related tasks.

3. Pykes Hill WA – (M39/159)

The annual mineral exploration report was received from Cougar Metals NL for the period 1 September 2003 to 30 August 2004 for the Pyke Hill Nickel Cobalt project at Mount Margaret mineral field. Cougar has completed two air core drilling programmes. The first was a limited programme as part of the due diligence study, to confirm that the grade and thickness of some past reported Ni-Cobalt intercepts could be repeated. Six vertical, widely spaced aircore holes totalling 247 metres were drilled. The second drilling programme was more comprehensive and designed to test the entire known mineralised area on a 200 x 100m grid, so as to gather enough information to enable an inferred resource calculation to be completed. This programme consisted of 25 vertical aircore holes for a total of 936 metres.

Results for this programme were often of a lower nickel and cobalt grade and the anomalous mineralisation was closed off in most directions. The results are still being analysed before a decision can be made regarding future exploration.

4. Mistake Creek, NT (EL 10096, EL 10097, EL 10098)

The agreement with Kajeena Mining Pty Ltd was finalized and contracts prepared for completion.

5. NILNAV Orthopaedics Investment

The global agent Neumedix reports strong interest at the SE Asian Orthopaedics conference in the "One-cut" system. NeuMedix presented a technical paper at the conference.

Admiralty Resources NL

Phillip Thomas
Chairman and CEO

For further details:
Call 03-9642-3535
Email admiralty@ady.com.au

Rule 3.19A.2

Doc 34

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Admiralty Resources NL
ABN: 74 010 195 972

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillip Thomas
Date of last notice	21 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 January 2005
No. of securities held prior to change	2,213,896
Class	Ordinary
Number acquired	15,050
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,173.90
No. of securities held after change	2,228,946
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEDIA RELEASE

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972
Head Office
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Doc 35

Release Time	**IMMEDIATE**
Date	**Wednesday, 5 January 2005**
Contact	**Phillip Thomas, Executive Chairman / CEO**

HAZEN PHASE CHEMISTRY REPORT ON RINCON SALAR ARGENTINA –99.6% PURE LITHIUM CARBONATE PRODUCED

The Board of Admiralty Resources NL is pleased to announce the important results contained in the phase chemistry study by Hazen Research Inc of 220 litres of Rincon Salar brine. Hazen commenced their simulated solar evaporation study in May 2004 to report on the economic minerals present and production options. Hazen Research is a leading US Minerals Research group based in Golden Colorado, USA.

Phase Chemistry Study

Over a period of 4 months they evaporated the sample 220 litres to 9 litres, effecting a concentration ratio of 18 which is the level required to obtain economic yields of lithium after magnesium and sulphate is removed. They commented that the initial level of lithium in the brine was similar to that of two other major producers, the Silver Peak NV deposit (commenced in 1966operated by FMC) at Clayton Valley, USA of 0.04%, but slightly lower than that at the Salar de Hombre Muerto in Argentina. Recovery of Lithium by precipitation as Li_2CO_3 (Lithium Carbonate) was demonstrated yielding a product containing over 99.6% pure Li_2CO_3.

Boron, Magnesium and other Minerals

It was noted that the brine had high concentrations of magnesium, and that production of magnesium sulphate (Epsom salts) may be possible as a by-product. The Mg/Li ratio is between 9-10, while by comparison at SQM's Atacama Salar, the ratio is 6-7. They also advised that the Rubidium level was 0.021%, Caesium 0.007% and bromine 34 mg/ltr. Hazen advise there are no known producers of bromine in South America so this may be a market opportunity for Admiralty Resources. The Board will investigate this.

They recommended further test work to evaluate the removal of boron from the concentrated brine by both crystallisation and solvent extraction, if boron free Li_2CO_3 product is desired (for aluminium smelter use). Solvent extraction and crystallisation of H_3BO_3 from similar brine to that of the Rincon Salar has been produced commercially. Boric Acid sells for between US$400-US$500 per tonne ex Peru.

Production Options

Potentially the $MgSO_4$ can be obtained by cooling the brine to crystallize it out of solution on the bottom of the chilling pond when the temperatures are around zero degrees. Temperatures at the Rincon Salar from June to August are sub zero. Therefore, Admiralty will be able to have summer and winter

production cycles, of lithium carbonate in summer and magnesium sulphate and possibly sodium sulphate in winter.

Hazen commented that "It is estimated that about 400 hectares (4 square kilometres) of pond area would be required to raise the lithium content to 1.5%". Admiralty Resources have a 250 square kilometre lease area. Hazen also commented that possibly 90% of the water can be removed by solar evaporation and that the last 5%-8% could be removed by steam evaporation in lithium carbonate production. The Rincon Salar is close to both power and gas energy resources.

Further Work
Further work will be done to estimate the extent of lithium recovery obtainable using the Li_2SO_4 (lithium sulphate) precipitation, which looks promising as Hazen suggest "what the overall lithium recovery might be, but 90% might be possible, given about 66% precipitation in the $LiSO_4.H_2O$ precipitation."

Hazen recommends we continue our investigations into the five main process engineering options such as lithium sulphate overconcentration, which the Board has already commenced working on.

In conclusion, the report from Hazen provides independent confirmation of many of the assumptions underlying Admiralty Resources NL's business model for the commercialisation of the Rincon Salar.

Admiralty Resources NL is an ASX listed company that has a lithium based multi-commodity prospect in Argentina and other mining prospects in Australia. Its ASX code is ADY.

Phillip Thomas

Chairman

For further information contact:

Phillip Thomas, Executive Chairman / CEO
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[m] 0402 291671
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Wednesday, December 22, 2004

Doc 36.

FINAL REPORT OF AN INDEPENDENT TECHNICAL REVIEW AND VALUATION OF THE SALAR DEL RINCÓN ASSET AND OPINION ON THE MARKET VALUE OF ADMIRALTY RESOURCES NL

The Board of Directors are pleased to provide the final report on the Rincon Salar Prospect in Argentina received today from Dr Carlos Sorentino. Using earnings (Net Profit after Tax) on a net present value basis, Dr Sorentino has concluded that the range of values for the project based on the suite of products anticipated to be produced are:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV, discount rate 12%, US $ million		
56.0	73.0	103.2
NPV, discount rate 12%, Aus $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

He also concludes that :
"Fowler and Pavlovic calculated that the total amount of brines entering the evaporitic body is of the order of 4,000 m3/h, or 35 x 10^9 liters per year. At the salt concentration indicated previously, this represent an annual mass input of about 9.3 million tonnes of salts, a quantity that must be compared with the project's forecasted consumption of 0.26 Mt/year." His full report is attached.

The Board also wishes to advise that Dr Sorentino's final report has been forwarded to the potential investors in the Converting Note, which enables them to complete the final segment of their due diligence. We anticipate a favourable outcome in the near future.

Yours sincerely,

Phillip Thomas
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ekos research pty limited

ACN 001 878 691 ABN 22 001 878 691

75 Melba Drive Telephone [02] 9887 4176
East Ryde NSW 2113 Fax [02] 9805 1244
AUSTRALIA e-mail cmrs@optusnet.com.au

22 December 2004

Mr Phillip Thomas
Chief Executive Officer
Executive Chairman
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

Report of an independent technical review and valuation of the Salar del Rincón asset and opinion on the market value of Admiralty Resources NL

Dear Mr Thomas,

Our company has been requested by you to prepare an Independent Technical Review and Valuation of the Salar del Rincón asset owned by your company. The purpose of this valuation is to provide comfort and information to potential subscribers of a Converting Note placement your company proposes to make.

This Technical Review and Opinion has been prepared having regard to the Australian Securities and Investment Commission (ASIC) Policy Statements 75, "Independent Expert Reports to Shareholders" (which sets out the ASIC's views on the meaning of "fair" and "reasonable"), ASIC Practice Notes 42 (which deals with Independence of Experts' Reports) and 43 (which deals with Valuation Reports and Profit Forecasts), and to the Listing Rules of the ASX.

A number of reports have been made available to us including:

- Fowler, Jorge; and Pavlovic, Pedro (2004) "Evaluation of the potential of Salar del Rincón Brine Deposit as a source of lithium, potash, boron and other mineral resources." Prepared for Argentina Diamonds Ltd.
- Hazen Research Inc. (2004) "Experiments for Lithium Recovery from Salar de Rincón Brine." Hazen Project 10114. Prepared for Argentina Diamonds Ltd.
- Andreani, J.R. (undated, circa 2003) "Salar de Rincón Pre-feasibility Study." Prepared for Argentina Diamonds Ltd.
- A number of other, untitled, documents were also provided.

We have relied upon the information contained in these various reports, on the basis of Admiralty's assurance that we have been provided with all relevant and material information we require to prepare this report.

During the period from 1996 to 1999, the current author carried out a number of field investigations in the Salar del Rincón and in other evaporites of the region as well as directing the preparation of feasibility and bankable feasibility studies for projects now operating in the region.

LOCATION

The Salar del Rincón is located in the Andean region of northwestern Argentina, in the province of Salta province and near the limit with Chile, within a geomorphologic region known as the Puna in the arid mid escarpment of the eastern Andean Cordillera.

The property, located at 3,700 meters of altitude, comprises 33 contiguous applications for mining title, covering approximately 330 km2, within which a multi-element haline brine resource is contained in a smaller enclosed area of about 260 km2. The reference number and name of these mining title applications are:

Reference	Mine name
04730	Inti
05449	Estela
09084	Silvina
16879	Rincón
16880	Rincón I
16881	Rincón II
16882	Rincón III
16883	Rincón IV
16884	Rincón V
16982	Rincón VI
16983	Rincón VII
16984	Rincón VIII
16985	Rincón IX
16986	Rincón X
16987	Rincón XI
16988	Rincón XII
16989	Rincón XIII
Reference	Mine name
16990	Rincón XIV
16991	Rincón XV
17004	Alvaro
17052	Adriana II
17053	Adriana III
17054	Adriana IV
17055	Adriana V
17056	Adriana VI
17057	Adriana VII
17058	Adriana VIII
17059	Adriana IX
17083	Belen
17084	Belen I
17112	Belen IV
17170	Paula XV
17190	Paula V

The legal status and validity of these applications has not been assessed for the purposes of this report.

THE GENESIS OF EVAPORITES IN THE ARGENTINE PUNA

In North western Argentina evaporitic deposits are placed in tectonic troughs of sub-meridional orientation. Their origin is attributed to Andic movements that created the trough-and-block style characteristic of the Puna. These tectonics movements are still occurring.

During the Tertiary, sedimentary rocks were deposited in these troughs in a continental environment, as in the Pastos Grandes Group. The formation of different salt basins in the Puna is not only due to tectonic causes but also to Cainozoic vulcanism that partially buried the salt basins and fractured the sedimentary blocks, generating the basins where evaporites were gradually accumulated, as it occurs in the Rincón, Ceste and Pozuelos Formations. In the Pozuelos Formation there are important rock salt layers in the eastern margins of the Salar del Rincón, Salar de Arizaro and the Salar de Pastos Grandes.

Within the Sijes Formation, the upper member of Pastos Grandes Group is enriched with borax, as in the Salar del Hombre Muerto and Antofalla, or with hydroborite and colemanite as in Sijes. In both areas the salt layers contain diatomaceous earths.

In the late Tertiary and up to the Quaternary, vulcanism took place along the faults. This vulcanism developed from dacites, to dacitic tuffs and rhyodacitic ignimbrites, to andesites, ending in basaltic lava flows.

In the Puna the only basins with permanent drainage are those associated with rivers flowing down from the permanently snowed high mountains in the eastern Puna margins. In the rest of the area, the arid climate favours the existence of endorheic basins and creates the optimal conditions for salt deposition.

The evaporitic deposits of these basins are primarily made up of sodium chloride and sodium sulphate and other inorganic salts in smaller quantities.

It is important to note that:

- Borates and sulphates are related to volcanic activity in the area.
- During the Cainozoic, volcanic activity in the salt basins partially buried the tectonic troughs that were filled with Tertiary and Quaternary sediments. During a later and final stage sulphur ore bodies were formed by sublimation. The thermal water springs now found in the Puna and along the whole Cordillera Principal are the last expressions of this volcanic activity, depositing travertine, aragonite and carrying boron. These solutions, when in contact with alkaline halides and the sulphur deposits, generate the sulphates by the oxidation of elemental sulphur.
- The sodium sulphate enriched basins placed along a NNE-SSW belt at the Puna's western side, relate to the volcanic activity that deposited the sulphur ore bodies during the Cainozoic.
- Borate rich basins are placed on the eastern side. These are of Tertiary age and relate to the volcanic activity at the time of the Sijes Formation.

- Borates have their origin in thermal waters of high sulphur content and occur together with calcium carbonate, sulphates, chlorine and other minor elements.

There are about 50 evaporitic deposits in the regions. Only a few have been studied systematically, including the Salares de Pocitos, Rincón and Hombre Muerto, some of which have been sporadically exploited during several decades. However, in general, there is a general paucity of systemic, in-depth studies of these vast resources.

GEOLOGY OF THE SALAR DEL RINCÓN

The general geology of the Salar del Rincón shows intense volcanic activity, with Ordovician intrusives outcropping to the NW and Tertiary continental sediments in the eastern and NW shores, which are covered by eruptive rocks. There are important sulphur deposits in the Salar's western shores.

The Salar del Rincón basin is of tectonic origin with centripetal drainage and is filled by clastic and evaporitic sediments. The Salar basin itself belongs to a dynamic geomorphologic unit conditioned by climatic variations, evaporation, precipitation, surficial and underground runoff, phreatic level variations and eolic deposition.

The basin's chemical and mineralogical characteristics determine a number of units with different qualitative and quantitative salt compositions, particularly in respect to the sulphate and chloride contents.

Quaternary piedmont sediments surround the basin. They can be subdivided in a number of units:

- The piedmont deposits (bajada, playa, dune formations) covering the surrounding pediment, the source for the sand and silt windblown facies found in the salt zone.
- Alluvial cones carrying water to the basin.
- Two terrace levels surrounding the basin.
- Mudflows and scarp slidings.
- Playa and deltaic sands.

Where the relief is smooth, the phreatic level is 0.5m to 1m deep. The upper 0.1 to 0.3 m layer is rich in sodium chloride, and grows westerly because of eolic sedimentation, reaching a thickness of up to 1 m depth.

There is a topographic depression of about 0.4m to about 0.6m below the shore levels and towards the centre of the Salar. Here the phreatic level is only 0.1m deep.

According to Fowler and Pavlovic:

> Three major types of saline crust can be recognized in Salar de Rincón, which correspond to an alluvial depositional secuence [sic] and precipitation of dissolved solids, generating salinity gradients and saturation of the brines in sodium chloride toward the nucleus or center of the salar, by following the natural slope in direction NW-SE.

- Detrital materials, mainly sands, argillaceous silts and clays of alluvial origin, partially cemented by salts. They distributed along the salar margins in swampy areas and ponds with presence of vegetation.
- A sulfate crust with some content of silts and halite, which is a transitional zone to the salar nucleus. Sulphate minerals such as gypsum and thenardite tend to be abundant in such crust.
- The salar nucleus, which consists predominantly of a halite (NaCl) thick body, well developed, forming a hard cracked and upheaved salt crust (30-40 cm high), typical of a dry lake (salar), being very difficult to walk over its surface.

The same authors comments that:

> ... the Salar de Rincón is constantly been recharged by the following sources:
> - Rainfall and snow melts in the drainage basin
> - Surface water recharges
> - Groundwater

There is a continuous supply of salts from the lixiviation of the pyroclastic rocks that surround the basin, from the hydrothermal alteration areas, from the sulphur springs in the western side of the basin.

The Rincón basin is a closed system, that is to say, it does not hydraulically discharges anywhere, and the brines are confined within the closed and impermeable basin of the Salar.

In the basin, most of the water is lost by evaporation resulting in saturated solutions from where salts precipitate. In other words, the brines have a constant chemical composition.

Fowler and Pavlovic present a cogent argument that the evaporation and other losses are in equilibrium with brine intakes, that is to say, the Salar is at hydraulic equilibrium. This is the case in other evaporitic deposits in the Puna and represents a net increase of resources over time, as the evaporites are geologically active and still been formed. This fact has profound implications for the calculation of mineral resources and ore reserves in the Salar del Rincón, implications that are discussed below.

BRINE CHEMISTRY

The Salar de Rincón brines are saturated solutions of sodium chloride with the following concentrative properties

	5% quartile	Median	95% quartile
Weight on weight basis, g NaCl/kg solution	264.2	271.4	293.8
Density 20, 20, g/ml	1.1985	1.2040	1.2210
Weight in volume basis, g NaCl/l solution	305.0	313.5	340.0

The brine is a relatively complex aqueous solution containing the ions Na+, K+, Ca+2, Mg+2, Cl–, SO4-2, and B-3, as well as smaller concentrations of Li, and traces of higher atomic number alkaline metals, including Cs and Rb.

In an academic thesis, José Ignacio Ferretti reported the results of 13 boreholes drilled at Salar del Rincón. This sampling consisted of 200 boreholes samples and 2,600 analyses. The survey also included 121 brine samples (1,573 analysis) from pools, streams and from the Salar shores.

The area covered by this drilling program is about 200 km2, about 40% of the total area of the Salar del Rincón.

The chemical composition of the Rincón's brines appears to be rather homogeneous, indicating that one brine type is prevalent over the salt body area. Consequently, Ferretti calculated an average chemical composition for the near surface to 60 m section of the Salar as:

	Chemical composition of the Salar del Rincón's Brines		
	g/l	Moles/L	Equivalent/L
Na	96.30	4.189	4.189
K	6.24	0.160	0.160
Li	0.33	0.048	0.048
Mg	2.84	0.117	0.058
Ca	0.41	0.010	0.005
Cations	106.12	4.523	4.459
SO4	10.14	0.106	0.053
Cl	152.50	4.301	4.301
B	0.28	0.025	0.008
Anions	162.92	4.433	4.363
Total mass	269.04		
Density	1.204		
NaCl theoretical	271.40		
Analytical error	0.88%	1.01%	1.10%

MINERAL RESOURCES

Based upon the results for other evaporites in the Puna, Fowler and Pavlovic assume the Salar del Rincón will have a low porosity of 10% to a depth of 60 meters over 200 km2 of the it surface. This is a very conservative estimate that at a brine density of 1.204 g/ml, yields in excess of 1.4 x109 tonnes of recoverable brines.

Extrapolating the analytical results into the volumetric quantities permits to calculate total resources of the order of 389 Mt of recoverable salts, comprising:

	Grade g/l	Inferred Mineral Resource Mt
Sodium, as Na+	96.30	139.13
Potassium, as K+	6.24	9.02
Lithium, as Li+	0.33	0.48
Magnesium, as Mg++	2.84	4.10
Calcium, as Ca++	0.41	0.59
Cations	106.12	153.32
Sulphate, as SO4=	10.14	14.65
Chlorides, as Cl-	152.50	220.33
Boron, as B-3	0.28	0.40
Anions	162.92	235.38
Total contained salts	269.04	388.70

Taking into account the extent of the mineralization (260 km2), the area covered by the available geological data (200 km2) and the low porosity coefficient used in the calculation, the inferred resource may have been underestimated by up to -35%.

This is not significant in the context of a project that, during its first 20 years of operations, proposes to recover a total of 2.7 Mt of salts, equivalent to a mere 0.7% of the inferred resource, at a rate of about 0.24 Mt per year, that extrapolates to a life of mine in excess of 1,600 years.

Another aspect that must be considered is the fact that the Salar del Rincón is in hydro geological equilibrium, that is to say, the total volume of incoming brine equals to the losses from the basin. Given the genetic process involved, this represents a net addition of salts to the basin.

Fowler and Pavlovic calculated that the total amount of brines entering the evaporitic body is of the order of 4,000 m3/h, or 35 x 109 liters per year. At the salt concentration indicated previously, this represent an annual mass input of about 9.3 million tonnes of salts, a quantity that must be compared with the project's forecasted consumption of 0.26 Mt/year.

These order of magnitude calculations indicate the project has enough resources to produce beyond current plans. This is indeed the experience of other evaporitic deposits in the area where their magnitude exceeds all demand requirements for periods of time often exceeding centuries.

As before, the magnitude of the resources largely exceeds the requirements of the project, a project that will have a negligible depletion impact on the mineralisation.

It is concluded that the risk that adequate resources and reserves will not be available to the project is negligible as the mineralization vastly exceeds production requirements and market demand.

PROJECT CONCEPT

Admiralty proposes to recover lithium chloride (LiCl) or, if economically feasible, lithium carbonate (Li2CO3), potassium chloride (KCl), potassium sulphate (K2SO4), boric acid (H3BO3) and sodium chloride (NaCl).

The process will not be described in detail in this report, as it has already been scoped by in independent reviews carried out by Andreani; Hazen; and by Fowler and Pavlovic.

In essence, the proposed metallurgical recovery scheme consists of a series of sequential natural evaporators that will separate the salts in stages using differential solubility separation. The critical product, lithium chloride, was shown by Hazen to be able to be precipitated with a purity of 99.5%. A number of evaporite projects have been successfully developed, using similar concentration schemes in the Puna, Chile, Bolivia, Israel and Turkey, projects that have established the feasibility of using this technology commercially.

Admiralty proposes to develop the Salar del Rincón in stages, from an initial 131,000 t/y to reach 289,000 t/y of products by the tenth year of operations:

- It is proposed that production will commence at a capacity of 6,000 t/y of LiCl, 25,000 t/y of KCl and 100,000 t/y of NaCl. This represents 131,000 tonnes of products.
- In the second year of operations, the KCl capacity will be doubled. Further, boric acid production will begin at a rate of 2,000 t/y. The total tonnage will represent 158,000 t of products during this year.
- In the third year of operations, the project will begin production of K2SO4 at a rate of 20,000 t/y, while H3BO3 production will increase to 3,500 t/y, bringing the total production to 179,500 t in that year.
- In the fourth year, the plan contemplates the doubling of capacity for LiCl to 12,000 t/y, and for KCl to 100,000 t/y, increasing the K2SO4 capacity to 50,000 t/y and increasing boric acid production to 7,000 t/y, resulting in 269,000 t of products in this year.
- Finally, in the tenth year of operations, KCl capacity will increase to 120,000 t/y to reach a total tonnage of 269,000 tonnes of products.

Admiralty's proposed material production schedule for twenty years of operations is:

Year	LiCl	KCl	K2SO4	H3BO3	NaCl	Total
1	6,000	25,000	0	0	100,000	131,000
2	6,000	50,000	0	2,000	100,000	158,000
3	6,000	50,000	20,000	3,500	100,000	179,500
4	12,000	100,000	50,000	7,000	100,000	269,000
5	12,000	100,000	50,000	7,000	100,000	269,000
6	12,000	100,000	50,000	7,000	100,000	269,000
7	12,000	100,000	50,000	7,000	100,000	269,000
8	12,000	100,000	50,000	7,000	100,000	269,000
9	12,000	100,000	50,000	7,000	100,000	269,000
10	12,000	120,000	50,000	7,000	100,000	289,000
...	...	...	...	...	...	...
20	12,000	120,000	50,000	7,000	100,000	289,000
Annual average	10,364	87,727	38,182	5,591	100,000	241,864
20 years total	114,000	965,000	420,000	61,500	1,100,000	2,660,500

MARKET VALUE OF THE COMMODITIES

Admiralty proposes to recover lithium chloride (LiCl) or, if economically feasible, lithium carbonate (Li2CO3), as well a potassium chloride (KCl), potassium sulphate (K2SO4), boric acid (H3BO3) and sodium chloride (NaCl).

We express no opinion about the ability of Admiralty to find suitable markets for the six industrial minerals it proposes to recover from the Salar del Rincón.
Lithium

In the six years from 1999 to 2004, the world production of Lithium has been estimated at 22,300 ± 1,400 t/y:

Lithium minerals: Estimated world production by country

Country3	1999	2000	2001	2002	2003	20041
	metric tones, expressed as Li metal					
Argentina:						
Lithium carbonate	165	224	0	94	104	105
Lithium chloride	457	848	739	774	769	810
Australia, spodumene	2,828	3,054	2,366	3,730	4,102	3,670
Brazil, concentrates	556	544	454	602	605	505
Canada, spodumene2	839	839	839	839	839	839
Chile, carbonate	3,134	3,719	3,247	3,654	3,629	3,710
China, carbonate	1,296	1,348	1,348	1,348	1,400	1,500
Portugal, lepidolite	532	335	358	340	340	480
Russia3	160	160	160	160	160	160
USA, spodumene	5,460	5,700	5,400	6,100	6,200	6,700
Zimbabwe	1,467	1,517	1,444	1,194	960	1,080
Other	3,600	4,300	3,900	4,200	4,200	4,300
Total	20,494	22,587	20,255	23,034	23,308	23,859

1 Annual production pro-rated from the first nine months of the year.

2 Based on all Canada's spodumene concentrates (Tantalum Mining Corp. of Canada Ltd.'s Tanco property).

3 These estimates denote only an approximate order of magnitude; no basis for more exact estimates is available. Lithium contained in concentrates and brine. Other countries from the Commonwealth of Independent States, including Uzbekistan, could have produced or could be producing lithium, but information is not available for estimating production levels.

Argentina produces about 3.8% of the world supply of the metal, as lithium chloride (4,700 tonnes in 2003) and lithium carbonate (1,000 tonnes in 2003)

During the three years from 2002 to 2004, lithium prices averaged US $3,376 ± 1,428 per tonne of metal. Prices are currently skewed towards lower values, after falling in 2003 to then stabilise at US $ 3,300 in the first three quarters of 2004. Lithium price volatility is high: in a single year, contracts for fungible lithium commodities can vary as much as ± 40%.

In recent months, the price for lithium salts have increased between 7% to 11% due to demand pressures, specially from Asian markets, a picture complicated by a tight supply situation, specially in Australia and USA, that augurs further price increases in the short to long term.

For the purposes of this report, a price of Aus $4,500 per tonne of LiCl has been adopted. This price is equivalent to the abovementioned average price converted to Australian currency at the rate of Aus $ 1.00 = US $ 075.

Potash

Argentina is one of the world's largest agricultural producers and, as such, demands fertilisers including potash. Two neighbouring countries – Brazil and Uruguay - are also significant consumers of fertilising potash salts.

Argentina does not produce any significant quantities of potash fertilisers and, in 2003, it imported 64,000 t of potash, expressed as K2O, mostly as muriate of potash, KCl.

Potash prices are denominated in US currency, and over the last five quarters they have averaged:

2002		2003		2004
Jan to Jun	Jul to Dec	Jan to Jun	Jul to Dec	Jan to Jun
US $/t K_2O				
155	150	165	175	170

Average prices in US $/t, F.O.B mine, based on sales, data are rounded to the nearest $5

These prices are equivalent to US $ 97.8 per tonne of KCl containing not less than 60% K_2O or US $ 88 per tonne of K_2SO_4 containing not less than 54% K_2O.

These prices convert to Australian currency as $130 per tonne of KCl and $117 per tonne of K_2SO_4.

Borax

The Puna hosts a number of significant evaporite deposits that are Boron enriched and are currently being exploited. However, low demand, cost increments and technical problems have resulted in a substantial decline in the Argentinean domestic production in recent years:

1998	1999	2000	2001	2002
Thousand metric tones B_2O_3 equivalent				
279.3	245.5	512.6	198.8	169.0

Prices for Boron salts are denominated in US currency. Recent prices at year-end have been:

	Formula	% B_2O_3	2002	2003
			US $ /t	
Colemanite, Turkish	$Ca_2B_6O_{11}\cdot 5H_2O$	42	270	190
Ulexite, Chilean,	$NaCaB_5O_9\cdot 8H_2O$	38	200	200
Sassolite (natural boric acid)	H_3BO_3	56	376	400

These prices, converted to Australian currency are equivalent to $218 ± 93 $/t H_3BO_3, the price adopted in this report

Sodium chloride

Common salt, NaCl, is an abundant commodity in Argentina. Most of the local production of salt is consumed for agricultural purposes and meat production. As such, this is a low-price, highly cyclical commodity. It is also a very low turnover industry:

in the last five years the aggregated national production of salt reached a maximum annual value of over US $ 26 million:

	1998	1999	2000	2001	2002
Production, Kt	751.7	1,247.3	1,348.4	1,010.3	858.8
	US currency, 1992 constant prices				
Value of production, $ million	14.7	24.3	26.3	19.7	16.7
Price, $/t	19.5	19.5	19.5	19.5	19.5

PROJECT MARKET VALUE

The preliminary projections prepared by Admiralty are a class "C" scoping study, that is to say, they have an uncertainty range of -35 to +35% in terms of the capital and operating costs estimated by Admiralty. The estimates provided by Admiralty are comparable to other similar projects and, therefore, they have been accepted as "order of magnitude" estimates. Readers must be aware there is a wide uncertainty in these estimates.

The preliminary valuation of the Salar del Rincón indicates the following range of values:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV discount rate 12%, US $ million		
56.0	73.0	103.2
NPV discount rate 12%, Aus $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

In our opinion the development of the Salar del Rincón project will add considerably to Admiralty's market value.

The Price Earning Ratio, P/E, is the latest closing price of a stock divided by the last 12 months average after tax earnings per share. The P/E Ratio expresses the rate of return to equity: for example, a P/E of 8 represents a company that is yielding 1/8 = 12.5% per year on invested funds.

In the case of a mature stock, that is to say, a stock that has achieved a steady state rate of return, the price, P, expressed as the sum of the discounted earnings, will be equal to the earnings, E, divided the discounting rate, R, used to calculated the price:

$$P = E/R \quad \text{or, equivalently,} \quad P/E = 1/R$$

which permits to calculate the value of the stock in terms of a desired rate of return.

Since the sum of the after-tax earning is the Net Present Value of the stream of after-tax earnings, the fair market value of the stock can be expressed as this Net Present value multiplied by the P/E ratio.

A reasonable yield expectation is that the asset behaves like similar assets. A measure of the reasonable yield expectation is provided by the Capital Assets Pricing Model that, in the Australian Stock Exchange shows an average yield of

12.7% for similar stocks, indicating that it will be reasonable and prudent to use as an estimate of market capitalisation a P/E ratio of eight. This value is similar to the one recently used by SQM in their valuation of the Atacama deposits. Within this analytical framework, Admiralty's market capitalisation will range as follows:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, Aus $ million		
597.3	778.7	1,100.8

STATUTORY INFORMATION

This valuation has been prepared independently and it is based on previous statutory reports and independent technical reviews and valuations previously reported to Admiralty shareholders in detail.

We have direct experience of this project, having carried out during 1996 to 2000 an extensive survey of the evaporitic deposits in the Puna that included, amongst others, visits and field studies of the Salar del Rincón. Admiralty has given us assurances that all the relevant and material information has bee disclosed to us and it is our opinion that facts presented to us are sufficient to produce this order of magnitude valuation.

This review does not purport to test the validity of previous reports and it is only concerned with determining the value of the Salar del Rincón project assuming it would be developed as proposed by Admiralty. The technical scheme proposed for this project conforms to similar metallurgical circuits in other similar ventures. However, we have not formed an opinion whether the scheme, as currently proposed for this project, is commercially viable.

We have not formed an opinion about the ability of Admiralty to readily market the quantity of products it proposes to produce in the Salar del Rincón. The reader must take into account that there are a considerable number of risks and uncertainties that may adversely impact this project.

DECLARATION

At the date of this report, Ekos Research Pty Ltd, Dr Carlos Sorentino or any company associated with them:

- has no interest in the outcome of the Converting Note Offer;
- does not hold any beneficial interest in securities of Admiralty Resources NL or any of its subsidiaries, and has not held any such beneficial interest during the previous two years; and
- has no ongoing relationship with Admiralty Resources NL.

The only pecuniary or other interest that Ekos Research Pty Ltd or any company associated with them has in relation to the Offer arises from the right to receive a capped fee based on normal hourly rates for the preparation of this report. This fee is payable regardless of whether or not the Converting Note placement is successful. Except for this consulting fee, Ekos Research Pty Ltd or any company associated with them has not received, or will not receive, any pecuniary or other benefit, whether direct or indirect, for or in connection with the making of this report.

QUALIFICATIONS AND EXPERIENCE

Dr. Sorentino is an engineering and resource economist specialising in the analysis of capital decisions, the economic evaluation of business, the quantitative analysis of risk of existing and new ventures and complex economic studies. Over the last twenty years, Dr. Sorentino has researched and published a comprehensive set of risk analysis methodologies to quantify the uncertainties of investing in the resources and energy sectors. These advanced, state-of-the-art quantitative methodologies apply to

- The evaluation of stochastic business risks,
- The econometric modelling of capital decisions under uncertainty
- The benchmarking of business performance
- The operational analysis and optimisation of costs and revenues
- Business profitability analysis.

From 1988 to 1998, Dr. Sorentino was a Visiting Fellow at Macquarie University where he developed the first remote postgraduate Master program in Australia dedicated to the quantitative analysis of capital decisions, financial risks and optimisation of projects and resources enterprises. In 2004 Dr. Sorentino lectured at the Faculty of Engineering of Wollongong University.

Dr. Sorentino was granted his doctoral degree with a dissertation in business economics. He also holds a Master of Environmental Studies, a Diploma in Radioisotopes Technology and a Bachelor in Chemical Engineering.

Dr. Sorentino is active in a number of professional and educational associations were he preforms in a voluntary capacity in the activities of these associations:

- Chairman, Mineral Industry Consultants Association Inc.
- Member, Board of Chartered Professionals of the Australasian Institute of Mining and Metallurgy.
- Member, Institute of Engineers Australia and Australasian Institute of Mining and Metallurgy Joint Board.
- Member, Australasian Institute of Mining and Metallurgy Ethics Committee.
- Member, Mining Department Planning Committee, Faculty of Engineering, University of Wollongong.

Yours sincerely

Dr. Carlos M. R. Sorentino PhD, MEnvSt, BE(Chem),MMICA, FAusIMM, CP(Man)

Rule 3.19A.2

Doc 37

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Admiralty Resources NL
ABN: 74 010 195 972

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillip Thomas
Date of last notice	18 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 December 2004
No. of securities held prior to change	1,983,896
Class	Ordinary
Number acquired	230,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,970.00
No. of securities held after change	2,213,896
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

INTENTIONALLY OMITTED

INTENTIONALLY OMITTED

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

20 December 2004

Doc ~~38~~ 40

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Valuation Of The Rincón Salar and Admiralty Resources NL Market Capitalisation

The Board of Admiralty Resources NL advises that it is in receipt of a independent preliminary report from Dr Carlos Sorentino of Ekos Research, a Sydney based Consultancy, entitled "Preliminary Report on an Independent Technical Review and Valuation of the Salar del Rincón asset and opinion on the Market Value of Admiralty Resources NL" (Dr Sorentino expects to complete his final report early next week).

The report was commissioned for two reasons:

1. To assist potential investors in the Converting Note understand the potential of the Rincón Salar asset;
2. Provide an independent up to date valuation of the Rincón Salar asset which takes account of the recent work of the Board in conjunction with the CSIRO, co-authors of a recent report on the Rincón Salar who are Jorge Fowler a Mining Engineering Consultant based in Antofagasta, and Pedro Pavlovic, a Chemical Engineer based in Santiago Chile and Professor J Andreni, University of Salta.

The range of valuations contained in the independent preliminary report are:

"A preliminary valuation of this evaporite indicates the following range of values:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV discounted at 12%, US $ million		
56.0	73.0	103.2
NPV discounted at 12%, Aus $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

Within this analytical framework, Admiralty's market capitalisation will range as follows:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, Aus $ million		
597.3	778.7	1,100.8

Based on the 450,342,630 shares currently on issue this equates to the following value per share:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation Aus$ per share		
1.32	1.73	2.44

The Board intends to commence further drilling and other work to more accurately calculate the inferred resource. The results of this preliminary report instills confidence in the Board in its commitment to develop and exploit the Rincon Salar to maximize shareholder wealth. We are encouraged by the report and it supports the boards intention to immediately develop the Rincon Salar .

Dr Carlos Sorentino, of Ekos Research, Sydney, a Fellow of the AUSIMM, has the necessary qualifications and experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Dr Carlos Sorentino consents to the inclusion in the report of the matters based on his information in the form and context in which it appears".

Yours sincerely

Phillip Thomas BSc MBM AAIG
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Note:
The JORC Code states at Clause 6.0 that it is applicable to all solid minerals, including diamonds, other gemstones, industrial minerals and coal, for which Public Reporting of Exploration Results, Mineral Resources and Ore Reserves is required by the Australian and New Zealand Stock Exchanges. The Rincón Salar brine inferred resource is a liquid and is replenished over time (and thus will be many times the inferred amount depending on pumping/depletion rates as noted) so it falls outside of the JORC Code.

A Public Report concerning a company's Exploration Results, Mineral Resources or Ore Reserves is the responsibility of the company acting through its Board of Directors. Any such report must be based on, and fairly reflect the information and supporting documentation prepared by a Competent Person or Persons. For this purpose the Company has asked Dr Carlos Sorentino to form his own opinion, and review the latest work (12 December 2004) of the co-authors, Fowler and Pavlovic and other inferred resource estimations provided by a competent person, Alex Teluk, Geodyne Pty Ltd in October 2000, a consultant based at Gold Coast, Queensland. The key qualifier in the definition of a Competent Person is the word 'relevant' experience. Both Consultants have had relevant experience in the task over the

past five years. Dr Sorentino the competent person compiling and submitting the report believes from his review of the Fowler Pavolvic report, that the authors can be classified as "competent persons". There are some modifying factors which all three authors have taken into consideration.

ekos research pty limited

ACN 001 878 691 ABN 22 001 878 691

75 Melba Drive Telephone [02] 9887 4176
East Ryde NSW 2113 Fax [02] 9805 1244
AUSTRALIA e-mail cmrs@optusnet.com.au

16 December 2004

Mr Phillip Thomas
Chief Executive Officer
Executive Chairman
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

Preliminary report on an Independent Technical Review and Valuation of the Salar del Rincón asset and opinion on the Market Value of Admiralty Resources NL

Dear Sir,

Our company has been requested by you to prepare an Independent Technical Review and Valuation of the Salar del Rincón asset owned by your company. The purpose of this valuation is to provide comfort and information to potential subscribers of a Converting Note placement your company proposes to make.

This Technical Review and Opinion has been prepared having regard to the Australian Securities & Investment Commission (ASIC) Policy Statements 75, "Independent Expert Reports to Shareholders" (which sets out the ASIC's views on the meaning of "fair" and "reasonable"), ASIC Practice Notes 42 (which deals with Independence of Experts' Reports) and 43 (which deals with Valuation Reports and Profit Forecasts), and to the Listing Rules of the ASX.

The Salar del Rincón is located in the Andean region of northwestern Argentina, in the province of Salta province and near the limit with Chile. The property, located at 3,700 meters of altitude, comprises 33 contiguous mining tenements covering approximately 410 km2 within which a multi-element haline brine resources is contained in an area of about 260 km2. The Salar's development could be aided by the good infrastructure that is available in the area including a high voltage power line, a gas pipeline, and a railway line to the Antofagasta port, 750 km away in the Chilean Pacific coast.

Jorge Fowler, a Chilean Mining Engineer based in Antofagasta, Chile and Pedro Pavlovic a Chemical Engineer, based in Santiago Chile, each with over 35 years experience, prepared a technical review and valuation which has been taken as guidance in the preparation of this preliminary valuation. Although Fowler and Pavlic do not claim to have prepared a report compliant with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code) and they are not members of a professional association included on the list of JORC Recognised Overseas Professional Organizations, their work provides consistent and relevant information about the magnitude of Mineral Resources available for exploitation in the Salar del Rincón.

It must be noted that the Salar del Rincón is an active evaporite still being formed, that is to say, a replenishing mineral resource, depositing salts at a rate that exceeds the project's requirements.

The Salar del Rincón Inferred Resources can be estimated at:

Product	Inferred resources	Metallurgical recovery	Resource magnitude	Proposed annual production
	Million tonnes			Thousand tonnes
KCL	17.2	52	9.0	95.0
H3BO3	2.3	39	0.9	6.0
Li as LiCl	2.9	50	1.5	13.6

These order of magnitude calculations indicate the project has enough resources to produce beyond current plans. This is indeed the experience of other evaporitic deposits in the area where the magnitude of the resource exceeds all demand requirements and result in lifes of mine often exceeding centuries.

A preliminary economic valuation of this evaporite indicates the following range of values:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV discounted at 12%, US $ million		
56.0	73.0	103.2
NPV discounted at 12%, A$ $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

In our opinion the development of the Salar del Rincón project will add considerably to Admiralty's market value. The last five years average CAPM beta of 12.7% for the ASX resources sector, indicates that it will be prudent to use as an estimate of market capitalisation a price to earning ratio of one to eight. This value is similar to the one recently used by SQM in their valuation of the Atacama deposits. Within this analytical framework, Admiralty's market capitalisation will range as follows:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, A$ $ million		
597.3	778.7	1,100.8

This valuation has been prepared independently. The project has been reported to Admiralty shareholders in detail in statutory reports and in independent technical reviews and valuations. We have direct experience of this project, having carried out during 1996 to 2000 an extensive survey of the evaporitic deposits in the region, including Salar del Rincón. We believe the material facts as presented are sufficient to produce this order of magnitude valuation.

The reader must take into account that there are a considerable number of modifying factors, risks and uncertainties that will be further elaborated in a report that will be released in the very near future.

Yours sincerely

- Dr. Carlos M. R. Sorentino PhD, MEnvSt, BE(Chem),MMICA, FAusIMM, CP(Man)

EVALUATION OF THE POTENTIAL OF SALAR DEL RINCON BRINE DEPOSIT AS A SOURCE OF LITHIUM, POTASH, BORON AND OTHER MINERAL RESOURCES

1. INTRODUCTION

Argentina Diamonds Ltd., company based in Australia, through Mr. Chuck Zimmerman, General Manager of the Salar del Rincón Project, has requested to Mr. Jorge Fowler, Mining Engineer and Mr. Pedro Pavlovic, Chemical Engineer, to assess the economic potential of the brine resources contained interstitially within the main salt body of this salar. For that purpose, Mr. Fowler visited the salar and held meetings in Salta during October 21–27, 2004 to get the information available about the exploration work and different research studies for its development, starting with the preliminary study on eight brine deposits located in the La Puna region, which was conducted in 1977 by Dr. Pablo Hazderiga, expert of UNIDO.

The documents which were reviewed are listed in Appendix 1. This report covers the technical study carried out by the authors, their opinion about the potential of the Salar del Rincón, a preliminary valuation of an exploitation project and some recommendations of work to be done in the near future to improve the necessary information to estimate the reserves, as well as to have a better knowledge of the brine chemistry, which would be used to design the process for the recovery of commercial products. A better economic appraisal will then be possible to determine the feasibility of an industrial project.

2. GENERAL CHARACTERISTICS OF THE SALAR DEL RINCON

2.1. LOCATION AND ACCESS

Salar del Rincón, extending from latitude S 24° 03' to S 24° 13' and from longitude W 66° 58' to W 67° 11', is situated in the Puna region of Nortwestern Argentina, adyacent to the Chilean border in Salta province and distant 260 km of the provincial capital of Salta, located to the southeast. The nearest town of San Antonio de los Cobres is 70 km to the east and road access is via routes 51 and 27, which skirt the northern and eastern sides of the Salar, and from which lesser tracks give access around the perimeter of the deposit.

The property comprises 34 contiguous mining leases covering approximately 410 km^2 of the 500 km^2 intermontane playa lake, lying at an altitude of 3,700 meters. However, the salt body itself, where the brine resources are contained, covers a surface of the order of 260 km^2 (Figure 1 taken from the Geodyne report).

A rather good infrastructure is close to the Salar. The 345 kV Chilgener power line to Chile approaches the eastern margin to within 5 km. A gas pipeline (Ramales) and a narrow gauge, trans Andean railway to Antofagasta port in Chile, 750 km distant, follow the route 27.

2.2. GEOLOGICAL SETTING

Salar del Rincón is a tectonic drainage basin filled with clastic sedimentary material and evaporites which are fringed with detrital material from the margins. Unconsolidated clastic sediments have accumulated as erosion products of the bedrock and important amounts of saline minerals, predominantly of volcanic origin, have accumulated in the salar itself during mid-late Tertiary and Quaternary. The geomorphology of the Salar is influenced by several factors such as climate changes, evaporation, rainfall, inflows of surface and underground waters, thermal springs, etc., which have given rise to different zones, characterized by its physical structure, chemical and mineralogical composition.

Salar del Rincón occupies about a quarter (some 450 km^2) of its drainage basin (some 2,000 km^2), being the evaporitic salt deposit located over the southern half of the playa lake and covering an area of about 260 km^2. The salt body or evaporitic salar nucleus consists predominantly of halite fringed by sulfate facies, including gypsum and thenardite, at the eastern and western margins. The phreatic brine level is at a depth of ~50 cm. The relatively constant brine level and lack of flooding in the salt body indicates equilibrium between recharge and evaporation in the salar, which takes place through the crystalline salt crust as well as pools and streams in the marginal zones.

To the south of the Salar there are mountains of andesitic volcanic origin, exceeding 5,000 m high: Cerros Tutul, del Medio y Pocitos. To the northern and western margins, ash-flows tuffs, andesitic lavas and ignimbrites were generated during late Tertiary and Quaternary from the volcanic activity of Cerro Rincón (5,600 m high), located at the Chile-Argentina border. The eastern margin of the Salar fringes Sierra de Guayaos range where Paleozoic and Tertiary rocks were formed. Along the eastern and western marginal beaches of the Salar, platforms of travertine ($CaCO_3$) have been developed by bacterial and/or hydrothermal processes. Where the Rio Catua as well as Huaytiquina and Rincón streams are draining to the Salar, the ignimbrites are covered by large detrital platforms of the Quaternary.

Three major types of saline crust can be recognized in Salar de Rincón, which correspond to an alluvial depositional sequence and precipitation of dissolved solids, generating salinity gradients and saturation of the brines in sodium chloride toward the nucleus or center of the salar, by following the natural slope in direction NW–SE.

- - Detrital materials, mainly sands, argillaceous silts and clays of alluvial origin, partially cemented by salts. They are distributed along the salar margins in swampy areas and ponds with presence of vegetation.
- - A sulfate crust with some content of silts and halite, which is a transitional zone to the salar nucleus. Sulphate minerals such as gypsum and thenardite tend to be abundant in such crust.
- - The salar nucleus, which consists predominantly of a halite (NaCl) thick body, well developed, forming a hard cracked and upheaved salt crust (30-40 cm high), typical of a dry lake (salar), being very difficult to walk over its surface.
  The phreatic brine level currently lies some 50 cm below the salt crust.

2.3. CLIMATE. ESTIMATE OF EVAPORATION RATE.

Although there is not much weather information available, the climate conditions at the Salar del Rincón are typical of the high Andean Region, i.e. rainfall in summer and low temperatures in winter. The annual rainfall is 60 mm and most of the precipitation occurs from November/December to March (Miguel Pedral's report). As a reference, the annual rainfall at the Salar del Hombre Muerto was 63.8 mm in 1992 (visit made by Chem. Eng. Pedro Pavlovic in February, 1993).

The annual average temperature is in the order of 8°C taken as a reference measurements made at Catua village (3,650 m in 1993). Winds (prevailing from the S.W.) are present throughout the year, but with higher frecuency between June and September. Maximum wind speed, measured during August to October, 2002 by Chem. Eng. J. R. Andreani, was 21 km/hr. Relative humidity is low (a figure of 11% was measured by J. Andreani in that period of time). The higher elevation of the Salar del Rincón (3,700 m) compared to the Salar de Atacama (2,300 m) results in much colder weather, which retards evaporation despite the slightly higher solar radiation. Thinking that a solar evaporation process should be used to recover the industrial commodities present in the Rincón brines, other important weather conditions which influence the evaporation rate are rainfall, relative humidity and wind speed.

Based on the evaporation rate data of the Salar de Atacama (3,600-3,700 mm/year or 9.9-10.1 l/m^2/day for fresh water evaporation using a standard Class A pan) and of the Salar del Hombre Muerto (2,700-2,800 mm/year for fresh water evaporation using Class A pan in 1992), located 130 km south of the Salar del Rincón, an attempt has been made to estimate

the water evaporation rate in this salar. Appendix 2 shows weather data at Hombre Muerto obtained by FMC in 1998.

Using the information of fresh water evaporation rate indicated in the Pre-Feasibility Study prepared by J. R. Andreani in 2002 (averages of 6 mm/day in Spring and 2 mm/day in Winter), the expected fresh water evaporation rate at Rincón is estimated to be about 2,600 mm per year (7 mm/day), in other words, 70 per cent of the Salar de Atacama's evaporation rate.

For the future development of the Salar del Rincón Project, it is absolutely necessary to set up very shortly a weather station, in order to get a systematic information of the different parameters.

2.4. HYDROLOGY

As it has been mentioned, the Salar de Rincón drainage basin covers an estimated area of 2,160 km^2. The principal streams draining into the salar itself (about 450 km^2) are Rio Catua from the north and Rio Huaytiquina and Rio Rincón from the northwest/west. These streams discharge water into the salar throughout the year but infiltrate before reaching the evaporitic salar nucleus.
As every brine deposit, the Salar de Rincón is constantly been recharged by the following sources:

- Rainfall and snow melts in the drainage basin
- Surface water recharges
- Groundwater

As the drainage basin is closed, the hydrological discharge is produced only by transpirational evaporation through the crystalline salt crust and evaporation from pools and streams mainly situated along the marginal zones.

The rainfall as well as the surface discharge can be measured with some precision but not the groundwater flows. However, it can be assumed that the system is in dynamic equilibrium; otherwise, if the volume of evaporated water were higher than the total recharge volume, the phreatic brine level would be going down; on the contrary, if the feed of water to the system were higher than the amount evaporated, a lake should be created. Then, there is a balance between evaporation and recharge, since the watertable, which lies some 50 cm below the hard cracked and upheaved salt crust, is relatively constant.

The evaporation generates a hydraulic gradient which drives the movement of waters into the salar nucleus.

The surface water flows were measured during the visit of the mining engineer Jorge Fowler to the salar with the purpose of establishing an hydrological balance. This balance, based on the principle of mass conservation, can be expressed as follows:

$$E = P + Rg + Rs$$

where

E = Transpirational evaporation from the surface of the salar

P = Precipitation

Rg = Subsurface drainage

Rs = Surface water inflow

Then, $Rg = E - (P + Rs)$

Surface evaporation rates depend on the kind of lithofacies present in the salar, depth of water, presence and characteristics of the saline crust. The following distribution has been assumed:

- Marginal zones of vegas, lagoons and fine sediments, 1%		= 4 km^2
- Sulfate crust, representing 37%		= 167 km^2
- Salar nucleus, predominantly formed by halite, 62%		= 279 km^2
	Total	= 450 km^2

In order to estimate the evaporation from the surface of the Salar del Rincón, evaporation data available for different types of saline crust and water table depths at the Salar de Atacama were used as a reference. The factor of 0.7 discussed in point 2.2, that takes into account the higher elevation of Rincón, which results in much colder weather, was used to obtain the evaporation rates, as follows:

Phreatic level 0.50 m	Salar de Atacama	Salar del Rincón
- Zones of vegas & lagoons	5.4 mm/day	3.78 mm/day
- Sulfate crust	0.5 "	0.35 "
- Salar nucleus	0.11 "	0.077 "

Evaporation (E) is calculated below:

	Area	mm/day	m^3/hr
- Vegas & lagoons	4 km^2	3.8	630
- Sulfate crust	167 "	0.35	2,435
- Salar nucleus	279 "	0.077	895
Total	**450**	**0.21**	**3,960**

Equivalent to 1,100 l/sec and 76.65 mm/year

On the other hand, the volume of recharge due to *Precipitation (P)* is equivalent to 3,082 m^3/hr or 856 l/sec taking an average rainfall of 60 mm per year over the area of 450 km^2.

As per the *Surface Water Recharge (Rs)*, it has been calculated by measuring the flows of Rio Catua, Rio Huaytiquina and Rio Rincón, which are the three main streams draining into de salar. This operation was made during the visit of Mine Eng. Jorge Fowler to the Salar (23 October 2004).

- Rio Rincón

At a sectional area of 30 cm x 2 cm = 0.006 m^2 a velocity of 0.67 m/sec was measured, which represent a water flow of 4 l/sec (14.4 m^3/hr).
At El Junquillar, several small water streams were seen, coming out from the alluvial terrace located at the south of the salar. The discharge to the salar was estimated to be 2.5 l/sec, (9 m^3/hr).
In addition, at the place called Pto. El Rincón a flow of 1.5 l/sec (5.4 m^3/hr) was observed, giving a total flow of 8 l/sec (28.8 m^3/hr) for the Rio Rincón.

- Rio Huaytiquina

A flow measurement was carried out at a site approximately 5 km distant from the salar going up through the quebrada of Huaytiquina. This stream infiltrates before reaching the salar. At a sectional area of 23 cm x 6 cm = 0.0138 m^2 a velocity of 0.09 m/sec was measured, which represent a water flow of 1.2 l/sec (4.5 m^3/hr).

- Rio Catua

This stream supplies the higher surface flow into the salar. A flow measurement was made at a place 11 km distant from the northern margin of the salar and 3 km to the southwest of the village of Catua. This water recharge also is infiltrated before reaching the salar. At a sectional area of 60 cm x 5 cm = 0.03 m^2 a velocity of 0.5 m/sec was measured, which represent a water flow of 15 l/sec, i. e. 54 m^3/hr.

Total of the estimated surface water recharge (Rs) is summarized below:

		l/sec	m^3/hr
-Rio Rincón		8	28.8
-Rio Huaytiquina		1.2	4.5
-Rio Catua		15	54.0
	Total	24.2	87.3

The water flows aforementioned can change along the year by effect of rainfall and snow melts.

Therefore, the *Subsurface Recharge* Rg = E – (P+Rs) = 3,960 – (3,082 + 87.3) = 790.7 m^3/hr = 220 l/sec. A summary of an estimate of the hydrological balance is presented in the following table:

Table 1. Estimated Hydrological Balance of the Salar del Rincón

	l/sec	m3/hr	mm/year
RECHARGES			
Rainfall	856.1	3,082.2	60.0
Ground Water Flow	219.5	790.3	15.4
Surface Water Flow	24.2	87.5	1.70
Total	1,099.8	3,960	77.1
EVAPORATION			
Vegas and Lagoons	175.0	630	12.3
Sulfate Crust	676.3	2,435	47.4
Salar Nucleus	248.5	895	17.4
Total	1,099.8	3,960	77.1

3. BRINE CHEMISTRY. COMPARISON WITH OTHER BRINE DEPOSITS.

The brine quality, particularly the concentration levels of the chemical species of commercial interest, such as potassium, lithium and boron, and its relationship with other components not considered economically atractive, constitutes a very important factor for a natural brine to be competitive. For the specific case of lithium recovery it is important to have a low magnesium content which would make less costly a solar evaporation process, considered as

the most economical route to concentrate the brines. Another key factor which defines the economic potential of a brine deposit as a source of fertilizer and/or chemical commodities is the size of the aquifer, in other words, the volume of brine reserves.

Other features that influence the viability of an exploitation project are the followings: evaporation rates, which are determined by the elevation of the deposit, particularly the weather conditions (temperature, relative humidity, rainfall, solar radiation, wind speed), as mentioned in 2.3; the availability of silty clay within or near the salar area to be used as a bottom layer in the construction of PVC lined solar evaporation ponds; the hydrogeological environment and hydraulic properties (permeability or hydraulic conductivity, porosity, transmissivity, storage coefficient, etc.) of the aquifer (evaporites or unconsolidated sediments, where the brines are interstitially contained); in addition, infrastructure (access roads, nearness to rail service, electric power and gas lines), as well as the distance to populated centers and to ports of embarkation of end-products.

The brines from the Salar de Rincón are solutions saturated in sodium chloride with a total dissolved solids content of about 27% (320–330g/l), and an average density of 1,204 g/l. The ions present in this brine, which constitute a complex multi-component system, are Na, K, Li, Mg, Ca, B, SO_4 and Cl. Also Rb and Cs have been found in a few parts per million.

From the phase chemistry standpoint, the Salar de Rincón brines can be looked upon as the quinary system (Cl^-, $SO_4^=$, K^+, Mg^{++}, Na^+, H_2O), the same as other natural brines such as those of the Salar de Atacama in Chile. The rest of the elements (Ca, Li, B and traces of others) represent a low percent of the TDS and can be ignored.

Using data from the report-thesis prepared by the geologist José I. Ferretti, Table 2 shows the brine chemical composition per each borehole (13 out of 14 drilled) at the Salar del Rincón, calculated as an average from near-surface to 30 m deep samples as well as from 30 m to 60 m deep samples. It has also been included an overall average of the Rincón brine composition, which will be used as a typical one to be compared with other natural brines, mostly of them used in commercial operations in several parts of the world, as illustrated in the following comparative table.

Table 3. Chemical Composition of Brines (weight %).

	Mar Muerto	Great Salt Lake	Clayton Valley	Salar de Atacama	Hombre Muerto	Salar de Rincón	Salar de Uyuni
Na	3.210	8.000	6.200	7.600	9.789	9.630	8.800
K	0.600	0.650	0.530	1.850	0.617	0.624	0.720
Li	0.002	0.004	0.023	0.150	0.062	0.033	0.035
Mg	3.330	1.000	0.033	0.960	0.085	0.284	0.650
Ca	1.180	0.016	0.020	0.031	0.053	0.041	0.046
SO4	0.070	2.000	0.710	1.650	0.853	1.014	0.850
Cl	17.320	14.000	10.06	16.040	15.800	15.250	15.700
B	0.003	0.006	0.008	0.064	0.035	0.0275	0.020
Density	1.20	1.218	n.a.	1.223	1.205	1.204	n.a.
Mg/Li	1,665	250	1.43	6.4	1.37	8.61	18.6
K/Li	300	163	23	12	9.95	18.9	20.6
Mg/Ca	2,8	62	1.7	32	1.6	6.93	14.1
SO4/Li	35	500	31	11	13.8	30.7	24.3
K/Mg	0.18	0.65	16.0	1.93	7.26	2.20	1.11

Some analytical results indicated in the calculations of Table 2 (those in red color) were discarded because they do not seem consistent, presumably due to some errors in the brine sampling or in the analytical work. For a project of this nature, a good sampling (packer tests is the best system for taking deep samples) and analytical accuracy should be basic requirements. The balance between the positive and negative ions present should be within +/- 2.0% on the total sample. Duplicate and control samples for checking the laboratory accuracy should also be considered.

The chemical composition of the Rincón brines appears to be rather homogeneous, showing apparently the occurrence of one brine type at the salt body area. If the overall average is compared with the brine sent to Hazen Research to do the simulated solar evaporation test work (Na 9.12% K 0.77% Li 0.034% Mg 0.34% SO_4 1.1% Cl 16.0% B 0.024%), the K/Mg, SO_4/Li and Mg/Li ratios are similar.

Composition of brines shown in Table 3 indicates that Clayton Valley (Silver Peak operation of Chemetall Foote Corp.) and Hombre Muerto have the lowest Mg/Li ratio. Although Salar de Atacama brines have a higher Mg/Li ratio, this is compensated by its higher lithium concentrations and larger volume of reserves, which with other factors already discussed, make this brine deposit the world's most important lithium source at the present market conditions. Although Salar de Uyuni brines currently have the largest lithium resources, they are not attractive in economical terms at the present time, among other factors, because of its very high Mg/Li ratio. Zhabuye Salt Lake brines in Tibet, which do not appear in Table 3, are

considered as another important lithium source worldwide, because of its rather high average Li content (0.12%) and low Mg/Li ratio. However, this deposit as well as the Qinghai Salt Lake, another potential lithium source in China, are in very remote areas, which may affect the access to the export market.

Six different brine types were recognized at the Salar de Atacama. The average brine composition showed in Table 3 corresponds to some production wells located at the southeast, currently used by Sociedad Chilena de Litio. The main interest of this company is the lithium recovery, so the brine feed to its solar evaporation system is a mixture of a high-sulfate sodium chloride brine found normally in the Salar, with a high calcium sodium chloride brine which is available near the Chepica Peninsula.

Through the formation of gypsum in the first pond, the mixed brine has very low levels of calcium and sulfate. The SCL evaporation process then continues in the next ponds in the chloride field and the loss of lithium as precipitated lithium sulfate is minimized. In order to increase the lithium content of the mixed brine at the level of 0.23-0.25% Li, SCL uses another brine source high in Li & K and low in sulfate which is pumped from trenches built in a sector of low transmissivity, which is part of the so-called PN area (north of Chepica Peninsula) where the brinefield for the MOP operations of SQM is located.

The table below shows the chemical composition of brine types (initial contents) used by SQM for its MOP (potassium chloride and lithium recovery) and SOP (potassium sulfate and boric acid) operations at the Salar de Atacama.

Table 4. Composition of Brines used by SQM at the Salar de Atacama

(weight %)

Area	Na	K	Li	Ca	Mg	SO4	Cl	B	K/Mg	SO_4/K
MOP	6.01	2.97	0.305	0.04	1.53	0.88	17.14	0.065	1.94	0.30
SOP	8.10	1.49	0.11	0.02	0.82	2.19	14.20	0.054	1.82	1.47

At the present time, after almost 10 years of the KCl plant start-up, SQM is pumping brines for its MOP operations which contain a little lower K than 2.5% as an average. SQM has declared to the Environmental Authority that is currently pumping a total flow of 425 l/sec (annual average) to sustain a production close to 700.000 tpa KCl, which includes the processing by flotation of the silvinite salts and recovery of KCl from the carnallite, with a total recovery of ~65% (75% in the ponds and 86% in the plant).

The Salar de Rincón brines have a much lower concentration of elements of interest than those of the Salar de Atacama. Its Mg/Li (8.6) and SO_4/Li (30.7) ratios are not favourable for the recovery of lithium by using the conventional process. However, the SO_4/Mg (3.57), SO_4/K (1.63) and K/Mg (2.20) ratios of Rincón brines are better than those of Atacama brine type (2.67, 1.47 and 1.82 respectively), which is used as raw material for the production of potassium sulfate.

In the case of the Atacama brine type used by SQM for the production of potassium chloride and lithium recovery, the SO_4/Mg=0.57 is very convenient to avoid the precipitation of lithium as $Li_2SO_4.H_2O$ but some potassium lithium sulfate ($KLiSO_4$) crystallizes in summer in the lithium ponds, which is stockpiled for future treatment.

If a comparison is also made with the Salar del Hombre Muerto brine, the Rincón brines are weaker in terms of lithium (about a half) and boron, but slightly higher in potassium and sulfate and much higher in magnesium.

4. EVALUATION OF BRINE RESOURCES

In order to quantify the brine resources of a salar it is necessary to know the brine composition both arielly and with depth, as well as the hydraulic characteristics of the aquifer. The more important hydraulic parameters to be determined are the transmissivity, the permeability and the storage coefficient, which is virtually equal to the effective porosity for an unconfined aquifer, like the situation in Salar del Rincón.

Porosity

Effective (drainable) porosity is defined as the ratio of the interconnected pore volume (voids) to the bulk volume of a rock unit (evaporites in our case). The effective porosity (or specific yield) tells us how much brine in storage in the salt body will be available to be pumped to supply a production well. On the other hand, total porosity is defined as the ratio of the volume of all the pores (voids) of a material, regardless of whether or not all of the pores are interconnected.

Besides evaporites, a salar can also contain beds of unconsolidated sediments like sand, silt or clay. The eventual presence of detrital clays (which have low permeability) in the salt nucleus reduce substantially the effective volume of brine to be pumped. So, it is important to know the stratigraphy of the saline formation through drill holes. An aquifer having halite as the

dominant material is generally tight at depth. The porous zone is normally represented by the upper 20 to 40 meters.

A variety of methods have been developed to calculate the porosity of an aquifer (salt body in our case), but the most recognised are the followings:

- Analysis of aquifer-test data using the Theis equation, Jacob's method or Chow's method. The aquifer test involves pumping a well at a constant rate for a period ranging from several hours to several days and measuring the drawdown and the change in brine level in observation wells located at different distances (10 m, 30 m, 50 m, etc.) from the pumped well (cone of depression). Once the pumping is finished, the recovery period of the brine level is measured.

- Gravimetric method, which consists in porosity analyses of core samples from drill holes. Total porosity as well as the effective porosity can be determined using standard testing procedures like BS 1377 method. Geophysical logging on each hole drilled such as neutron, density and gamma ray are also used to record information on the hydrogeological environment (main lithological groups) and to determine the porosity of sections where no core measurements can be made because of friability. Hydrotechnica Ltd. and Water Management Consultants Inc. (WMC), both English companies, used the porosity determinations from core samples for the evaluation of brine reserves of the Salar de Atacama (1986/87) and Salar del Hombre Muerto (1992), respectively.

Estimate of Brine Resources

Review of the information available of the Salar del Rincón does not include calculations of the effective (drainable) porosity of the salt body. However, based on fourteen (14) holes drilled into the crystalline body and its margins, some of them to 60 m depth, a figure between 20 to 30% has been mentioned as a mean effective porosity (ref.: Appendix III of the report prepared by Geodyne, which has not been available). On the other hand, although some pumping tests were conducted at a 10 m depth (flow rate of ~ 10 l/sec), apparently with good results, the porosity and the transmissivity decrease significantly with depth, as it is usual in most salt salars. Porosity tends to decrease exponentially with depth.

Since the above porosity figures seem rather high, the experience of the Salar de Atacama and Salar del Hombre Muerto will be used as a reference. While CORFO calculated an effective porosity of 10% for the upper 30 meters of the Atacama salar nucleus, but not including the southern tight area (some 300 km^2), where values between 0.43% and 5.25% were determined, a mean effective porosity of 4.4% was calculated by Hydrotechnica

(geostatistical kriging method) in the upper 40 meters of the claim area (820 km^2, including the southern tight area), defined for the Minsal/SQM project.

At the Salar del Hombre Muerto, WMC calculated 7.2% as mean effective porosity to a depth of 70 m of the salt nucleus (280 km^2). The production wells, either those of SQM and Sociedad Chilena de Litio at Atacama, or Minera del Altiplano (FMC) at Hombre Muerto, have an average depth of 30 m. Based on the aforementioned data, a figure of 10% will be assumed as a preliminary mean effective porosity to a depth of 60 meters and over 200 km^2 of the evaporitic salt body in Salar del Rincón. Then, taking 1.204 as the average specific gravity, the recoverable brine tonnage would be 1.445 billion tonnes.

To calculate the brine resources, it was not possible to make use of the iso-concentration maps for Li, K and Mg (Appendix 3). The topographic location of each drill hole is necessary for applying a geostatistical technique to quantify the different resources. So, overall average concentrations for each element were used on the basis of chemical analyses of brine samples per each borehole (13 out of 14 drilled), including the corresponding near surface sample, as illustrated in Table 2 already discussed (data gathered from the report-thesis prepared by the geologist José Ignacio Ferretti). Out of 200 samples (2,600 analyses), which also include water samples from pools, streams and the margins of the salar, 121 brine near surface and deep samples (1,573 analyses) were selected.

It has to be pointed out that about 40% of the total area (~ 450 km^2) of the Salar del Rincón has been explored by drill holes and surface water sampling.

Taking the average concentrations for each element, the following table shows a summary of the estimated brine resources over 200 km^2 of Rincón salar nucleus, a depth of 60 meters and a mean effective porosity of 10%, which represent 120 x 10^7 m^3 of retrievable brine. The amount of specific element has been calculated multiplying the aforementioned effective brine volume by the concentration of the commodity.

Table 5. Estimated Brine Resources at the Salar del Rincón

Element	grams/liter	tonnes/m^3	Tonnes
Potassium (K)	7.51	0.00751	9,012,000
Lithium (Li)	0.40	0.0004	480,000
Magnesium (Mg)	3.42	0.00342	4,104,000
Boron (as B_2O_3)	1.07	0.00107	1,284,000
Sulfate (SO_4)	12.21	0.01221	14,652,000

The above results, which are recoverable mineral resources, can be expressed as the equivalents of commercial commodities by applying stoichiometric conversion factors. So, there would be (rounded figures): 17.2 million tonnes of KCl, 2.3 million tonnes of H_3BO_3, 2.6 million tonnes of LCE (Li_2CO_3) or 2.9 million tonnes of LiCl.

However, the real amounts of end-products are obtained by applying the process recovery efficiencies. For the case of KCl, about 60% of potassium crystallizes in the sylvinite ponds and the plant yield for the flotation of sylvinite salts (NaCl+KCl) is 85-87%. Then, the overall efficiency is of the order of 52%. Therefore, there would be 9.0 million tonnes of KCl to be placed in the market.

As per lithium, taking as a reference the conventional process to produce lithium carbonate, which would be too costly for Rincón, the overall yield is in the range of 40-42% in the case of the Salar de Atacama. Then, there would be 1.1 million tonnes of Li_2CO_3 for the market. This figure is very similar to the maximum amount granted to Sociedad Chilena de Litio at Atacama. If lithium chloride is produced and ~50% recovery efficiency is estimated, there would be 1.5 million tonnes of this lithium chemical to be sold to the world market. The recovery overall yield of boric acid using the acidification process with sulfuric acid is of the order of 39%; so, the recoverable resources of this commodity are converted to ~ 900,000 tonnes of saleable H_3BO_3.

5. PROCESS OUTLINE

5.1. SOLAR EVAPORATION

Solar evaporation is the most effective and economical process for concentrating large volumes of saline brines. As was discussed in 2.3 the evaporation rate at Rincón was assumed to be 70 per cent of the Salar de Atacama's evaporation rate. This factor is the most important for the design and sizing of the solar pond system. In order to measure the real evaporation rates of freshwater as well as of brines at different stages of concentration, a pan test program should be implemented at the salar site for at least a full year, after the chemical composition of the pan control points (the end of each series of pan) has been reached.

Brines of different strengths evaporate at different rates because of differences in vapor pressure, due to salinity and density (Bonython, 1966). Because the evaporation rate in a metal or plastic-made pan is higher than in large ponds, a scale factor should be determined by using a 50 m x 50 m PVC-lined test pond. The evaporation rate of larger ponds do not change significantly. A scale factor of 0.71 was determined at the Salar de Atacama.

Another important goal of the solar pan test work should be to define precisely the fields of crystallization of the different salts through the evaporation process, in other words, the crystallization path while the brine is concentrated at the real field temperature changes between day and night.

Regarding the construction of solar ponds, in those places where there is a great availability of good quality clays, such as the Salar del Hombre Muerto, low-cost clay-bottomed ponds could be constructed directly over the clay area. However, lined ponds are normally preferred to guarantee a minimum leakage (0.1 mm/day). A clay/silt bed 12-15 cm thick is necessary as a protection for the geomembrane. Since there is no evidence of a good source of clay/silt within the area occupied by the Salar del Rincón, exploration efforts shoud be made to locate a suitable deposit in its surroundings.

Figure 2 shows the cross section design and dimensions for outside dikes of solar evaporation ponds currently used at the Salar de Atacama, either by SQM or SCL. The ponds were constructed over the salt crust itself, which was previously flattened by using a rotary excavator (self-propelled machine manufactured by Rahco or Barber Greene for the specific case of SQM). This equipment is capable of excavating the salt surface to a depth of 0.5 m and crush the salt material, which after screening (1.5" as average particle size) is loaded into 15-20 m^3 dump trucks for dike building.

The salt floor and internal sidewalls of dikes are thereafter capped with a nominal 12 cm clay/silt layer spread by a road grader and compacted by roller to 90% Proctor (11% moisture), both on the floor and dike walls, as a bedding protection for the liner against sharp pieces of crushed material. If the liner is eventually damaged, the clay layer can also reduce leakage while the problem is solved.

A 20-mil (0.5 mm) PVC geomembrane was used, either by SQM or SCL for lining their solar pond areas at the Salar de Atacama. This material and thickness has been commercially proven at other solar pond sites. PVC panels are joined (field seams) by a glueing technique (methylethyl ketone) and tested using compressed air wand. Since heavy harvesting equipment is used to remove the crystallized salts from the ponds, the liner was protected with a fixed 30 cm layer of halite, which is built up at the beginning of the evaporation process by using brines of lower concentrations.

Concerning dike specifications, as it is shown in Figure 2, the dike height is 2 meters; in all ponds the dike slope on the pond side (brine side) is 2.5 to 1 while the slope on the outside

(dry side) of the dike is 1.75 to 1. The 2.5 to 1 slope makes lining easier and holds any backfilling for covering of the liner. After laying a geotextile over the liner, a layer of 15 cm of harvested halite (finer crystals than the crushed salt crust) is placed on top for protection against UV rays. The crest width for all outside dikes is 4.0 meters and the internal dikes (harvest road) have a crest of 10 meters, which allows for harvest trucks to pass each other during the harvesting operation.

According to the experience on solar pond design & construction in Chile, the present cost of PVC-lined ponds is of the order of US$4.5/m^2, which includes overflow pumps and piping, the transportation of clay/silt from a borrow-pit distant 30 km from the solar pond site and a cost of US$1.6/m^2 for liner installation.

The location of the solar pond system normally is a matter of compromise of various factors, mainly the relative nearness to the wellfield and distance from a borrow-pit which would supply the bedding material as a protection of the PVC geomembrane. Favourable topographic slopes and suitable position for the processing plants should also be considered.

5.2. POSSIBLE PROCESS FLOWSHEETS

Based on the results of the simulated solar evaporation tests carried out in 2004 by Hazen Research Inc., to evaluate the potential of the Salar del Rincón brine for lithium recovery, an estimated material balance for three stages of a solar evaporation process was calculated by using a simulation model developed for a similar operation in Chile (Table 6). The chemical composition of the brine sent to Hazen differs (higher in K, Mg and SO_4) from the overall average composition calculated in Table 3, but the Mg/Li, K/Mg and SO_4/Mg ratios are similar.

With the purpose of calculating the material balance, in the first group of ponds (halite ponds) the composition of the transfer brine 1 is that obtained by Hazen after concentrating Rincon brine up to a concentration ratio of 5.3 (based on initial Li content). According to the experience at the Salar de Atacama, its composition and specific gravity (1.26) approximately agree with the end brine of halite ponds, e.g. when the initial brine reaches the level of potassium saturation and KCl starts precipitating. However, Hazen points out that this ocurred at a concentration ratio of about 7.

In the second group of ponds (sylvinite ponds), where a physical mixture of halite and sylvite crystallizes out, the composition of the transfer brine 2 was assumed to be that of the final concentrated brine obtained by Hazen, in other words, the evaporated brine up to a lithium

concentration factor of about 17. Its composition and specific gravity (1.310) are equivalent to a little advanced progression of evaporation if it is compared with the end brine (density=1.290) of sylvinite ponds at Atacama. The composition of the final concentrated brine obtained by Hazen (moles/1000 moles H_2O) is presented in Table 7.

Table 7. Final Brine Composition at a Lithium Concentration Ratio of 17.3

(Moles/1000 moles H_2O)

Na_2Cl_2	K_2Cl_2	Li_2Cl_2	$MgCl_2$	$MgSO_4$	H_3BO_3	Density(g/l)
7.57	7.53	11.38	36.42	18.26	11.05	1,310

Over 60% of the contained potassium in the feed brine to the solar pond system crystallizes out as KCl in the sylvinite ponds. This agrees with the findings of Hazen in its simulated solar evaporation tests and explains that a sylvinite with a high KCl content (37%) results in from the balance. Usually ~57% of the initial potassium crystallizes out as KCl in the second group of ponds. The material balance presented in Table 6 was calculated for an annual output of 50,000 tons of KCl, which also takes into account the flotation plant yield of 86%.

Other conclusions of the Hazen studies which agree with the simulation model are as follows: Over 90% of the chloride present in the original brine crystallizes once the solar evaporated brine has reached the lithium concentration factor of 17.3 and also some sulfate was crystallized out as Glauber's salt ($Na_2SO_4.10H_2O$).

The Salar del Rincon brine was solar evaporated by Hazen at about 25°C, so larger amounts of Glauber's salt (mirabilite) should crystallize out during a solar evaporation process at the project site (mostly in the halite ponds), where low ambient temperatures are predominant at night. Low temperatures will favor the crystallization of mirabilite instead of glaserite ($Na_2SO_4.3K_2SO_4$) when the brine reaches tle level of potassium saturation.

Figure 3 shows the Janecke diagram for the quinary system Cl^-, $SO_4^=$, K^+, Mg^{++}, Na^+, H_2O at 0°C, and the location of the Rincón and Hombre Muerto brine compositions by using mol equivalent proportions of the three basic constituents (brine is saturated in NaCl): K_2^+, Mg^{++} and $SO_4^=$. In the case of Rincón, the coordinates plotted in the diagram are the followings: K_2, 26.4%; Mg 38.7% and SO_4 34.9%. The Rincón brine as well as Hombre Muerto brine, after becoming saturated with respect to the sulfate ion, will yield mirabilite if cooled.

The material balance in the third group of ponds (sulfate ponds) has been assumed, since no experimental work has been done with the Rincón brine to know the crystallization path

along this stage of the solar evaporation process. Based on the experience at The Salar de Atacama and also taking as a reference the evaporation tests carried out by Hazen to reach a final concentration of 1.0% Li, it was assumed that a mixture of salts: NaCl, KCl, kainite, schoenite, $Li_2SO_4.H_2O$ and possibly some carnallite would precipitate in the sulfate ponds. Because of the absence of experimental data there is some imbalance between cations and anions in the simulated composition of the brine coming out from the sulfate ponds.

In the case of Atacama brine, Foote Mineral Co. demonstrated that the presence of sulfate causes precipitation of lithium sulfate at concentrations greater than 0.57%, which is very similar to the Rincón brine. The above mixed salts could be used as a source of potassium sulfate by using the process applied by SQM at Atacama. Based on the material balance calculated for producing 50,000 tpa KCl, an amount of the order of 15,000 tpa K_2SO_4 (preliminary figure), could also be obtained. However, depending on the lithium process route selected, further research work (evaporation pan tests) will be necessary to reach the highest recovery efficiency of potassium sulfate.

The final brine from the mixed sulfate ponds can be used as a raw material for the production of boric acid. Although the yield is not high, crystallization by acidifying the brine with sulfuric acid is the simplest method and with the lower overall cost. Boron is present in the brine as borate and boric acid, but its concentration is all calculated as boric acid. The amount of boric acid recovered by acidification is primarily dependent upon the initial concentration in the brine (0,137%, which is about 40% of the initial content in the brine used by SQM for boric acid production). According to the material balance calculations, a production in the range of 3,200-3,500 tpa H_3BO_3 could be obtained by applying an overall recovery yield of 39%.

The residual brine (bitterns) coming out from the boric acid plant is high in magnesium chloride. Therefore, after been treated with lime to remove the acid content, it could be evaporated in a fourth group of ponds where bischofite ($MgCl_2.6H_2O$) and some carnallite ($KCl.MgCl_2.6H_2O$) would crystallize out. These salts could be used as raw materials to obtain magnesium compounds in a further project development stage. Field evaporation test work has to be carried out with the Rincón brine to also know the phase chemistry along this final stage of a solar evaporation process.

Taking into consideration the losses of the evaporation pond system, which are represented by entrainment of the evaporating brines by the crystallized salts, leakage (0,1 mm/day for lined ponds) and the discard brine after boric acid recovery, the wellfield should supply a yearly average flow of 167 l/sec for an output of 50,000 tpa KCl, which could be produced

during the first years. If the potassium chloride production capacity is then doubled, the amount of brine required as feed to the solar ponds has to be increased to an average pumping flow of 335 l/sec.

However, since the overall average brine composition calculated in Table 2 is of lower strength, particularly the potassium content, the flow requirements should be a little higher, probably about 180 l/sec in the first case. Anyhow, in a commercial operation at Rincón the production wells should be carefully chosen in terms of the relationship between the different chemical species of interest, so that the mixture of brines feeding the solar pond system favors the secuence of recovery by fractional crystallization.

The material balance presented in Table 6 also include determinations of the pond area requirements. As it was discussed in 2.3 the evaporation rate at Rincón was assumed to be 70% of the Salar de Atacama's evaporation rate. Table 8 summarizes the pond area required for project capacities of 50,000 tpa and 100,000 tpa of potassium chloride, respectively, including a 15% addition for harvesting the different salts.

Due to the large size of the halite ponds, economics say that it is more costly to harvest waste sodium chloride salt than it is to not harvest and periodically raise the enclosure dikes to compensate for the buildup of precipitated salt. This should be taken into account, although probably part of the sodium chloride salt can be harvested for sale, after washing to remove the entrained brine.

Table 8. Solar Pond System: Evaporation Rates & Area Requirements

Stage	Mean Evaporation Rate	Pond Area (km^2) 50,000 tpa KCl	Pond Area (km^2) 100,000 tpa KCl
Halite Ponds	4.05 l/m^2-day	2.93	5.85
Sylvinite Ponds	3.58 l/m^2-day	0.31	0.63
Sulfate Ponds	2.52 l/m^2-day	0.08	0.15
Total Area		3.32	6.63

Lithium Recovery Process

According to the findings of the simulated solar evaporation tests carried out by Hazen Research, the "conventional" route for separating lithium by removing magnesium with lime ($Ca(OH)_2$), followed by carbonate precipitation with soda ash (Na_2CO_3), is not economically viable, because of the high reagent costs (approximately US$1.00/lb Li_2CO_3). This high cost

is due to the high magnesium content of the Salar del Rincón brine relative to its lithium content (Mg/Li ratio is about 9).

The alternative approach investigated by Hazen to precipitate the excess calcium after removal of magnesium by using sodium sulfate, would lower the cost of reagents to about US$0.73/lb Li_2CO_3, which would be only part of the operating cost. As a comparison, the Chilean companies SQM and SCL currently have a total cash operating cost in the range of US$0.40-0.50/lb Li_2CO_3, the lowest in the world. As it was discussed in point 3 the high lithium content of the Salar de Atacama brines, together with other factors such as the condition of a multi-commodity operation in the case of SQM, which favors a cost reduction, make the big difference.

SQM and SCL have their lithium carbonate plants near the port of Antofagasta, where they make the final processing of high lithium brines (5.8-6% Li), concentrated by solar evaporation at the Salar de Atacama. Present Li_2CO_3 production capacity of SQM is 28,000 tpa and that of SCL is 14,500 tpa. Combined export shipments of the product reached to 34,530 tons in the period January-October 2004 with an average FOB Antofagasta price of US$1.64/kg (US$0.744/lb). This average FOB price does not reflect the real selling price, which should be close to US$1.76/kg (US$0.80/lb), since some shipments are sent (transitory) to warehouses before to be delivered to the clients.

Because the Salar del Rincón brine is a low strength brine, lithium recovery should be part of a multi-commodity operation, which would be the only possibility for the project to be economically viable. An option could be to undertake the development concept applied by FMC at Hombre Muerto. This company developed a proprietary absorption selective process to recover lithium chloride directly from the feed brine, separating the lithium from the other species and also saving pond area to further concentrate the lithium-bearing water eluate by evaporation. Therefore, a similar absorbent to the material used at Hombre Muerto should be investigated. Hazen has indicated that some of the earlier patents have expired.

The remaining sodium chloride brine, containing K, SO_4, Mg, B and very low Li (800 m^3/hr with 150 ppm Li and a density of 1.16 in the case of FMC operations) could be concentrated by solar evaporation for the production of potassium chloride, potassium sulfate, boric acid and eventually magnesium compounds. A conceptual process flow diagram for the Salar del Rincón project, which considers the aforementioned option for lithium recovery, is presented in Figure 4.

According to Hazen research studies, lithium recovery by precipitation of $Li_2SO_4.H_2O$ appears to be an alternate promising option. As mentioned by Hazen, in the process of evaporating the brine, lithium was precipitated when the concentration factor increased from 17 to 36. Some details of this recovery method, based on the U.S. Patent 4.287.163 (1981) are described in its final report submitted to Argentina Diamonds Ltd. on November 19, 2004.

In the patent the $Li_2SO_4.H_2O$ is salted out by adding soluble $SO_4^{=}$ such as Na_2SO_4 or $MgSO_4$. The last salt can be obtained by cooling the brine to crystallize out the $MgSO_4$. The precipitated solids, consisting of NaCl and $Li_2SO_4.H_2O$, would finally be dissolved and the $SO_4^{=}$ would be precipitated with $CaCl_2$. After removing gypsum, the brine could be concentrated by evaporation and the lithium precipitated as carbonate.

A variant of this recovery method, also patented, was developed at laboratory scale in 1983 by the Mixed Salts Committee, entity created by the Chilean government development agency CORFO, for developing the brine resources of the Salar de Atacama. A brine from this salar concentrated up to ~0.59% Li was the raw material for the salting-out reaction. $MgSO_4$ was obtained previously from the brine by cooling at −10°C. The process design yielded 54% in the salting-out step with respect to lithium, being 39% the overall efficiency if the evaporation stages and cooling are included. This process was not evaluated from the economic viewpoint.

6. VALUATION OF THE RINCON PROJECT

A valuation of an exploitation project has been added to this report on a preliminary basis (± 25% uncertainty), but no price earnings multiple has been calculated and applied to the Net Asset Backing of the share of Admiralty Resources NL.

A cash flow has been prepared for a 15 year project life (Appendix 4). Two stages of development have been considered for the purpose of examining the project economics. To commence production, a previous capital investment (year 0) of US$44.3 million, including US$5 million for feasibility studies, would be required to produce 100,000 tonnes per annum (tpa) of common salt, 50,000 tpa of potassium chloride and 6,000 tpa of lithium chloride over a three year period.

The detail of fixed-capital investments for the first stage is as follows:

	US$ million
Solar evaporation ponds and wellfield	12.0
Potassium chloride plant	6.0
Lithium chloride plant	16.0
Boric acid plant	1.5
Land, camp, water supply and auxiliary facilities	3.5
Common salt washing	0.3
Total	39.3

A second stage of development would require a further investment of 39.2 million during years 2 and 3 to increase project capacity in year 4 to 12,000 tpa of lithium chloride, 100,000 tpa of potassium chloride, 7,000 tpa of boric acid as well the addition of 50,000 tpa of potassium sulfate. Fixed-capital investments are detailed below:

	US$ million
Solar evaporation ponds and wellfield	12.0
Potassium chloride plant enlargement	4.0
Lithium chloride plant expansion	12.0
Boric acid plant enlargement	1.2
Potassium sulfate plant	10.0
Total	39.2

A new expansion has been assumed to be materialized during the year 9 of the project with an additional investment of US$8.5 million in order to increase production of potassium chloride to 120,000 tpa and that of lithium chloride to 20,000 tpa.

The profitability evaluation bears in mind that total investment is 100% own capital (with any financial cost) and without any escalation in the sale prices and operating cash costs over the fifteen-year period. An income tax of 15% has been considered. Selling prices FOB works and cash operating costs have been estimated taking as a reference the present operations in Chile, with the exception of the cash cost for producing lithium chloride. Corporate management and sales expenditures are separately included as 2% of total annual revenues.

Working capital was estimated at US$11,450,000 which is equivalent to 3,5 months of the cash operating cost in year 4 of the project. Determination of the project profitability for a base case, using 15% as discount rate, has given the following results:

NPV (i=15%)	:	US$53,307,668
IRR	:	27.88%

The project looks promising according to these results, which are within the range of values of similar projects. Obviously, lithium chloride is the most important commodity and the cash flow is very sensible to any variations in the selling price and operating cost of this product.

7. CONCLUSIONS AND RECOMMENDATIONS

7.1. CONCLUSIONS

a. The Salar del Rincón is not a large salar. Its salt body or evaporitic salar nucleus covers approximately 260 km^2 and contains an interstitial brine with rather low concentrations of chemical species of interest (lithium, potassium, boron, sulfate, magnesium). The lithium grade of Rincón brine (0.033-0.034%) is about a half of the concentration of Hombre Muerto brine (0.062-0.065%), which is currently under exploitation by FMC for the production of lithium chloride.

b. The higher elevation of the Salar del Rincón (3,700 m) compared to the Salar de Atacama (2,300 m) results in much colder weather, which retards evaporation despite the slightly higher solar radiation. Using some measurements at the site and referential information of the Salar del Hombre Muerto and the Salar de Atacama, the expected fresh water evaporation rate at Rincón is estimated to be about 2,600 mm per year (7 mm/day), in other words, 70 per cent of the Salar de Atacama's evaporation rate.

c. The brines from the Salar del Rincón are solutions saturated in sodium chloride with a total dissolved solids content of about 27% (320–330g/l) and an average density of 1,204 g/l. A comparison has been made with other brine deposits. The Rincón average brine chemical composition, calculated from near-surface to 60 m deep samples taken from 13 drill holes, indicates that its Mg/Li (~9) and SO_4/Li (~31) ratios are not favourable for the recovery of lithium by using the conventional process. However, the SO_4/Mg (3.6), SO_4/K (1.6) and K/Mg (2.2) ratios of Rincón brines are better than those of the Salar de Atacama brine type (2.7, 1.5 and 1.8, respectively) which is used as raw material for the production of potassium sulfate.

d. To quantify the brine resources of a salar it is necessary to know the brine composition both areally and with depth, as well as the hydraulic properties of the aquifer (effective porosity, transmissivity, permeability, etc.). The size of recoverable resources depends on the volume of brines that can be pumped out from the aquifer. Although some figures have been mentioned for the mean effective porosity to a 60 m depth, they seem too high for the whole depth. Porosity tends to decrease

exponentially with depth. So, based on the experience of the Salar de Atacama and Salar del Hombre Muerto, a figure of 10% will be assumed as a preliminary mean effective (drainable) porosity to a depth of 60 meters and over 200 km^2 of the evaporitic salt body in Salar del Rincón. Taking 1.204 as the average specific gravity, the recoverable brine tonnage would be 1.445 billion. A high priority must be given to a hydrogeological study to generate basic information on the hydraulic properties of the aquifer and to confirm the recoverable brine reserves.

e. Taking the average concentrations for each specific element of interest, the estimated recoverable mineral resources are as follows:

Potassium	9,012,000 tonnes
Lithium	480,000 tonnes
Magnesium	4,104,000 tonnes
Boron (as B_2O_3)	1,284,000 tonnes
Sulfate (SO_4)	14,652,000 tonnes

If these figures are expressed as the equivalents of some commercial commodities and applying the different process recovery efficiencies, the real amounts of saleable end-products, as well as the market value (average FOB export price), are indicated below (rounded figures):

Potassium Chloride (KCl)	9.0 million tonnes	US$ 945 million
Lithium Chloride (LiCl)	1.5 million tonnes	US$6,000 million
Boric Acid (H_3BO_3)	0.9 million tonnes	US$ 342 million

f. Solar evaporation is the most effective and economical process for concentrating large volumes of saline brines. There is no evidence of a source of good clay/silt deposit within the area occupied by the Salar del Rincón, which could be used to build low-cost clay-bottomed ponds. However, lined ponds are normally preferred to guarantee a minimum leakage (0.1 mm/day against 0.4 mm/day). A 12 cm compacted clay/silt layer on the floor and dike walls is used as a bedding protection for the liner. According to the experience on solar pond design & construction in Chile, the present cost of PVC-lined ponds is of the order of US$4.5/$m^2$, which includes overflow pumps and piping, the transportation of clay/silt from a borrow-pit distant 30 km from the solar pond site and a cost of US$1.6/$m^2$ for liner installation.

g. Because the Salar del Rincón brine is a low strength brine, the only possibility for the project to be economically viable is to develop a multi-commodity operation. A factor that can help is that the project area is well served by national roads and rail (trans-Andean line to Chile), with a parallel network of electric power and gas lines.

h. The most favorable process route for lithium recovery has not been defined yet. According to the findings of the recent simulated solar evaporation tests carried out by Hazen Research Inc., the "conventional" route for separating lithium by removing magnesium with lime, followed by carbonate precipitation with soda ash, is not economically feasible, because of the high reagent costs (approximately US$1.00/lb Li_2CO_3). This high cost is due to the high magnesium content of the Salar del Rincón brine relative to its lithium content (about 9).

i. Alternate processes for lithium recovery need to be evaluated and compared on an economic basis, such as solvent extraction, which is being investigated at the University of Salta and the recovery by precipitation of $Li_2SO_4.H_2O$ which appears promising according to Hazen. A variant of this method was developed at lab scale in Chile by using $MgSO_4$,–obtained from the brine by cooling at –10°C–, in the salting-out reaction. The option to use an absorption selective process with a similar absorbent to the one developed by FMC might also be considered, since some of the earlier patents have expired.

j. Based on the results of the simulated solar evaporation tests carried out by Hazen Research, an estimated material balance for three stages (halite, sylvinite and sulfate ponds) of a solar evaporation process was calculated. In the first and second group of ponds the compositions of transfer brines 1 and 2 were those obtained by Hazen after concentrating the initial brine up to factors of 5.3 and 17.3, respectively (based on initial Li content). The material balance in the sulfate ponds was assumed, since no experimental work has been done with the Rincón brine to know the crystallization path along this stage of the evaporation process.

k. A yearly average pumping flow of 167 l/sec is required for an output of 50,000 tpa KCl, about 15,000 tpa K_2SO_4 and 3,500 tpa H_3BO_3, which could be produced during the first years of the project. The brine sample used by Hazen in the evaporation tests was a little higher in potassium, so the flow requirements for the Rincón average brine composition should be a little higher, probably about 180 l/sec. If the KCl production capacity is doubled, the amount of brine required to feed the solar ponds has to be increased to a yearly average pumping flow of the order of 335 l/sec.

l. Pond area requirements were determined for the two cases. A total pond area of 3.3 km^2 is required to produce 50,000 tpa KCl and 6.6 km^2 for producing 100,000 tpa of potassium chloride. Both figures include a 15% addition for harvesting the different salts.

m. A valuation of the project has been made on a preliminary basis (± 25% uncertainty). NPV (i=15%) determined for a base case was US$53,307,668 and the internal rate of return 27.88%.

7.2. RECOMMENDATIONS

a. A hydrogeological study has the first priority in an in-depth evaluation of the Salar del Rincón to know its real potential as a source of lithium, potash, boron, magnesium and other mineral resources.

b. The scope of work of the hydrogeological investigation should cover the following:

i) Develop previously topographic survey data linked to the trigonometric network of the Instituto Geográfico Militar de Argentina. Referential points throughout the salar should be established (Gauss Kruger coordinates and elevations). A general map 1 : 10,000 scale should be prepared for the project development (location of access roads, exploration boreholes, pan tests, wellfield, solar evaporation ponds, etc.)

ii) Drilling of core holes (NQ-HQ in diameter) in different locations of the salar nucleus, mostly to 60 m deep (some to 100 m deep) for the measurements of porosity and other hydraulic properties of the aquifer, as well as to know the aquifer depth. It is suggested to drill one hole per 20 km^2. Cores of porous horizons should be sampled at 1 m intervals. These cores must be packaged on site for shipment to the testing laboratory.

iii) Geophysical logging on each drill hole in order to record information on the hydrogeological environment (main lithological groups) and to determine the porosity of sections where no core measurements can be made because of friability.

iv) Short specific capacity pumping tests have to be conducted in each core borehole. A pumping test programme also should be carried out at three sites of the deep holes, as a minimum, using one pumping well and one or two shallow observation wells (the core boreholes could be used) to monitor brine

level changes in response to pumping, so that storage coefficient could be determined. The pumping boreholes should be of 12"-14" diameter through the full thickness of the porous horizon and screened throughout with 8" (200 mm) diameter slotted PVC screen. The pumping tests would consist of a discontinous step-drawdown test (step test) and a constant rate test. Samples for analysis should be gathered at each stage of the testing in order to monitor the effects on brine quality of the pumping.

v) Representative brine samples have to be obtained for the reserve evaluation. They could be taken after completion of drilling (near surface samples) or during the specific capacity tests. Packer test is a rather expensive, but reliable method for brine sampling at 10 m intervals throughout the aquifer depth.

vi) A surface sampling programme has to be designed to cover the whole area of the salar. There is no information available in about 250 km^2. It is suggested to build a penetration road of about 20 km, which would provide a base line for a 500 m x 500 m grid. The base line would follow an east-west direction, from Adriana II to Adriana V tenements, covering a length of 10 km, and then it would go to the NO covering another 10 km up to Paula XI. There would be 400 sampling locations over the salt crust. At each site a pit will be dug using hand tools to 30 cm deep below the phreatic brine level. This job can be carried out in about 2 months using 4-5 skilled workers. Olacapato would be used as base of the operations.

vii) A reconnaissance survey of clay materials suitable (low permeability) for solar pond construction within the Salar area or in its close surroundings should be included.

c. An evaporation pan testwork could be carried out concurrently with the hydrogeological programme. Its main objectives would be a) improve the knowledge of the phase chemistry of the brine, particularly taking into account the effects of temperature changes; b) define precisely the fields of crystallization of the differents salts through the concentration process; and c) determine evaporation rates for fresh water and brines at different stages of concentration. Depending on the results of the brine reserves evaluation, the pan test program could be extended over at least a full year, after the chemical composition of the pan control points (the end of each series of pan) has been reached.

d. As a complementary work to know better the brine chemistry, simulated solar evaporation tests up to the bischofite stage could be carried at the University of

Antofagasta (Chemical Engineering Department). They have expertise on the phase chemistry of saline brines and could evaporate the Rincón brine, say at 15°C, with the help of a vacuum pump, to be closer to the weather conditions of the project site. This work will be much less expensive than at Hazen Research.

e. Additional process development on lithium recovery should continue, including its economic assessment, particularly the precipitation of $Li_2SO_4.H_2O$ which appears to be promising.

Final Report prepared for Admiralty Resources NL and Argentina Diamonds Ltd. by Pedro Pavlovic, Consultant Engineer and Jorge Fowler, Mining Engineer
December 15, 2004

Pedro Pavlovic

Resume

Mr. Pedro Pavlovic is currently a Consultant, mainly a specialist in the field of industrial minerals. He has more than 30 years of experience on project development in the chemical industry and non metallic minerals, particularly on market evaluations, chemical process outline, preliminary plant design, cost estimation and feasibility studies for the recovery and/or production of potash, lithium, boron, nitrates, iodine, calcium carbonate/lime, phosphates, etc. either from natural brines, nitrate deposits, limestone or rock phosphates.

Mr. Pavlovic is a Chemical Engineer (1968), with postgraduate studies on agricultural chemicals at Syracuse University, New York (1969) and a Master's degree in Polymer Technology at Loughborough University, England (1972/1973).

Following is a list of the main consulting activities developed in the country as well as in the international field:

- Market research study of flotation reagents and other chemicals used in Chile for processing nonmetallics (as requested by Cytec Chile Ltda., May-June 2004).
- Assistance to Peter W. Harben Inc., International Industrial Minerals Consultant, in the preparation of a reserve and production cost on the Chilean nitrates & iodine industry, as requested by a US company (March-April 2004).
- Evaluation of the brine deposit at the Salar de Incahuasi (Chilean sector), which is part of the Salar de Arizaro basin, Argentina, as a source of lithium and other nonmetallic of economic interest (as requested by Exploraciones Incahuasi SA, Nov-Dec 2003).
- Assistance to Inversiones y Comercial San Jeronimo Ltda. in the preparation of the technological innovating project " Development of a chromium plating system to repair at site operations chrome plated components of hydraulic equipment used by the mining industry", to be submitted to Fontec to get financing (mid 2003 to Feb. 2004).
- By mid 2003 he assisted Geomet SA to prepare a technical report on the chemical process outline and economics of boric acid production from ulexite, as requested by Minera Las Cenizas.
- During 2002 and the first quarter of 2003 he provided technical assistance to the Mining Engineering Department at the University of Chile in the preparation of an in-depth analysis of the lithium industry worldwide, as requested by the Ministry of Mining. Particularly, he reviewed the large SQM's and Chemetall Foote's brine operations at the Salar de Atacama, world's largest lithium deposit, including information of environmental impact due to brine abstraction.
- Collaboration with Water Management Consultants to develop consultancy business in the nitrates industry in Chile, particularly, in the specialized field of optimization of heap leach processing (mid 2001 to October 2002).
- Evaluation of a feasibility study developed by Inversiones Bonanza to produce PCC, precipitated calcium carbonate (as requested by Gaston Bobillier, entrepreneur, 2001).

- He worked jointly with Peter W. Harben Inc. in the preparation of an overview of the nitrates and iodine business as well as lithium and potash production in Chile (mid 2001).
- Report on the development of the Minsal Project at the Salar de Atacama, covering specially the design and construction of solar ponds (sub grade preparation and lining), in connection with the leaks of the pond system used by SQM for the production of potassium sulfate (as requested by an insurance company, 2000/2001).
- Assistance to Cade-Idepe to make a market analysis about Portland cement, as requested by Minera Catedral, which planned to develop its Catedral/Rino limestone deposits for a 1,500,000 ton/year cement plant to be set up close to Rancagua (late 1997)
- Evaluation of a lime plant project to be developed at Punta Arenas, using marble type limestone existing at Diego de Almagro island, XII Region, as well as the preparation of a pre feasibility study for a 30,000 ton/year ultra fine calcium carbonate project, using the same limestone, on the basis of laboratory tests conducted by Hosokawa Alpine in Germany (as requested by Cominor, 1996-1997).
- During 1996 and early 1997 he supported Autex, a fire protection company, in the marketing and sale of fire detection and extinguishing equipment (Ansul foam systems, fire pump systems, automatic sprinklers, etc.) to mining companies and chemical industries, among others, the Yumbes nitrate operation, II Region, the SQM's Nueva Victoria iodine plant, I Region and the fire protection project at Codelco, Andina Division, where the detail engineering was carried out.
- He worked for Fluor Daniel Chile in a team which prepared a proposal to Minera Yolanda (which became PCS Yumbes) on the bidding of an EPC contract to develop a nitrates & iodine project in the II Region. Further on, he assisted to Minera Yolanda to estimate the project cash operating costs and develop a conceptual model for the solar evaporation system (1995-1996).
- Evaluation of the Salar del Hombre Muerto, located in Catamarca Province, northern Argentina, as a source of lithium, including an estimate of the operating costs for a lithium carbonate plant (assignment carried out in early 1993 for SQM).
- Preparation of the report "Development of the Lithium Industry in Chile" for the Chilean Commission of Nuclear Energy (1992).
- As an UNIDO Consultant he made in 1990 a preliminary evaluation of the Umm as Samim potash brine deposit in the Sultanate of Oman, recommending a specific program of actions leading to its commercial exploitation. Further on, in late 1991 he prepared the terms of reference for a hydrogeological investigation and advised on the bidding to award such a study to Hydrotechnica Ltd., England.
- In connection with the potash project in Oman, in 1993 he supervised the drilling and sampling campaign at Umm as Samim. Further on, in mid 1994 he reviewed the findings of the hydrogeological study undertaken by Hydrotechnica, and based on the estimated potash reserves he made the conceptual design and economic evaluation for a 200,000 t/y potash plant. Then, he visited Reilly's Wendover potash operations at Lake Bonneville, Utah to discuss the applicability to Umm as Samim of their experience on a ditch based brine collection system. In his 5th trip to Oman in 1995

he participated in technical discussions held with Reilly's specialists to go ahead with the construction of a potash plant.

- As a consultant to the Organization of American States (OAS), in 1975 he provided technical assistance to the Government of Santa Fe Province, Argentina to recommend a program of actions leading to a higher development of the plastic industry. Further on, in 1982 he made the equipment selection to set up a quality control laboratory for the plastic industry at Rosario.
- Under OAS sponsorship he also carried out a short-term mission in 1974 to evaluate an industrial production of pesticides in Nicaragua.
-

Minera Soledad S.A./Minera Cerro Iman SCM. From mid 1997 to mid 2000 he served as project manager to develop a nitrate & iodine project at Pampa Dominador, northern Chile. He firstly made a conceptual design and economic evaluation for a potassium nitrate/iodine operation and then managed a development program, including evaluation of mineral reserves, groundwater exploration drilling as well as column leaching tests and pan testwork to get the necessary information for preparing a bankable feasibility study. Due to shortage of financing this program was interrupted in early 2000. Since then, he has been assisting MCI in the discussions with potential joint venture partners. The possibility to supply unrefined nitrate salts to PCS Yumbes was evaluated during 2003, but this company was then purchased by SQM. Lately, he has been involved in the discussion outline with an American company which is interested in a joint venture with MCI for the production of iodine as a first stage of development of the mineral property.

CORFO (Chilean Development Corporation). From 1987 to 1994 Mr. Pavlovic was head of the Mining & Chemical Industries Department, being responsible of the Minsal project follow-up and supervising research work to mainly develop non metallic mineral resources in Chile. The project to examine the situation and perspectives of 36 non metallic minerals in Chile, carried out jointly with Intec-Chile and the assistance of an U.S. expert was of particular importance. This work resulted in the publication of a book of wide interest and distribution in the country (1989).

CORFO's Mixed Salts Committee. From 1979 to 1987, as executive director of this temporary entity, he managed the exploration, process research and development work of a series of projects. The more relevant ones were the evaluation of the Salar de Atacama brine deposit as a source of potash, lithium and boron compounds, and the evaluation of Mejillones and Bahia Inglesa rock phosphates as potential raw materials for producing phosphate fertilizers. The development program at the Salar de Atacama gave rise to two independent projects, both leading in a further stage to joint ventures between CORFO and U.S. companies: Sociedad Chilena de Litio Ltda., created in 1980 with Foote Mineral Co. and Minsal, which became SQM Salar, formed in 1986 with Amax Inc. and Molymet (Mr. Pavlovic served as a member of the Board of Directors in both j.v.).

CORFO (Chilean Development Corporation). Mr. Pavlovic joined this organization in 1968 where until 1975 he conducted preliminary engineering studies and evaluations to identify investment opportunities, particularly in the petrochemical field, becoming a member of the Chilean Delegation to the Andean Market negotiations (he was in England during part of

1972 and 1973 doing one-year academic course leading to an M.Sc. degree). From 1976 to 1979, he was assigned to work in the Mixed Salts Program, created in 1974, where jointly with U.S. consulting companies (Garrett Research Corp. and Saline Processors Inc.) he was involved in a series of projects to improve the production efficiency of SQM. He also served as a Director of the SQM's Board between 1978 and 1980.

Pesquera INDO S.A. Mr. Pavlovic started his professional career in this company where he served as operations manager in a fishmeal and fish oil plant located in Arica (1964-1967).

Santiago, October 2004

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

20 December 2004

Doc 41

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Valuation Of The Rincón Salar and Admiralty Resources NL Market Capitalisation

The Board of Admiralty Resources NL advises that it is in receipt of a independent preliminary report from Dr Carlos Sorentino of Ekos Research, a Sydney based Consultancy, entitled "Preliminary Report on an Independent Technical Review and Valuation of the Salar del Rincón asset and opinion on the Market Value of Admiralty Resources NL" (Dr Sorentino expects to complete his final report early next week).

The report was commissioned for two reasons:

1. To assist potential investors in the Converting Note understand the potential of the Rincón Salar asset;
2. Provide an independent up to date valuation of the Rincón Salar asset which takes account of the recent work of the Board in conjunction with the CSIRO, co-authors of a recent report on the Rincón Salar who are Jorge Fowler a Mining Engineering Consultant based in Antofagasta, and Pedro Pavlovic, a Chemical Engineer based in Santiago Chile and Professor J Andreni, University of Salta.

The range of valuations contained in the independent preliminary report are:

"A preliminary valuation of this evaporite indicates the following range of values:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV discounted at 12%, US $ million		
56.0	73.0	103.2
NPV discounted at 12%, Aus $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

Within this analytical framework, Admiralty's market capitalisation will range as follows:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, Aus $ million		
597.3	778.7	1,100.8

Based on the 450,342,630 shares currently on issue this equates to the following value per share:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, Aus $ per share		
1.32	1.73	2.44

The Board intends to commence further drilling and other work to more accurately calculate the inferred resource. The results of this preliminary report instills confidence in the Board in its commitment to develop and exploit the Rincon Salar to maximize shareholder wealth. We are encouraged by the report and it supports the boards intention to immediately develop the Rincon Salar .

Dr Carlos Sorentino, of Ekos Research, Sydney, a Fellow of the AUSIMM, has the necessary qualifications and experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Dr Carlos Sorentino consents to the inclusion in the report of the matters based on his information in the form and context in which it appears".

Yours sincerely

Phillip Thomas BSc MBM AAIG
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

Note:
The JORC Code states at Clause 6.0 that it is applicable to all solid minerals, including diamonds, other gemstones, industrial minerals and coal, for which Public Reporting of Exploration Results, Mineral Resources and Ore Reserves is required by the Australian and New Zealand Stock Exchanges. The Rincón Salar brine inferred resource is a liquid and is replenished over time (and thus will be many times the inferred amount depending on pumping/depletion rates as noted) so it falls outside of the JORC Code.

A Public Report concerning a company's Exploration Results, Mineral Resources or Ore Reserves is the responsibility of the company acting through its Board of Directors. Any such report must be based on, and fairly reflect the information and supporting documentation prepared by a Competent Person or Persons. For this purpose the Company has asked Dr Carlos Sorentino to form his own opinion, and review the latest work (12 December 2004) of the co-authors, Fowler and Pavlovic and other inferred resource estimations provided by a competent person, Alex Teluk, Geodyne Pty Ltd in October 2000, a consultant based at Gold Coast, Queensland. The key qualifier in the definition of a Competent Person is the word 'relevant' experience. Both Consultants have had relevant experience in the task over the

past five years. Dr Sorentino the competent person compiling and submitting the report believes from his review of the Fowler Pavolvic report, that the authors can be classified as 'competent persons'. There are some modifying factors which all three authors have taken into consideration.

ekos research pty limited

ACN 001 878 691 ABN 22 001 878 691

75 Melba Drive Telephone (02) 9887 4176
East Ryde NSW 2113 Fax (02) 9805 1244
AUSTRALIA e-mail cmrs@optusnet.com.au

16 December 2004

Mr Phillip Thomas
Chief Executive Officer
Executive Chairman
Admiralty Resources NL
Level 6, 150 Queen Street
Melbourne VIC 3000

Preliminary report on an Independent Technical Review and Valuation of the Salar del Rincón asset and opinion on the Market Value of Admiralty Resources NL

Dear Sir,

Our company has been requested by you to prepare an Independent Technical Review and Valuation of the Salar del Rincón asset owned by your company. The purpose of this valuation is to provide comfort and information to potential subscribers of a Converting Note placement your company proposes to make.

This Technical Review and Opinion has been prepared having regard to the Australian Securities & Investment Commission (ASIC) Policy Statements 75, "Independent Expert Reports to Shareholders" (which sets out the ASIC's views on the meaning of "fair" and "reasonable"), ASIC Practice Notes 42 (which deals with Independence of Experts' Reports) and 43 (which deals with Valuation Reports and Profit Forecasts), and to the Listing Rules of the ASX.

The Salar del Rincón is located in the Andean region of northwestern Argentina, in the province of Salta province and near the limit with Chile. The property, located at 3,700 meters of altitude, comprises 33 contiguous mining tenements covering approximately 410 km2 within which a multi-element haline brine resources is contained in an area of about 260 km2. The Salar's development could be aided by the good infrastructure that is available in the area including a high voltage power line, a gas pipeline, and a railway line to the Antofagasta port, 750 km away in the Chilean Pacific coast.

Jorge Fowler, a Chilean Mining Engineer based in Antofagasta, Chile and Pedro Pavlovic a Chemical Engineer, based in Santiago Chile, each with over 35 years experience, prepared a technical review and valuation which has been taken as guidance in the preparation of this preliminary valuation. Although Fowler and Pavlic do not claim to have prepared a report compliant with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code) and they are not members of a professional association included on the list of JORC Recognised Overseas Professional Organizations, their work provides consistent and relevant information about the magnitude of Mineral Resources available for exploitation in the Salar del Rincón.

It must be noted that the Salar del Rincón is an active evaporite still being formed, that is to say, a replenishing mineral resource, depositing salts at a rate that exceeds the project's requirements.

The Salar del Rincón Inferred Resources can be estimated at:

Product	Inferred resources	Metallurgical recovery	Resource magnitude	Proposed annual production
	Million tonnes			Thousand tonnes
KCl	17.2	52	9.0	95.0
H3BO3	2.3	39	0.9	6.0
Li as LiCl	2.9	50	1.5	13.6

These order of magnitude calculations indicate the project has enough resources to produce beyond current plans. This is indeed the experience of other evaporitic deposits in the area where the magnitude of the resource exceeds all demand requirements and result in lifes of mine often exceeding centuries.

A preliminary economic valuation of this evaporite indicates the following range of values:

Lower 5 percentile	Median (expected)	Higher 5 percentile
NPV discounted at 12%, US $ million		
56.0	73.0	103.2
NPV discounted at 12%, Aus $ million		
74.7	97.3	137.6
Internal rate of return		
25%	27%	35%

In our opinion the development of the Salar del Rincón project will add considerably to Admiralty's market value. The last five years average CAPM beta of 12.7% for the ASX resources sector, indicates that it will be prudent to use as an estimate of market capitalisation a price to earning ratio of one to eight. This value is similar to the one recently used by SQM in their valuation of the Atacama deposits. Within this analytical framework, Admiralty's market capitalisation will range as follows:

Lower 5 percentile	Median (expected)	Higher 5 percentile
Admiralty Resources Market capitalisation, Aus $ million		
597.3	778.7	1,100.8

This valuation has been prepared independently. The project has been reported to Admiralty shareholders in detail in statutory reports and in independent technical reviews and valuations. We have direct experience of this project, having carried out during 1996 to 2000 an extensive survey of the evaporitic deposits in the region, including Salar del Rincón. We believe the material facts as presented are sufficient to produce this order of magnitude valuation.

The reader must take into account that there are a considerable number of modifying factors, risks and uncertainties that will be further elaborated in a report that will be released in the very near future.

Yours sincerely

- Dr. Carlos M. R. Sorentino PhD, MEnvSt, BE(Chem),MMICA, FAusIMM, CP(Man)

ASX
AUSTRALIAN STOCK EXCHANGE

Doc 42

MARKET RELEASE

17 December 2004

ADMIRALTY RESOURCES NL

TRADING HALT

The securities of ADMIRALTY RESOURCES NL (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 21 December 2004 or when the announcement is released to the market.

Security Code: ADY

SIMON O'BRIEN
COMPANIES ADVISER

Admiralty Resources NL





Overview
AGM 2004

10 December 2004

ADMIRALTY RESOURCES

Doc 43.

03-04 Year in Review

- July 2003 – 184 samples taken at Bulman, NT Lead Zinc oxide deposit, negotiation with TLO's successful
- Aug 2003 - NILNAV appoints NeuMedix as its global distributor
- Sept 2003 - $2.0mill debt facility Perolin Investments
- Oct 2003 – Gas permits lodged at Rincon Salar
- Nov 2003 – Browns Reef gold prospect relinquished
- Dec 2003 – Joint venture with Cougar Metals at Pykes Hill WA Nickel prospect
- Jan 2004 – Mistake Creek Barite, Gold, Diamond heads of agreement with Kajeena Mining Ltd
- April 2004 - $1.68m share placement
- May 2004 - El Tofo Argentina – Iron Ore due diligence
- May 2004 - Feasibility Review – Rincon Salar
- May 2004 - Phase Chemistry commissioned with Hazen Laboratories – Rincon Salar
- June 2004 – Converting note preparation with Intrepid

ADMIRALTY RESOURCES



Key Prospect

- Rincon Salar – Jujuy province Nth Argentina, 3,700 metres
- 44 leases – 250 sq kilometres
- 10 -20 cm of hard salt crust
- 30 cm salt super brine – depths 20 metres
- Gas, power, subterranean water, highway, railroad close by

ADMIRALTY RESOURCES



Pictorial view

3.8c, 18 kmph wind, 38 % hum, 3,700m asl, 37mm rain, 1,500mm/evaporation per annum



ADMIRALTY RESOURCES



Rincon Salar Cont.





ADMIRALTY RESOURCES







Rincon Salar

Economics – Brine (Bittern/Liquor) content

- Lithium Carbonate (Chloride) 340-400kg/megalitre (US$3,300 MT)
- Boron (boric acid) 240-300kg/megalitre
- Potash (Muriate) 2000-2500kg/megalitre (US$150MT)
- Magnesium Salts (Epsom) 1000-1250kg/megalitre
- Salt (93%) 40,000 – 50,000kg/megalitre (US$40MT)
- 40 sq kilometres x 0.25m = 10 cu kms = 1 billion cubic metres = 1,000,000 megalitres

ADMIRALTY RESOURCES



Pond Evaporation Process



Remove NaCl – Halite – evaporate 50%



Remove more water – 75%

ADMIRALTY RESOURCES



Remove MgSO4 – 95%



Remix brine, steam, solvent, membrane, chilling technologies

Flow Diagram of Evaporation – Classical approach



Rincon Brine
H₂O
First-stage Solar Evaporation: Concentration ratio of 1.8
NaCl, Na₂SO₄
H₂O
Second-stage Solar Evaporation: Concentration Ratio of 3.5
NaCl, Na₂SO₄
H₂O
Third-stage Solar Evaporation: Concentration Ratio of 5.3
NaCl, MgSO₄ · Na₂SO₄, Na₂SO₄
Ca(OH)₂
Mg, SO₄, and Ca Removal: 2 Stages
Mg(OH)₂, CaSO₄ · 2H₂O, CaCO₃
Na₂CO₃
H₂O
Li₂CO₃ Precipitation and Additional Evaporation
Li₂CO₃
Preferred Alternate
H₂O
Steam Evaporation to Concentration Ratio of 25
Na₂CO₃
Li₂CO₃ Precipitation, Filter, and Dry
Li₂CO₃ Product

Figure 3. Block Flow Diagram of Salar Evaporation of Rincon Brine and Li_2CO_3 Precipitation (Lime-Soda Process)

ADMIRALTY RESOURCES



Bulman

- MLN's726 and 727 (Marumba) form the Bulman Zinc-Lead Project in Southern Arnhem Land, Northern Territory
- CRA estimated in 1950's that there was 375 000 tonnes @ 15% Zn and 2% Pb of mainly oxide material.
- The Bulman Leases and five nearby Zn-Pb occurrences historically were considered having potential for at least one million tonnes of at-surface and near-surface exploitable oxide and sulphide ore at greater than 10% combined zinc and lead

ADMIRALTY RESOURCES



Bulman Location



Nhulunbuy
Darwin.
Bulman
Katherine.
McArthur River.
MLN 726 & 727.
Nhulunby Road.
Bulman.
Wilton River
Moonlight Mining NL

ADMIRALTY RESOURCES



Mistake Creek


WADEYE
Darwin.
Katherine.
Kununurra.
Timber Creek.
WYNDHAM
Sorby Hills
KUNUNURRA
TIMBER CREEK
LAKE ARGYLE VILLAGE
YARRALIN
Bow River
Argyle
Kajeena Mining Company.
Mistake Creek Project.
TURKEY CREEK
DAGURAGU
KALKARINDJI
POLICE STATION
Panton
HALLS CREEK
Koongie Park
LAJAMANU
Kajeena Mining Company
Mistake Creek.
Tenement Location.
-15 °
-16 °
-17 °
-18 °
-19 °
128 °
129 °
130 °

ADMIRALTY RESOURCES



Mistake Creek


Legend.
Target linear
Pb - Zn target.
Zn > 75 ppb.
Pb > 75 ppb.
Sample site.
Kajeena Mining Company
Mistake Creek.
Lead - zinc target zones.
Post 1986 stream sampling.

Capital Raising

- $1.5m working capital loan Perolin Investments
- $25m first tranch – Converting note
- Option conversion $17.5 million
- Non-exploration cash burn rate $600,000 per annum

ADMIRALTY RESOURCES



Focus for 2005

- Pilot Plant phase completed Rincon Salar – mini-scale production
- Better understanding Geology Mistake Creek
- Delination of exploration areas at Bulman
- One other cashflow positive project – Iron-ore Chile?

ADMIRALTY RESOURCES



The End

Thank you,
we will now commence
the 2004 AGM

ADMIRALTY RESOURCES



ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Doc 44

14 December 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Chairman's Report

Fellow shareholders, I feel a great sense of excitement and purpose in my new role as Chairman of the Board of Directors of Admiralty Resources NL ("Company"). I believe your Board now has the focus and talent to maximise the value of the Company's assets.

Going forward, our three major strategic challenges are: to bring the Rincon Salar into production; acquire sufficient equity capital and or debt to develop our assets, and take an opportunistic stance towards new assets and joint venture opportunities. Achievement of these goals will allow us to increase revenue and the value of our shares.

Clearly, our stand out asset is the Rincon Salar. The board appreciates that this is the single most important asset we hold and hence is committed to commercialising it as soon as practical. Demand and prices for lithium chloride, lithium carbonate, potash and other commodities present continue to rise, providing the opportunity to gain significant profits. Your board is determined to commercialise this opportunity.

Proper evaluation of the asset is near completion and planning of the pilot plant is well underway. The General Manager of our wholly owned subsidiary, Argentina Diamonds NL, Chuck Zimmerman has worked tirelessly managing our Rincon Salar asset to understand its full potential for production. I thank Chuck and his team on behalf of the Board and shareholders for their efforts. The board is confident that the potential of the Rincon Salar will be quantified by Christmas 2004 enabling us to commence further testing work and construction of a pilot plant in early 2005.

During the 2004 financial year the Company achieved its commercial objectives.

These included:

- raising $1.68 million through an equity placement at 3.0 cents per share in May 2004, to retire debt, and increase working capital;

- renegotiating the Perolin loan to $1.5 million and subsequently drawing it down in October 2004.
- working with Intrepid International Finance Ltd to raise up to A$50 million in convertible note financing to develop the Rincon Salar and other projects.

The Rincon Salar – Steady Progress

As you may be aware from our website (www.adv.com.au) and previous annual reports the Rincon Salar is located in the North of Argentina in the JuJuy province. There are more than 50 salars or salt lakes in the region. The Rincon is well served from an infrastructure perspective which is a key factor. The 345KVa power line, the Romales gas pipeline and the Trans-Andean railway line are within seven kilometers and there is substantial subterranean fresh water from the three river systems located some 15km away. Subterranean water flow through the Salar has enabled 35,000 litres per hour to be pumped out with no impact on the static brine levels, implying we have adequate supply of brine. Some estimates have been as high as 3 billion litres of total resource but we are yet to determine the depth of the brine past 60 metres. When our roads are put in this year, tests that will be conducted soon will confirm these numbers.

The Rincon Salar phase chemistry analysis was commenced in May 2004 by Hazen Research and the final report received in October 2004. Numerous simulated evaporation tests were conducted and 99.5% pure lithium carbonate was produced in the laboratory after the addition of reagents to remove the remaining magnesium using the traditional methods of other suppliers. Weather stations will be put in shortly to determine the best aspect for the location of the evaporation ponds.

Parallel to this study, work has been conducted at the University of Salta on refinements and alternative approaches to magnesium removal that will yield possibly higher profits from lower costs of reagents. Our General Manager is currently negotiating with contractors to excavate a series of evaporation ponds at the Rincon Salar into which the brine will be pumped, at each stage of the evaporation process. The Board has decided to excavate the first ponds (about 30cm - 50 cm deep) in a pilot program up to one square kilometer on a scale which will enable a reasonable yield to be harvested. We have the flexibility to alter the design of subsequent ponds if required. It is anticipated that the first "crop of brine" to be concentrated will be available by August 2005. (It takes approximately 6-9 months for the evaporation process depending on weather conditions.)

Based on evidence I gathered from my recent trips to Argentina in May and October 2004, when I visited the Rincon Salar and subsequent research and discussions with experts in the USA, I believe that commercial extraction of lithium, potassium, boron, and possibly other rare elements is readily achievable. The prices of these elements are very attractive with lithium chloride selling at spot for more than USD 3,500 per tonne, muriate of potash at USD 150 per tonne and borates at more than USD 1,000 per tonne. I will be able to inform shareholders and the market of the annual resource estimates in commercial terms and the consequent net asset backing of our shares once they come to hand from our experts report due before Christmas this year.

Funding the development of the Rincon Salar and other Projects – Converting Note Issue

The board of Admiralty Resources has conducted preliminary marketing to test the appetite for non-Australian investors to purchase our converting notes. There appears to be substantial

interest in these notes from both Asian and New Zealand investors. It is intended that the notes will raise between A$10 million and A$50 million.

The board has developed a detailed expenditure and earnings model which defines the expected revenue when the capital raised from the sale of the converting notes is applied. The model conservatively demonstrates that earnings per share may potentially be 1c per share for the year ended 30 June 2005, 6c per share for the year ended 30 June 2006 and 20c per share thereafter. After evaluation, the Board is confident that the Company is best able to commercialise this impressive brine resource using the proceeds of the converting note issue. The accepting of a joint venture partner, an equity partner or a project finance partner are considered to be inferior alternatives in terms of maximizing the value of the company to existing shareholders.

Iron Ore Project – Chile

We have investigated a number of iron ore prospects in Chile on the basis that we have strong demand from iron ore buyers. The alluvial prospects in Chile are attractive as a near term cashflow proposition. Negotiations on the logistics required to enable delivery of the iron ore are progressing favourably. Iron ore currently sells for about $50-$60 per tonne CIF China depending on the specification. At contribution margins of A$8 - $12 per tonne, export of 1 million tonnes per annum would yield a cashflow of $10 million per annum. We are actively seeking reserves typically between 3 and 30 million tonnes.

Pykes Hill - WA

Negotiations were successful with Cougar Metals NL to acquire an option over the Company's Pyke's Hill Nickel deposit. Couger have an eighteen month period to decide whether to mine the prospect. Admiralty can receive up to $100,000 if this option is exercised and a substantial on-going royalty from mining revenues.

Bulman - NT

Negotiations are progressing with the Traditional Land Owners at Bulman, to procure further exploration ground. An ongoing work program on Admiralty's granted mining leases encourages the board to continue the formal process of acquiring this extra ground so as to determine the extent of the Oxide Zinc and Lead resource. It is expected that further reconnaissance work in the area will continue whilst negotiations take place.

Mistake Creek - NT

Geological interpretation work continues on the Mistake Creek tenements that Admiralty holds an option over. Field work is scheduled to be carried out in the final quarter of this year to assess the potential of the tenement for gold, diamonds and barite.

NILNAV Orthopaedics Investment

During the year NILNAV assisted NeuMedix Pty Ltd in its global rollout of the NeuMedix branded One Cut system. Demonstrations of the system were done in hospitals in Australia, Poland and Singapore. Advanced negotiations have taken place with a number of large organisations on a global basis and regionally in Malaysia, Thailand, Singapore, and Poland.

A European launch is expected late in 2004. Many surgeons have been trained in the procedure and it is gathering momentum. NILNAV has enhanced the lollipop device with two version upgrades as a result of work done using the system in the USA.

Potential share buy- back

The board believes that a portion of the proceeds from the converting note issue should be used to finance a share buy back to the extent of $2-5 million. This resolution will be put to share holders at the upcoming AGM.

Corporate Strategy and Governance

In an effort to diversify the company's earnings potential, low cost, potentially high return, assets that can add significant near term cash flow will also be considered after appropriate due diligence has been conducted. You will see in our section on governance in the annual report that we have taken a number of initiatives to improve our corporate governance.

Our company secretarial function has been upgraded with the appointment of Stephen Prior and moved to Melbourne. Our most recent director to join the Board, Anthony Dickson joined us in August 2004. Anthony brings to the board vast commercial and legal expertise and has already made a substantial contribution to the analysis of the financing options for our most important project, the Rincon Salar. We warmly welcome him to the Board. The combination of geological and post graduate marketing qualifications and experience, and Shane Mulcahy having chemical processing qualifications and expertise rounds out I believe, an exceptionally well credentialed team who can and will deliver on their objectives.

I would like to thank our shareholders for their continuing support.

Yours sincerely,

Phillip Thomas
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ASX Company Announcement

ADMIRALTY RESOURCES

Admiralty Resources NL
ACN 010 195 972

Level 6, 150 Queen Street
Melbourne VIC 3000

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[w] www.ady.com.au

Monday, December 13, 2004

Doc. 45

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Annual General Meeting - Admiralty Resources NL

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

1 To receive the financial report

Votes where the proxy directed to vote 'for' the motion	130,835,054
Votes where the proxy was directed to vote 'against' the motion	6,918
Votes where the proxy may exercise a discretion how to vote	39,718,156

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 3,697,064

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

2 To elect Mr Shane Mulcahy as a director

Votes where the proxy directed to vote 'for' the motion	135,341,120
Votes where the proxy was directed to vote 'against' the motion	3,922,855
Votes where the proxy may exercise a discretion how to vote	34,991,092

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,125

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

3 To elect Mr Anthony Dickson as a director

Votes where the proxy directed to vote 'for' the motion	135,546,120
Votes where the proxy was directed to vote 'against' the motion	3,712,855
Votes where the proxy may exercise a discretion how to vote	34,996,092
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,125

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

4 To approve directors fees

Votes where the proxy directed to vote 'for' the motion	126,759,683
Votes where the proxy was directed to vote 'against' the motion	9,980,938
Votes where the proxy may exercise a discretion how to vote	35,463,652
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,052,919

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

5 Ratification of Placement

Votes where the proxy directed to vote 'for' the motion	138,896,909

Votes where the proxy was directed to vote 'against' the motion	93,793
Votes where the proxy may exercise a discretion how to vote	1,089,739

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 275,338

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

6 Convertible Note Issue

Votes where the proxy directed to vote 'for' the motion	138,405,784
Votes where the proxy was directed to vote 'against' the motion	714,918
Votes where the proxy may exercise a discretion how to vote	1,089,739

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 145,338

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

7 Issue of Options to MTM Holdings (Australia) Pty Ltd

Votes where the proxy directed to vote 'for' the motion	77,131,603
Votes where the proxy was directed to vote 'against' the motion	4,550,980
Votes where the proxy may exercise a discretion how to vote	1,089,739

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 78,315

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

8 Approval of On-Market Buy-Back

Votes where the proxy directed to vote 'for' the motion	138,379,685
Votes where the proxy was directed to vote 'against' the motion	621,916
Votes where the proxy may exercise a discretion how to vote	34,983,591

In addition, the number of votes where the proxy was directed
to abstain from voting on the motion was 272,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Dated this 10th day of December 2004

Yours faithfully

Phillip Thomas
Executive Chairman / CEO
Admiralty Resources NL

[t] +61-3-9642 3535
[f] +61-3-9670 8965
[e] pthomas@ady.com.au

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia
tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

Admiralty Resources NL

Doc 46.

10 December 2004

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Preliminary Results of Annual General Meeting

Admiralty Resources NL is pleased to announce that at the Annual General Meeting held earlier today all resolutions put to the meeting were carried.

Full details of the carriage of the resolutions will be announced on Monday 13 December 2004.

Phillip Thomas

Phillip Thomas
Chief Executive Officer

Admiralty Resources NL

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
GPO Box 517, Melbourne VIC 3001, Australia
tel +613 96423535
fax ++613 96708965
e-mail admiralty@ady.com.au
website www.ady.com.au

Doc 47

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Members of Admiralty Resources NL (ACN 010195972) ("**Company**") is to be held in the Macquarie Room, Level 5, at the Sheraton on the Park, 161 Elizabeth Street, Sydney NSW on Friday, 10 December 2004 at 10.00am (Sydney time).

AGENDA

Ordinary Business

1. To receive the financial report

To receive and consider the reports of the directors and the auditor and the Financial Report of the Company for the year ended 30 June 2004.

2. To elect a director – Mr. Shane Mulcahy

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"To elect as a director Mr. Shane Mulcahy, who retires by rotation in accordance with Article 40.1 of the Company's constitution and who is eligible for re-election."

3. To elect a director – Mr. Anthony Dickson

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"To elect Mr. Anthony Dickson as a director, who was appointed to the board since the last general meeting, in accordance with Article 38.1 of the Company's constitution."

4. To approve directors fees

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

"That the maximum total directors' fees payable to all non-executive directors in aggregate per annum be set at A$250,000".

In accordance with the listing rules of the Australian Stock Exchange Limited ("**ASX listing Rules**"), the Company will disregard any votes cast on Resolution 4 by the directors of the Company and any person associated with the directors. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business

5. Ratification of placement

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the Company approve and ratify the issue of 56,000,000 fully paid ordinary shares in the capital of the Company issued between 22 March and 1 April 2004 at a price of A$0.03 each for shares issued to clients of WFI Securities Limited to raise A$1.68 million."

Please note the following information:

(a) The number of securities allotted were 56,000,000 fully paid ordinary shares;

(b) The price at which the securities were issued was A$0.03 per share;

(c) The allottees of the issue were clients of WFI Securities Limited; and

(d) The funds raised were for the purposes of retirement of $750,000 of debt and working capital.

In accordance with ASX listing Rules, the Company will disregard any votes cast on Resolution 5 by any of the allottees and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. Convertible note issue

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, pursuant to and in accordance with Listing Rule 11.1 and 7.1 of the ASX Listing Rules and for all other purposes, the directors of the Company be hereby authorised to enter into an agreement with Intrepid International

Finance Ltd ("**Intrepid Finance**"), to issue up to A$50 million in two year converting notes that will convert to shares at the end of two years ("**Notes**")."

The salient terms of the Note issue are set out below, and in the explanatory notes, attached to this notice ("**Explanatory Notes**").

Please note that:

a. The Company is required to seek the approval of the Company's shareholders in accordance with listing rule 11.1.2 and listing rule 7.1 to complete the issue;

b. The Company and Intrepid Finance are not related parties as defined in the Corporations Act 2001 (Cth) (the "Act");

c. The maximum number of Notes to be issued is 5,000,000;

d. The date on which the Notes will be issued is on or after 13 December 2004;

e. The Company will receive the first instalment for payment on the Notes on the completion date and the final instalment will be deferred for a period of two years;

f. The Notes will only be issued to non-Australian residents;

g. Intrepid Finance will not transfer the Notes to Australian residents;

h. Intrepid Finance will receive interest on the first instalment amount for a fixed period of two years at the rate of 7.25% pa;

i. The terms of the Notes will require the Company to pay the holders of Notes a floating rate coupon calculated by reference to dividends paid on ordinary shares;

j. Intrepid Finance will supplement the floating rate coupon obligation by paying the holders of the Notes a fixed rate of interest of 6.5% per annum (although documentation currently provides 3% per annum) on the paid up amount of the purchase price on the Notes.

In accordance with ASX listing Rules, the Company will disregard any votes cast on Resolution 6 by any person who may participate in the proposed Note issue and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. Issue of Options to MTM Holdings (Australia) Pty Ltd

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, pursuant to and in accordance with Listing Rule 7.1 of the ASX Listing Rules, and for all other purposes, the directors of the Company be hereby authorised to issue 175,000,000 options for a consideration of A$0.00025 per share totalling A$43,750 (the "**Options**") to MTM Holdings (Australia) Pty Ltd ("**Allottee**") exercisable at ten cents (A$0.10) on or before [30 November 2007] to acquire ordinary shares in the capital of the Company."

The terms of the allotment are set out below:

(a) The maximum number of Options to be issued in 175,000,000;

(b) The Options are to be issued to the Allottee;

(c) The issue of the Options is intended to be made on the basis that neither the offer nor the issue requires a disclosure document for the purposes of the Act;

(d) The Options will be issued for a consideration of A$0..00025 per Option raising a total of A$43,750;

(e) The Options shall be issued as soon as possible from the date of the meeting and, in any event, no later than three (3) months from the date of this meeting;

(f) The funds raised from the issue of the Options will be used for working capital and may be used for the commercialisation of the Rincon Salar project and other projects;

(g) The Options will have the following terms:

i. The Options will expire on 30 November 2007 ("**Expiry Date**") unless exercised earlier;

ii. The Options will be transferable in whole or in part, subject to the provisions of the Constitution of the Company and the ASX Listing Rules;

iii. The Options may be exercised at any time wholly or in part, by delivering a duly completed form of notice of exercise together with confirmation of electronic funds payment or a bank cheque for the exercise price of A$0.10 each to the Company at any time prior to Expiry Date;

iv. Upon the valid exercise of the Options and payment of the exercise price, the Company will issue fully paid ordinary shares ranking pari passu with the Company's ordinary shares;

v. Holders of the Options will be permitted to participate in new issues of securities of the company on the prior exercise of the Options, in which case the holders of the Options will be afforded the period of at least 10 business days notice prior to

and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options;

vi. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company:

1. the number of Options, the exercise price of the Options or both will be reconstructed (as appropriate) in a manner consistent with the ASX Listing Rules, but with the intention that such reconstruction will not result in any benefits being conferred on the holders of the Options which are not conferred on shareholders; and

2. subject to the provisions with respect to rounding of entitlements as approved and resolved by a meeting of shareholders approving a reconstruction of capital, in all other respects the terms for the exercise of the Options will remain unchanged,

vii. The Company does not intend to apply for listing of the Options on the ASX, however it is anticipated that the shares issued upon exercise of the Options will be listed on the ASX;

viii. The Company will disregard any votes cast on this resolution by:

1. the Allottee; and

2. any "Associate" of the Allottee,

However, the Company need not disregard a vote if:

3. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

4. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

8. Resolution - approval of on-market share buy-back

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, in accordance with section 257C(1) of the Corporations Act and for all other purposes, the shareholders of the Company hereby approve and authorise the Company to buy-back up to a maximum of 15% of the fully paid ordinary shares in the capital of the Company over a six month period commencing 1 January 2005 on terms summarised in the accompanying Explanatory Notes."

Explanatory Notes

These Explanatory Notes should be read in conjunction with the accompanying notice of meeting of Admiralty Resources NL (ACN 010 195 972) (the "**Company**").

Item 2 – To elect a director – Shane Mulcahy

Shane is CEO of Nilnav Orthopaedics Pty Ltd, a company in which the Company holds a strategic investment. He is also the longest serving director of the current board.

Shane brings to the board experience in a range of topics the board has to deal with including geochemistry, prospect evaluation and capital raising. He has qualifications in the Securities industry and an Associate Diploma in Applied Chemistry.

All of the directors, other than Mr Mulcahy, recommend that shareholders vote in favour of the resolution.

Item 3 – To elect a director – Anthony Dickson

Anthony joined the board after Frank Edge announced his resignation in August 2004.

Anthony has substantial finance and legal expertise. He successfully designed and implemented substantial project finance and structured finance transactions involving Australian, United Kingdom, United States and New Zealand organisations. Most recently, he was engaged by Ernst & Young Australia for four years as Principal where he designed and successfully executed numerous large transactions for his clients. Anthony has been employed by two international banks designing and implementing structured finance transactions and as senior tax counsel. He has focused in recent years on significant capital raisings involving Australia, the United Kingdom, the United States and New Zealand and structured financing transactions to commercialise international intellectual property.

Anthony has completed postgraduate legal studies at the University of Sydney gaining a Master of Laws degree and was engaged as a tutor of Australian tax studies in the Institute of Chartered Accountants in Australia. Anthony is a Chartered Accountant and is a barrister of the Supreme Court of New South Wales (non practising).

All of the directors, other than Mr Dickson, recommend that shareholders vote in favour of the resolution.

Item 4 - To approve director's fees for non-executive directors

The Company has not previously put to members a proposal for remuneration of non-executive directors. As noted in the annual report, your non-executive Directors have not received any director's remuneration for services provided in FY 2004, which has enabled the Company to maximise the use of its allowable cash reserves in building shareholder value.

With the increase in time and effort required to comply with corporate governance, and the size of the task the board is facing commercialising the Rincon Salar and other projects, it is felt that an appropriate level of remuneration should be set. This level of remuneration reflects the size of the commercialisation of our key projects and the skill and expertise of the current three directors and any future directors.

Your board intends to initially set the remuneration at A$36,000 per annum for each non-executive director and in addition put into place at a future date an options or performance rights programme. The resolution therefore seeks approval for aggregate remuneration for non-executive directors (all-combined) totalling A$250,000 per annum. This will allow the projected fees to be paid for up to five non-executive directors at the outset and will allow for an expansion of the board should this become possible and desirable, and small future increases in their remuneration.

Item 6 - Convertible Note Issue

The Resolution seeks authority to enter into an agreement with Intrepid Finance International Limited ("Intrepid Finance"), subject to any shareholder approvals required, for the issue of unsecured floating rate two year converting debentures (the "**Notes**"). The Notes will:

(a) Have an AUD denominated face value of A$10 payable in two instalments.

(b) Have a fixed conversion into 100 ordinary shares per Note.

(c) Incorporate a put option requiring the Company to acquire the ordinary shares issued on conversion.

(d) Pay a floating rate coupon calculated by reference to dividends paid on ordinary shares, multiplied by 100.

(e) Not be transferable to residents of Australia or by residents of New Zealand.

(f) Be issued within three months of the AGM.

The Company will pay Intrepid Finance a fixed rate of interest at the rate of 7.25% per annum on the first instalment. Intrepid Finance will supplement the floating rate coupon payable under the Notes to the holders of Notes by the Company, with a fixed rate interest payment of 6.5% per annum although documents currently provide 3% per annum.

The Company will apply the proceeds of the first instalment received from Intrepid Finance to fund the on market buy back proposed as Resolution 5, if passed, and to any other extent in exploiting the Rincon Salar in Argentina. The balance will be applied to other projects.

The maximum amount raised will be A$50 million.

Item 8 - Resolution - approval of on-market share Buy-Back

On-Market Share Buy-Back

The Resolution seeks shareholder approval for the implementation of an on-market share buyback over a six month period commencing 1 January 2005 ("**Buy-Back**"). The proposed on market share buy-back will result in the Company exceeding the 10/12 limit imposed by section 257B(4) of the Corporations Act. Pursuant to section 257(C)1 of the Corporations Act, the Company is required to seek shareholder approval for the implementation of the proposed on-market share buy-back by ordinary resolution.

Disclosure of relevant information

In accordance with section 257C(2) of the Corporations Act, paragraph 45 of ASIC Policy Statement 110 and Listing Rule 7.20, the following details set out all the information known to the Company that is material to a shareholder's decision whether to approve the proposed Buy-Back.

(a) Particulars of Shares on Issue

The number of shares on issue before and after the proposed Buy-Back and the percentage of shares to be bought back by the Company are set out in the table below.

Class of share	Number of shares on issue	Maximum number of shares to be bought back	Maximum percentage of shares to be bought back	Minimum number of shares on issue post Buy-Back
Fully Paid ordinary	450,342,630	66,000,000	15.0%	385,342,630

(b) The Consideration

Under the proposed Buy-Back, the Company will purchase a maximum of 66,000,000 shares at the prevailing daily market price of the shares. ASX Listing Rule 7.33 restricts a company that is buying back its shares under an on-market share buy-back, to a price which is not more than 5% above the average of the market price for the shares, with the average market price calculated over the previous five days on which sales in the shares were recorded before the day on which the purchase under the buy-back was made. Assuming the average market price paid under the Buy-Back of the shares is A$0.05, the total consideration payable by the Company would be A$3,300,000.

(c) Reason for the Buy-Back

The Company desires to implement a capital management programme that will deliver a concentration of wealth to shareholders by reducing the number of shares on issue in the capital of the Company. By balancing the costs of the proposed convertible note issue against the cost of the buy-back, the Company will endeavour to achieve a lower weighted average cost of capital ("**WACC**")

(d) Interests of directors in Buy-Back

No directors or a related party of any directors will have an interest in any shares to be bought back by the Company under the Buy-Back.

(e) Financial effect of the Buy-Back on the Company

The reduction in the cash reserves of the Company will be dependent on the prevailing status of the market and the average of the market price paid for shares over the maximum 6 month Buy-Back period.

(f) Source of Funds for the Buy-Back

The Buy-Back will be funded from the Company's convertible note issue of up to A$50.0 million.

(g) Date of commencement of Buy-Back and duration

The Buy-Back will commence on or about 4 January 2005 and will continue for a maximum period of 6 months.

(h) Effect the Buy Back will have on the control of the Company

The Buy-Back will not have any material effect on the control of the Company.

(i) Advantages and disadvantages of approving the Buy-Back

If the implementation of the Buy-Back is approved by shareholders at the meeting, the directors consider that the Buy-Back will:

(i) not adversely affect the operations of the Company; and

(ii) be unlikely to materially prejudice the interests of the creditors or shareholders of the Company (or any class of those creditors or shareholders) or significantly affect the solvency of the Company. The directors believe that there are no material disadvantages of approving the Buy-Back. The advantage of approving the Buy-Back is there will be a concentration of wealth of shareholders by reducing the number of shares on issue in the capital of the Company and potentially a lower WACC.

(j) Directors recommendation

The directors recommend that shareholders approve the Resolution for the reasons set out above.

(k) Audited financial statements

The Company's latest set of audited financial statements for the year ended 30 June 2004 were sent to shareholders on 1 November 2004.

(l) Current share price

The Company's share price at close of trading on ASX on the business day prior to the date of this notice of meeting was A$0.033.

ADMIRALTY RESOURCES

Admiralty Resources NL

acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
GPO Box 517, Melbourne VIC 3001, Australia
tel +613 96423535
fax ++613 96708965
e-mail admiralty@adv.com.au

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING

This notice is an addendum to the notice of meeting sent to shareholders of Admiralty Resources NL (ACN 010195972) ("**Company**") on 8 November 2004 in respect of the Annual General Meeting of Members of the Company to be held at the Sheraton on the Park, Macquarie Room, Level 5, 161 Elizabeth Street, Sydney NSW on 10 December 2004 at 10.00am (Sydney time).

Converting note issue

As set out in the notice of meeting the following resolution is proposed to be passed by special resolution:

"That, pursuant to and in accordance with Listing Rule 11.1 and 7.1 of the ASX Listing Rules and for all other purposes, the directors of the Company be hereby authorised to enter into an agreement with Intrepid Finance International Ltd ("**Intrepid Finance**"), to issue up to A$50 million in two year converting notes that will convert to shares at the end of two years ("**Notes**")."

1. Further explanation on the structure of the Notes

The Notes have the characteristics of a loan in that there is an interest rate of 7.25% pa payable by the Company. Interest is payable only on the amount of the first instalment. On maturity of the Notes, rather than the Company just repaying the amount outstanding, there is an opportunity for the Company to issue more shares, (a maximum of 500 million shares on receipt of a total of $50 million in funds) and thus not have to repay the full value of the Notes. This is an attractive part of the Note facility.

The Notes will initially be issued to Intrepid Finance under the terms of the Subscription Agreement. Intrepid Finance will immediately transfer the Notes on the same terms to investors resident outside Australia ("**Noteholders**"). Australian investors and Admiralty Resources share holders can not participate in the Note sale by Intrepid Finance. The Appendix to this Addendum provides a diagram illustrating the structure of the Notes.

As discussed in Item 6 of the Explanatory Notes to the Agenda, the face value of the Notes will be A$10 payable in two instalments. The first instalment payable on issue, will be 51% of the face value ($10) or the A$ equivalent of

current share price by a factor of 10, whichever is the greater. For example, if the prevailing share market price at the time of issuance is 25 cents per share, the first instalment will be A$5.10. However, should the share price be 65 cents per share, the first instalment will be A$6.50 because the share price is the greater amount. The Company will receive the first instalment amount on issue of the Notes.

The final instalment will be the difference between the first instalment and the face value of the Notes and will be due and payable on the second anniversary of the completion date. Noteholders will be required to make the final instalment payment (whether or not it is economic to do so, given the price at which the shares are trading). In the event that a Noteholder does not make the final payment, the investment will be forfeited. The Company is therefore not exposed to Noteholder insolvency or settlement risk.

In all other circumstances, the Notes will convert into a fixed number of ordinary shares, calculated on issue of the note. Section 3 of this Addendum discusses the effect of conversion on the Company's share structure.

Intrepid Finance will pay the final instalment to the Company. Intrepid Finance will hold the final instalment on trust for the Company. This will ensure the Final Instalment is not exposed to credit and insolvency risk in relation to Intrepid Finance.

Interest payments will be made over the 24 month term of the Notes. The interest rate to be paid in respect of the first instalment of the Notes is as follows:

(a) The Company will pay interest at a fixed rate of 7.25% per annum to Intrepid Finance; and

(b) Intrepid Finance will pay interest at a fixed rate of 6.5% per annum to holders to whom the Notes are on sold by Intrepid Finance; and

(c) The Company will pay interest at a floating rate (linked to the amount of any dividends declared in respect of the ordinary shares of the Company) to the holders of the Notes. No interest is payable by the Company to the holders of the Notes if no dividends are declared by the Company.

Following conversion of the Notes to Shares, the Noteholder may choose to continue its investment in the Company as an ordinary shareholder or to exercise the rights conferred under the put option and sell the ordinary shares back to the Company for an amount equivalent to the face value.

The Company must have sufficient funds or other arrangements in place at the second anniversary of the note issue to ensure that it can fund the purchase of the shares put to the Company and will not be spending any of the funds received from the payment of the second instalment until the total number of shares to be put to the Company is known. If the share price on the date of the second instalment is higher than 10 cents per share no shares are expected to be put to the Company.

The Company intends to monitor the situation closely prior to the second instalment date and will have a facility for payment of the put option if required.

2. **Purpose of funds raised**

The funding for our projects will come from the Note Issue. The Company has four key projects being the Rincon Salar Lithium, Potash and Boron salt lake deposit in Argentina, the Mistake Creek gold/diamond/barite project and the Bulman Lead and Zinc Oxide deposit in the Northern Territory and a possible iron ore deposit in Chile. If Intrepid Finance raise $25 million, which is the maximum amount available from the first instalment, the priority for expenditure is:

1.	Rincon Salar	$6 million
2.	Share Buy back	$5 million
3.	Chile Iron Ore Project	$6.5 million
4.	Mistake Creek	$1 million
5.	Bulman	$0.5 million
6.	Rincon Salar Phase II	$6 million

In the event that we receive $10 million from the sale of Notes or a lesser amount, the funds will be spread across the first four project items listed above, with priority for the Rincon Salar until further funding is received. Subject to further negotiations and due diligence the iron ore project expenditure will be more accurately determined when we know the funds are available. In the event that we do not proceed with the Iron Ore project, then this amount of $6.5m will be allocated to the other projects, most notably the Rincon Salar project.

Our press release on the 18 August 2004 noted that

"Chilean Iron Ore Projects
The Board of Admiralty Resources are arranging for their Argentinean based Consultant Geologist, Charles Zimmerman to complete due diligence on up to four new iron prospects that have been offered to Admiralty. This due diligence follows on from the initial data analysed by Admiralty's Australian consultant geologist and subsequently reported to the Board.

In the event that the four Chilean iron ore prospects are deemed to be economically viable, the Board will finalise negotiations with the vendor.

The Board has completed its preliminary due diligence on the El Tofo prospect, north of La Serena, Chile. The lumps alluvial deposit was estimated to be about 1 million tonnes, with a 20%-30% recovery at surface level. The extent of the ore fines has not been as yet finally estimated. The Board has decided that it will endeavour to acquire other iron deposits before it enters a joint venture arrangement to mine the El Tofo deposit to ensure it can secure large takeoff contracts of between 200,000 and 400,000 tonnes per annum with iron and steel manufacturers."

Share Buy-Back

Subject to AGM approval up to $5.0 million will be spent to acquire up to 15% of the capital of the shares in the Company. It is our intention to complete this buyback to manage our capital and to ensure the possible issue of shares at a later date has less of a dilution impact on existing shareholders.

Rincon Salar

The major tasks that are required to be funded to get the deposit into pilot production in phase one are:

Infrastructure	
Highway upgrade	$250,000
20 km of roads through the Rincon Salar	$350,000
Purchase and Installation of weather stations,	
Water access through boreholes and tanks,	
Power takeoff facility to 440V 3 phase	$200,000
Upgrading storage, new administration block	$175,000
Computer/testing facilities	$100,000
Security fences and alarms, personnel	$100,000
Data Collection Phase	
Drilling and core sampling	$300,000
Isotope testing and mapping	$500,000
Porosity, flow and geohydrological data	$200,000
Pilot Phase Chemistry	
Construction of Pilot Ponds	$750,000
Phase chemistry pilot plant	$1,000,000
Lining pilot ponds – polyethylene etc	800,000
Salt moving equipment, pumps, filters,	
pipes, chemical management equipment	$250,000
Salt fractionation pilot plant	$500,000
	Total $5,475,000

Once the Rincon Salar is producing at pilot plant stage efficiently, we will allocate up to another $6,000,000 to build a commercial plant which includes several evaporation ponds, crystal separation and membrane equipment, hoppers and loading equipment. This plant may be constructed in two locations Salta and the Rincon Salar in Argentina.

A further $5,000,000 will be spent setting up a boron and potash plant if the results from the pilot plant are encouraging.

Iron Ore Projects
The Iron ore projects we are currently completing due diligence on will require an initial amount to purchase or rent the iron ore tenements. We intend to allocate up to $10 million to acquire these. Shareholders will be kept informed of the status of this project as we pass each stage of development.

Mistake Creek
The agreement we have with Kajeena Mining NL commits us to spend $72,000 by 13 December 2005, and in the next two years $700,000 to earn a 70% interest in the deposit. To date, we have budgeted about $100,000 until the rainy season finishes. The $800,000 required to get to the next stage of development will be paid from this fund raising.

Bulman
The Bulman deposit requires about $500,000 to get to the stage of identifying and calculating the proven resource. However, we have negotiations to complete with the traditional owners and so this will need to be finalised before work commences.

Other projects
We have a number of interesting prospects in precious and base metals that we may chose to exploit with the available surplus capital, should we be successful raising the maximum amount.

3. **Explanation of effect on share structure**

Pursuant to the terms of the Notes, each Note will convert into 100 ordinary shares of the Company (subject to any adjustments necessary in accordance with the terms of the Notes) on the date falling on the second anniversary of the date on which the Notes were issued.

Early Redemption

The Note Deed Poll allows the Company to redeem all (but not some) of the Notes early on the occurrence of certain events (including, but not limited to a change of law).

The following table sets out the effect of the conversion as reflected against the current ordinary shares on issue by the Company.

Number of ordinary shares currently on issue	450,342,630
Ordinary shares issued on conversion of Notes	500,000,000
Total number of ordinary shares after conversion assuming no other changes to share structure and no share buy-back:	950,342,630

It should also be noted that the terms of the Notes provide a right for a holder of a Note, once conversion into ordinary shares occurs, to put the ordinary shares to the Company. The Company will be under a contractual obligation (subject to the Company complying with all relevant laws and ASX listing rules) to buy-back any shares in respect of which a holder exercises this put option right.

Ratification of placement - ordinary share issue

As set out in the notice of meeting the following resolution is proposed to be passed by special resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the Company approve and ratify the issue of 56,000,000 fully paid ordinary shares in the capital of the Company issued between 22 March and 1 April 2004 at a price of A$0.03 each for shares issued to clients of WFI Securities Limited to raise A$1.68 million."

1. Detail of allottees

The following table sets out the names of allottees to which the above shares were issued:

Name of allottee	Number of shares
Andrew Petrie	300,000
Bo Chu Wong	2,000,000
Christopher Lindsay Bollam	300,000
De Min Zhang	3,333,333
Denise Monk	700,000
Derek Beresford	1,000,000
Frank Gangemi	1,150,000
Guido Pedri	1,500,000
Hongbiao Fu	3,600,000
Jie Ying Situ	3,000,000
Joe Radici	300,000
Lay Kee Tay	7,600,000
Mei Feng Xu	5,000,000
Michael Ashton	300,000
Michael Santi	1,300,000
Mick Dosanjh	4,000,000
Peter Yu	6,000,000
Phillip Harris	400,000
Pok Chi Ng	3,600,000
Pok Chi Ng	1,680,000
Richard Boyer	350,000
Robert Goff	650,000
Rosalie Rothlin	330,000
Rosemarie Bernal Soh	350,000
Russel Harris	400,000
WHI Securities Limited	2,306,667
Yu-Hsiang Huang	5,600,000

Approval of directors' fees

As set out in the notice of meeting the following resolution is proposed to be passed by ordinary resolution:

"That the maximum total directors' fees payable to all non-executive directors in aggregate per annum be set at A$250,000"

1. **Restatement of resolution**

   Please note that the proposed resolution is restated as follows:

   "That, pursuant to and in accordance with Listing Rule 10.17, the maximum total directors' fees payable to all non-executive directors in aggregate per annum be set at A$250,000".

2. **Further detail**

   Please note that as the non-executive directors of the Company have not received any remuneration for their services in the 2004 financial year, the maximum increase in non-executive directors' fees is A$250,000.

Approval of on-market share buy-back

As set out in the notice of meeting the following resolution is proposed to be passed by special resolution:

"That, in accordance with section 257C(1) of the Corporations Act and for all other purposes, the shareholders of the Company hereby approve and authorise the Company to buy-back up to a maximum of 15% of the fully paid ordinary shares in the capital of the Company over a six month period commencing 1 January 2005 on terms summarised in the accompanying Explanatory Notes."

1. **Share price**

   In the Explanatory Notes (attached to the notice of meeting) the current share price of the Company's shares is discussed. In addition to that information, the following table provides further information in respect of the Company's share price:

Time period	Share price high	Share price low
Last 3 months*	$0.033	$0.023
Last 12 months*	$0.037	$0.022

*Source: Computershare – Share Registry 12 November 2004

Appendix – Converting Note Structure Diagram



SHAREHOLDERS
Share Repurchase
Investment
ADMIRALTY RESOURCES NL
Returns
7.25%Interest
Notes
First Instalment
Floating Rate Coupons
FINANCIER (HK)
6.5% Interest
Notes
First Instalment
NON RESIDENT INVESTORS

Schedule 1 - Conditions to the Note Deed Poll

The following are the conditions which apply to each Note constituted by this deed. Definitions and interpretation provisions are set out in Condition 19 ("Interpretation").

1 Introduction

General

Each Note:

(a) is unsecured;

(b) is a Partly-Paid Note on the Issue Date, the partly paid amount being equal to the First Instalment;

(c) will Convert into shares on the Conversion Date as set out in Condition 7;

(d) has a Face Value and denomination of A$10;

(e) must be paid for by paying the First Instalment on the Issue Date;

(f) is transferable except by any person who is a resident of New Zealand or to any person resident in Australia;

(g) is denominated in Australian dollars.

2 Form

2.1 Constitution under Note Deed Poll

Notes are debt obligations of the Issuer constituted by, and owing under, the Note Deed Poll.

2.2 Form

Notes are issued in registered form by entry in the Register.

2.3 No certificates

No certificates will be issued to Holders unless the Issuer determines that certificates should be available or are required by any applicable law.

3 Status

3.1 Status

Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer.

3.2 Ranking

Notes rank equally among themselves and at least equally with all other unsubordinated and unsecured obligations of the Issuer, except for liabilities mandatorily preferred by law.

4 Title and transfer of Notes

4.1 Title

Title to Notes passes when details of the transfer are entered in the Register.

4.2 Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the Holder to pay all amounts in accordance with these Conditions; and

(b) an entitlement to the other benefits given to Holders under these Conditions in respect of the relevant Note.

4.3 Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note subject to correction for fraud or error.

4.4 Non-recognition of interests

Except as required by law, the Issuer and the Registrar must treat the person whose name is entered in the Register as the holder of a Note as the absolute owner of that Note. This Condition applies whether or not a Note is overdue and despite any notice of ownership, trust or interest in the Note.

4.5 Joint holders

Where two or more persons are entered in the Register as the joint holders of the Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Registrar is not bound to register more than four persons as joint holders of the Note.

4.6 Transfers and Encumbrances

Notes may be transferred in whole but not in part to any person not resident in Australia unless the Holder is a resident of New Zealand, in which case that Holder may not transfer its Notes and otherwise in accordance with schedule 4.

A Holder who is a resident of New Zealand may not grant an Encumbrance or allow an Encumbrance to exist over a Note held by that Holder.

4.7 Compliance with laws

Notes may only be transferred if:

(a) the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors under Part 6D.2 of the Corporations Act; and

(b) the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place and does not breach Condition 4.6.

4.8 Transfer procedures

Application for the transfer of Notes must be made by the lodgment of a transfer form with the Registrar. Transfer forms must be in the form available from the Registrar. Each transfer form must be:

(a) duly completed;

(b) accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c) signed by, or on behalf of, both the transferor and the transferee.

Transfers are registered without charge provided all applicable Taxes have been paid. The Registrar is not required to register any transfers in breach of Condition 4.6.

4.9 Effect of transfer

Upon registration and entry of the transferee in the Register the transferor ceases to be entitled to future benefits under these Conditions in respect of the transferred Notes and the transferee becomes so entitled in accordance with Condition 4.2 ("Effect of entries in Register").

5 Interest

5.1 Interest on Notes

Each Note bears interest from (and including) its Interest Commencement Date to (but excluding) its Conversion Date at the Interest Amount.

Interest is payable in arrear on each Interest Payment Date.

5.2 Interest Amount

The amount payable in respect of interest on each Interest Payment Date is the Interest Amount.

6 Conversion

6.1 Conversion Process

As long as the Final Instalment has been paid to the Issuer on or before the Conversion Date, the Conversion Process will occur on the Conversion Date as follows:

(a) the Issuer must redeem the Note for an amount equal to the Face Value and pay any accrued and unpaid interest; and

(b) the Issuer will apply the redemption proceeds for the issue to the Holder of 100 Shares for each Note which has been redeemed; and

(c) cause the Holder to be entered in the register of members of the Issuer.

7 Conversion adjustments

7.1 Adjustment following a bonus issue or a rights issue

(a) Subject to clause 7.1(b), if after the Issue Date the Issuer makes a pro-rata bonus issue or rights issue of Shares to Shareholders generally, the Conversion Number will be adjusted immediately in accordance with the following formula:

$$\mathbf{EN} = \mathbf{EN_o} \times \mathbf{P} \times \left[\frac{(\mathbf{RD}+\mathbf{RN})}{(\mathbf{RD}\times\mathbf{P})+(\mathbf{RN}\times\mathbf{A})}\right]$$

Where:

EN means the Conversion Number applying immediately after the application of this formula (rounded to the nearest four decimal places);

EN_o means 100;

P means the VWAP calculated in respect of the period from (and including) the first Business Day after the announcement of the bonus or rights issue to shareholders to (and including) the last Business Day of trading cum bonus or rights issue;

RN means the number of shares issued pursuant to the bonus issue or rights issue; and

RD means the number of shares on issue immediately prior to the issue of new shares pursuant to the bonus issue or rights issue.

A means, in the case of a bonus issue, zero and, in the case of a rights issue, the subscription price per new share.

(b) No adjustment to an Conversion Number will occur if, in the formula in clause 7.1(a), **A** exceeds **P**.

(c) Clause 7.1(a) does not apply to shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan or dividend reinvestment plan.

7.2 Adjustment following an off-market buyback

(a) Subject to clause 7.2(b) if the Issuer undertakes a buyback of shares that is an off-market buyback, the Conversion Number will be adjusted immediately in accordance with the following formula:

$$\mathbf{EN} = \mathbf{EN_o} \times \mathbf{P} \times \left[\frac{(\mathbf{BD}-\mathbf{BN})}{(\mathbf{BD}\times\mathbf{P})-(\mathbf{BN}\times\mathbf{A})}\right]$$

Where:

EN means the Conversion Number applying immediately after the application of this formula (rounded to the nearest four decimal places);

EN_0 means 100;

P means the VWAP calculated in respect of the period of 20 Business Days immediately prior to the announcement of the buyback to ASX;

A means the buyback price per Share;

BN means the number of Shares bought back pursuant to the buyback; and

BD means the number of Shares on issue immediately prior to the buyback.

(b) No adjustment to an Conversion Number will occur if, in the formula in clause 7.2(a), **P** exceeds (or is equal to) **A**.

7.3 Adjustments in the case of a reconstruction

If at any time there is a reconstruction of the shares (including any consolidation, subdivision, reduction or return) which is not dealt with under clauses 7.1 and 7.2 (inclusive), then (subject to no additional benefits being conferred on the Holder which are not conferred on shareholders), in accordance with the Listing Rules, either:

(a) the Conversion Number will be adjusted by the Issuer accordingly;

(b) the Notes will be reconstructed, consolidated, divided or reclassified by the Issuer on the same basis and the Face Value will be adjusted by the Issuer accordingly; or

(c) a combination of (a) and (b).

7.4 Ranking on Conversion

Shares issued upon Conversion shall rank pari passu with shares then on issue in all respects and have the benefit of all entitlements attaching to any shares issued at the same time.

7.5 Discretion in adjustments of Conversion mechanism

If any of the adjustment procedures set out in this clause 7 is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including for the reason that more than one adjustment procedure applies to a particular occurrence) and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the Notes and shares, the Issuer may make such alterations to the Conversion Number as the Directors reasonably consider appropriate or necessary to maintain that relativity.

8 Final Instalment, redemption and Share option

8.1 Final Instalment

If by the Conversion Date:

a Holder has not paid the Final Instalment in respect of a Note to the Financier; or

the Financier has not paid the Final Instalment in respect of a Note to the Issuer,

then the Issuer will have no further obligations to the Holder, including, without limitation, by way repayment of principal, interest or issue of Shares.

8.2 Early redemption for changes in law

The Issuer may redeem all (but not some) of the Notes in whole before their Maturity Date at the First Instalment and any interest accrued on it to (but excluding) the redemption date if the Issuer (in its sole discretion) determines that its financial position is adversely affected by a Change in Tax Law.

However, the Issuer may only do so if:

(a) the Issuer has given at least 15 days' (and no more than 60 days') notice to the Registrar, the Holders and any stock exchange or other relevant authority on which the Notes are listed; and

(b) before the Issuer gives the notice under paragraph (a), the Registrar has received:

(i) a certificate signed by two directors of the Issuer; and

(ii) an opinion of independent legal or tax advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that a change in Tax Law has occurred; and

(c) the proposed redemption date is an Interest Payment Date and no notice of redemption is given earlier than 60 days before the Interest Payment Date occurring immediately before the date on which the change in Tax Law has taken effect.

8.3 Option of Holders to put Shares

If following a Conversion a Holder wishes the Issuer to purchase all or some of the Shares which that Holder has received as a result of the Conversion Process, the Issuer must buy-back those Shares specified by the Holder at the amount equal to the Face Value divided by 100 and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a) the Holder has given at least 30 days' (and no more than 60 days') notice, to the Issuer and the Registrar by delivering to the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Registrar together with any evidence the Registrar may require to establish title of the Holder to the Note; and

(b) the notice referred to in paragraph (b) specifies an account in Australia to which the payment should be made or an address to where a cheque for payment should be sent; and

(c) the buy-back date is [ ]; and

(d) the Issuer has complied with all statutory and listing requirements.

8.4 Purchase

The Issuer may at any time purchase Notes in the open market or otherwise and at any price. If purchases are made by tender, tenders must be available to all Holders alike. Notes purchased under this Condition 8.4 may be held, resold or cancelled at the discretion of the purchaser and (if the Notes are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of any stock exchange or other relevant authority on which the Notes are listed.

9 Payments

9.1 Summary of payment provisions

Payments in respect of Notes must be made in accordance with Condition 9 ("Payments").

9.2 Payments subject to law

All payments are subject to applicable law, but without prejudice to the provisions of Condition 10 ("Taxation").

9.3 Payments on business days

If a payment is due on a day which is not a Business Day then the due date for payment is adjusted in accordance with the applicable Business Day Convention.

The Holder is not entitled to any additional payment in respect of that delay.

9.4 Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if a Holder receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual costs in connection with the conversion; and

(b) the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

9.5 Payment of principal

Payments of principal in respect of a Note will be made to each person registered at 10.00 am on the payment date as the holder of a Note.

9.6 Payment of interest

Payments of interest in respect of a Note will be made to each person registered at the close of business on the Record Date as the holder of that Note.

9.7 Payments to accounts

Payments in respect of Notes will be made:

(a) if the Notes are held in the Austraclear System, by crediting on the payment date, the amount due to:

   (i) the account of Austraclear (as the Holder) in the country of the currency in which the Note is denominated previously notified to the Issuer and the Registrar; or

   (ii) if requested by Austraclear, the accounts of the persons in whose Security Record (as defined in the Austraclear Regulations) a Note is recorded in the country of the currency in which the Note is denominated as previously notified by Austraclear to the Issuer and the Registrar in accordance with Austraclear Regulations; and

(b) if the Notes are not held in the Austraclear System, by crediting on the payment date, the amount then due under each Note to an account in Australia previously notified by the Holder to the Issuer and the Registrar.

9.8 Payments by cheque

If the Holder has not notified the Registrar of an account to which payments to it must be made by the close of business on the Record Date, payments in respect of the Note will be made by cheque sent by prepaid post on the Business Day immediately before the payment date, at the risk of the registered Holder, to the Holder (or to the first named joint holder of the Note) at its address appearing in the Register at the close of business on the Record Date. Cheques sent to the nominated address of a Holder are taken to have been received by the Holder on the payment date and, no further amount is payable by the Issuer in respect of the Notes as a result of the Holder not receiving payment on the due date.

10 Taxation

10.1 No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes, unless prohibited by law.

10.2 Withholding tax

Subject to Condition 10.3 ("Withholding tax exemptions"), if a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Holder would not actually receive on the due date the full amount provided for under the Notes, then:

(a) the Issuer agrees to deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b) if the amount deducted or withheld is in respect of Taxes imposed by a Relevant Tax Jurisdiction, the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this Condition, each Holder is entitled to receive (at the time the payment is due) the amount it would have received if no deductions or withholdings had been required to be made.

10.3 Withholding tax exemptions

The Issuer is not required to pay an Additional Amount under Condition 10.2(b) ("Withholding tax") if the obligation to do so arises as a result of any one or more of the following:

(a) the deduction is required in respect of Taxes by reason of the Holder having some connection with a Relevant Tax Jurisdiction other than the mere holding of the Note or receipt of payment in respect of the Note. However, a Holder is not regarded as having a connection with Australia for the reason that the Holder is a resident of Australia within the meaning of the Tax Act where, and to the extent those taxes are payable by reason of section 128B(2A) of the Australian Tax Act;

(b) the deduction is required as a result of Taxes which would not be required to be deduced by the Holder (or the person making a payment on its behalf) if they:

   (i) provided the Issuer, its agent or any tax authority with their name, address, registration number or similar details or any relevant tax exemption or similar details; or

   (ii) ensured that any third party complied with any other statutory requirements (such as making a declaration of non-residence, supplying an appropriate Australian tax file number or Australian business number or other exemption details) for any relevant tax exemption;

(c) the deduction is required as a result of a Holder being an Offshore Associate of the Issuer and the Holder is acting other than in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act.

11 Time limit for claims

A claim against the Issuer for a payment under a Note is void unless made within 10 years (in the case of principal) or 5 years (in the case of interest and other amounts) from the date on which payment first became due.

12 Events of Default

12.1 Event of Default

An Event of Default occurs in relation to the Notes if:

(a) **(payment and Conversion)** the Issuer does not pay within [10] Business Days of the due date for payment any amount payable by it in respect of any Notes in the manner required or does not Convert the Notes on the Conversion Date; or

(b) **(other default)** the Issuer does not comply with any other obligations in connection with the Notes and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring that default to be remedied has been delivered to the Issuer by a Holder; or

(c) **(insolvency)** the Issuer becomes Insolvent; or

(d) **(obligations unenforceable)** any Note is or becomes (or is claimed to be by the Issuer, or anyone on its behalf) wholly or partly void, voidable or unenforceable.

12.2 Consequences of an Event of Default

If an Event of Default occurs and continues unremedied in relation to the Notes, then a Holder may declare by notice to the Issuer (with a copy to the Registrar) that each Note held by it is to be redeemed at its Face Value (together with any accrued interest) in which case those amounts become immediately due and payable.

12.3 Notification

If an Event of Default occurs, the Issuer must promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default (specifying details of it) and use its reasonable endeavours to ensure that the Registrar promptly notifies Holders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed of the occurrence of the Event of Default.

13 Agents

13.1 Role of Agents

In acting under an Agency Agreement, each Agent acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any Holder.

13.2 Appointment and replacement of Agents

Subject to Condition 13.4 ("Required Agents"), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

13.3 Change of Agent

Notice of any change of a Agent or its Specified Offices must promptly be given to the Holders by the Issuer or the Agent on its behalf.

13.4 Required Agents

The Issuer must at all times maintain a Registrar.

14 Meetings of Holders

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Holders to consider any matter affecting their interests, including any variation of these Conditions by Extraordinary Resolution.

15 Variation

15.1 Variation with consent

Unless Condition 15.2 ("Variation without consent") applies, any Condition may be varied at the request of the Issuer with the consent of the Holders by Extraordinary Resolution in accordance with the Meetings Provisions.

15.2 Variation without consent

Any Condition may be amended without the consent of the Holders if the amendment:

(a) is of a formal, minor or technical nature;

(b) is made to correct a manifest error;

(c) is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the Holders; or

(d) only applies to Notes issued by it after the date of amendment.

16 Further issues

The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same Conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

17 Notices

17.1 Notices to Holders

All notices and other communications to Holders must be in writing and must be left at the address of or sent by prepaid post (airmail, if appropriate) to the address of the Holder (as shown in the Register at the close of business on the day which is 3 Business Days before the date of the notice or communication).

They may also be given by an advertisement published in any one of the Australian Financial Review, The Australian, the National Business Review or the NZ Herald or the Asian Wall Street Journal.

17.2 Notices to the Issuer and the Agents

All notices and other communications to the Issuer or an Agent must be in writing and may be left at the address of, or sent by prepaid post (airmail, if appropriate) to, the Specified Office of the Issuer or the Agent.

17.3 When effective

They take effect from the time they are received unless a later time is specified in them.

17.4 Deemed receipt - publication in newspaper

If published in a newspaper, they are taken to be received on the first date that publication has been made in all the required newspapers.

17.5 Deemed receipt - postal

If sent by post, they are taken to be received five days after posting.

18 Governing law

18.1 Governing law

Notes are governed by the law in force in New South Wales.

18.2 Jurisdiction

The Issuer submits, and each Holder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

18.3 Serving documents

Without preventing any other method of service, any document in any action may be served on the Issuer or a Holder by being delivered or left at their registered office or principal place of business.

19 Interpretation

19.1 Definitions

In these Conditions the following expressions have the following meanings:

Additional Amount means an additional amount payable by the Issuer under Condition 10.2 ("Withholding tax").

Australian Tax Act means the Income Tax Assessment Act 1936 of Australia and where applicable, the Income Tax Assessment Act 1997 of Australia.

Beneficiary means, in respect of a Note, the Holder of that Note from whom the Financier has received payment of the Final Instalment on the Conversion Date.

Business Day means a day on which banks are open for general banking business in Sydney.

Change in Tax Law occurs if the directors of the Issuer resolve that a change in any taxation law, regulation, interpretation or ruling issued by any relevant government body, or a change in interpretation as decided by a court of law, has occurred or is announced and that change may result in a more than negligible increase in costs or denial of a deduction or other tax benefit for the Issuer or as a result of the Notes being on issue.

Conversion means the redemption of the Notes by the Issuer and the issue by the Issuer of Shares in accordance with the Conversion Process.

Conversion Date means the date falling on the second anniversary of the Issue Date.

Conversion Number means in respect of a Holder, 100 as adjusted pursuant to Condition 7.

Conversion Process means the process described in Condition 6.

Corporations Act means the Corporations Act 2001 of Australia.

Encumbrance means any security for the payment of money or the performance of obligations including a mortgage, charge, lien or pledge.

Event of Default means an event so described in Condition 12 ("Events of Default").

Extraordinary Resolution has the meaning given in the Meetings Provisions.

Face Value in respect of each Note, means A$[10].

Final Instalment means in respect of a Note, the Face Value minus the First Instalment for that Note.

First Instalment in respect of a Note, means the greater of:

Face Value x 0.51; and

the market value of a share in the Issuer as at 11.00am on the Issue Date for that Note multiplied by 100.

Holder means, in respect of a Note, each person whose name is entered in the Register as the holder of that **Note**.

Information Memorandum means any information memorandum, disclosure document or other material prepared in connection with the offer or issue of the Notes.

A person is **Insolvent** if:

- *it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or*
- *it has a controller appointed, is in liquidation, in provisional liquidation, under administration or wound up or has had a receiver appointed to any part of its property (each as defined in the Corporations Act); or*
- *it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the Financier); or*
- *an application or order has been made (and, in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or*
- *it is taken (under section 459(F)(1) of the Corporations Act) to have failed to comply with a statutory demand; or*

- *it is the subject of an event described in section 459(C)(2)(b) or section 585 of the Corporations Act (or it makes a statement from which the Financier reasonably deduces it is so subject); or*
- *it is otherwise unable to pay its debts when they fall due; or*
- *something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.*

Interest Amount means, in respect of an Interest Payment Date, the amount equal to:

the amount of dividend paid to Shareholders during the Interest Period ending on that Interest Payment Date; multiplied by

100.

Interest Commencement Date means, for a Note, the Issue Date of the Note.

Interest Payment Date means each bi-annual date, being [ ] and [ ], commencing on [ ].

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:

the first Interest Period commences on (and includes) the Interest Commencement Date; and

the final Interest Period ends on (but excludes) the Conversion Date.

Issue Date means the date on which a Note is, or is to be issued as specified in the Register.

Issuer means Admiralty Resources NL.

Meetings Provisions means the provisions relating to meetings of Holders set out in schedule 2 of the Note Deed Poll.

Note means a mandatorily converting debt obligation issued or to be issued by the Issuer which is constituted by, and owing under the Note Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

Note Deed Poll means the deed poll so entitled executed by the Issuer on or about [ ].

Offshore Associate means an associate (as defined in section 128F of the Tax Act) of the Issuer that is either:

a non-resident of Australia which does not acquire the Notes in carrying on a business at or through a permanent establishment in Australia; or

a resident of Australia that acquires the Notes in carrying on a business at or through a permanent establishment outside Australia.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Record Date means, the close of business in the place where the Register is maintained on the [eighth] calendar day before the payment date.

Register means the register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under an Agency Agreement.

Registrar means the Issuer or any other person appointed by the Issuer under an agency agreement to maintain the Register and perform any payment and other duties as specified in that agreement.

Related Entity has the meaning it has in the Corporations Act.

Relevant Tax Jurisdiction means Australia [or New Zealand] or political sub-division of it.

Shares means shares in the Issuer received following the Conversion Process.

Shareholder means a member of the Issuer.

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them except if imposed on, or calculated having regard to, the net income of a Holder.

Trust Fund means the amount held by the Financier under clause 2.2 and the benefit of the covenant in clause 2.1 and in respect of a Beneficiary the amount paid by that Beneficiary to the Financier in respect of the Final Instalment.

VWAP is the average of the daily volume weighted average sale price per Share sold on ASX during the relevant periods specified elsewhere in these Conditions, but does not include any transaction defined in the ASX Business Rules as a "special", crossings prior to the commencement of normal trading, crossing during the after hours adjust phase or any overseas trades or the exercise of options over Shares. For the purposes of calculating VWAP if, on some or all of the Business Days in the relevant period, Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement, but Shares will be issued under these Conditions ex such dividend, distribution or entitlement, then the VWAP on the Business Days on which those shares have been quoted cum dividend, distribution or entitlement shall be reduced by an amount equal to:

- *in the case of a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of the recipient of the dividend or distribution who is a natural person;*
- *in the case of an entitlement which is traded on ASX on any of those Business Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or*
- *in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the directors of the Issuer.*

Conversely, if on some or all of the Business Days in the relevant period, Shares have been quoted on ASX as ex dividend or any other distribution or entitlement, but Shares will be issued under these Conditions cum such dividend, distribution or entitlement, then the VWAP on the Business Days on which those Shares have been quoted ex dividend, distribution or entitlement shall be increased in accordance with clauses (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Business Days during that period Shares were subject to a trading halt or suspended, the period shall be extended by the number of Business Days on which the Shares were not able to be traded or were suspended.

19.2 References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) a document (including these Conditions) includes any variation or replacement of it;

(c) law means common law, principles of equity and laws made by any parliament (and laws made by parliament include and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) a directive means a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(e) Australian dollars or A$ is a reference to the lawful currency of Australia;

(f) a time of day is a reference to Sydney time;

(g) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(h) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(i) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(j) anything (including any amount) is a reference to the whole and each part of it;

(k) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

19.3 Number

The singular includes the plural and vice versa.

19.4 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

Rule 3.19A.2

Appendix 3Y

Doc 48.

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Admiralty Resources NL
ABN: 74 010 195 972

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillip Thomas
Date of last notice	1 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 November 2004
No. of securities held prior to change	NIL
Class	Ordinary
Number acquired	238,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,678
No. of securities held after change	1,983,896
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 5.3

Appendix 5B

Doc 49.

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

Quarter ended ("current quarter")

30 September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(177)	(177)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(139)	(139)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(7)	(7)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(322)	(322)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(322)	(322)

1.13	Total operating and investing cash flows (brought forward)	(322)	(322)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(322)	(322)
1.20	Cash at beginning of quarter/year to date	339	339
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	17	17

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	139
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not applicable

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	1,500	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	200
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	17	17
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	17	17
	Total: cash at end of quarter (item 1.22)	34	34

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil			
7.3	**+Ordinary securities**	450,342,630	450,342,630		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	Nil			
7.7	**Options** *(description and conversion factor)*	8,500,000 172,515,425	- -	*Exercise price* 2.5 cents 10 cents	*Expiry date* 31.07.04 29.10.04
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	8,500,000	-		
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 1 November 2004
(Company secretary)

Print name: Stephen Prior

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Doc 50.

MARKET RELEASE

1 November 2004

Admiralty Resources NL

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Admiralty Resources NL (the "Company") will be lifted immediately, following receipt of the Company's Quarterly Report for the period ended 30 September 2004.

Security Code: ADY

Simon O'Brien
Companies Adviser

Rule 5.3

RECEIVED

Doc 51

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ADMIRALTY RESOURCES NL

ABN

74 010 195 972

Quarter ended ("current quarter")

30 September 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(177)	(177)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(139)	(139)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(7)	(7)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(322)	(322)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(322)	(322)

1.13	Total operating and investing cash flows (brought forward)	(322)	(322)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(322)	(322)
1.20	Cash at beginning of quarter/year to date	339	339
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	17	17

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	139
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not applicable

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000

3.1	Loan facilities	-	-
3.2	Credit standby arrangements	1,500,000	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	200
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	17	17
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	17	17
	Total: cash at end of quarter (item 1.22)	34	34

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil			
7.3	**+Ordinary securities**	450,342,630	450,342,630		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	Nil			
7.7	**Options** *(description and conversion factor)*	8,500,000 172,515,425	- -	*Exercise price* 2.5 cents 10 cents	*Expiry date* 31.07.04 29.10.04
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	8,500,000	-		
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 1 November 2004
(Company secretary)

Print name: Stephen Prior

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Doc 52

MARKET RELEASE

1 November 2004

SUSPENSION FROM OFFICIAL QUOTATION

The following securities will be suspended from Official Quotation from the commencement of trading today, 1 November 2004, following failure to lodge their Quarterly Report for the period ended 30 September 2004 in accordance with listing rules.

ADMIRALTY RESOURCES NL
GRAVITY DIAMONDS LIMITED
HAOMA MINING NL

Manager Company Announcements Office

Fellow shareholders, I feel a great sense of excitement and purpose in my new role as Chairman of the Board of Directors of Admiralty Resources NL ("Company"). I believe your Board now has the focus and talent to maximise the value of the Company's assets.

Doc 53

Going forward, our three major strategic challenges are: to bring the Rincon Salar into production; acquire sufficient equity capital and or debt to develop our assets, and take an opportunistic stance towards new assets and joint venture opportunities. Achievement of these goals will allow us to increase revenue and the value of our shares.

Clearly, our stand out asset is the Rincon Salar. The board appreciates that this is the single most important asset we hold and hence is committed to commercialising it as soon as practical. Demand and prices for lithium chloride, lithium carbonate, potash and other commodities present continue to rise, providing the opportunity to gain significant profits. Your board is determined to commercialise this opportunity.

Proper evaluation of the asset is near completion and planning of the pilot plant is well underway. The General Manager of our wholly owned subsidiary, Argentina Diamonds NL, Chuck Zimmerman has worked tirelessly managing our Rincon Salar asset to understand its full potential for production. I thank Chuck and his team on behalf of the Board and shareholders for their efforts. The board is confident that the potential of the Rincon Salar will be quantified by Christmas 2004 enabling us to commence further testing work and construction of a pilot plant in early 2005.

During the 2004 financial year the Company achieved its commercial objectives.

These included:

- raising $1.68 million through an equity placement at 3.0 cents per share in May 2004, to retire debt, and increase working capital;
- renegotiating the Perolin loan to $1.5 million and subsequently drawing it down in October 2004.
- working with Intrepid International Finance Ltd to raise up to A$50 million in convertible note financing to develop the Rincon Salar and other projects.

THE RINCON SALAR – STEADY PROGRESS

As you may be aware from our website (www.ady.com.au) and previous annual reports the Rincon Salar is located in the North of Argentina in the JuJuy province. There are more than 50 salars or salt lakes in the region. The Rincon is well served from an infrastructure perspective which is a key factor. The 345KVa power line, the Romales gas pipeline and the Trans-Andean railway line are within seven kilometers and there is substantial subterranean fresh water from the three river systems located some 15km away. Subterranean water flow through the Salar has enabled 35,000 litres per hour to be pumped out with no impact on the static brine levels, implying we have adequate supply of brine. Some estimates have been as high as 3 billion litres of total resource but we are yet to determine the depth of the brine past 60 metres. When our roads are put in this year, tests that will be conducted soon will confirm these numbers.

The Rincon Salar phase chemistry analysis was commenced in May 2004 by Hazen Research and the final report received in October 2004. Numerous simulated evaporation tests were conducted and 99.5% pure lithium carbonate was produced in the laboratory after the addition of reagents to remove the remaining magnesium using the traditional methods of other suppliers. Weather stations will be put in shortly to determine the best aspect for the location of the evaporation ponds.

Parallel to this study, work has been conducted at the University of Salta on refinements and alternative approaches to magnesium removal that will yield possibly higher profits from lower costs of reagents. Our General Manager is currently negotiating with contractors to excavate a series of evaporation ponds at the Rincon Salar into which the brine will be pumped, at each stage of the evaporation process. The Board has decided to excavate the first ponds (about 30cm - 50 cm deep) in a pilot program up to one square kilometer on a scale which will enable a reasonable yield to be harvested. We have the flexibility to alter the design of subsequent ponds if required. It is anticipated that the first "crop of brine" to be concentrated will be available by August 2005 (it takes approximately 6-9 months for the

Based on evidence I gathered from my recent trips to Argentina in May and October 2004, when I visited the Rincon Salar and subsequent research and discussions with experts in the USA, I believe that commercial extraction of lithium, potassium, boron, and possibly other rare elements is readily achievable. The prices of these elements are very attractive with lithium chloride selling at spot for more than USD 3,500 per tonne, muriate of potash at USD 150 per tonne and borates at more than USD 1,000 per tonne. I will be able to inform shareholders and the market of the annual resource estimates in commercial terms and the consequent net asset backing of our shares once they come to hand from our experts report due before Christmas this year.

FUNDING THE DEVELOPMENT OF THE RINCON SALAR AND OTHER PROJECTS – CONVERTING NOTE ISSUE

The board of Admiralty Resources has conducted preliminary marketing to test the appetite for non-Australian investors to purchase our converting notes. There appears to be substantial interest in these notes from both Asian and New Zealand investors. It is intended that the notes will raise between A$10 million and A$50 million.

The board has developed a detailed expenditure and earnings model which defines the expected revenue when the capital raised from the sale of the converting notes is applied. The model conservatively demonstrates that earnings per share may potentially be 1c per share for the year ended 30 June 2005, 6c per share for the year ended 30 June 2006 and 20c per share thereafter. After evaluation, the Board is confident that the Company is best able to commercialise this impressive brine resource using the proceeds of the converting note issue. The accepting of a joint venture partner, an equity partner or a project finance partner are considered to be inferior alternatives in terms of maximizing the value of the company to existing shareholders.

IRON ORE PROJECT – CHILE

We have investigated a number of iron ore prospects in Chile on the basis that we have strong demand from iron ore buyers. The alluvial prospects in Chile are attractive as a near term cashflow proposition. Negotiations on the logistics required to enable delivery of the iron ore are progressing favourably. Iron ore currently sells for about $50-$60 per tonne CIF China depending on the specification. At contribution margins of A$8 - $12 per tonne, export of 1 million tonnes per annum would yield a cashflow of $10 million per annum. We are actively seeking reserves typically between 3 and 30 million tonnes.

PYKES HILL - WA

Negotiations were successful with Cougar Metals NL to acquire an option over the Company's Pyke's Hill Nickel deposit. Couger have an eighteen month period to decide whether to mine the prospect. Admiralty can receive up to $100,000 if this option is exercised and a substantial on-going royalty from mining revenues.

BULMAN - NT

Negotiations are progressing with the Traditional Land Owners at Bulman, to procure further exploration ground. An ongoing work program on Admiralty's granted mining leases encourages the board to continue the formal process of acquiring this extra ground so as to determine the extent of the Oxide Zinc and Lead resouce. It is expected that further reconnaissance work in the area will continue whilst negotiations take place.

MISTAKE CREEK - NT

Geological interpretation work continues on the Mistake Creek tenements that Admiralty holds an option over. Field work is scheduled to be carried out in the final quarter of this year to assess the potential of the tenement for gold, diamonds and barite.

NILNAV ORTHOPAEDICS INVESTMENT

During the year NILNAV assisted NeuMedix Pty Ltd in its global rollout of the NeuMedix branded One Cut system. Demonstrations of the system were done in hospitals in Australia, Poland and Singapore. Advanced negotiations have taken place with a number of large organisations on a global basis and regionally in Malaysia, Thailand, Singapore, and Poland. A European launch is expected late in 2004. Many surgeons have been trained in the procedure and it is gathering momentum. NILNAV has enhanced the lollipop device with two version upgrades as a result of work done using the system in the USA.

POTENTIAL SHARE BUY- BACK

The board believes that a portion of the proceeds from the converting note issue should be used to finance a share buy back to the extent of $2-5 million. This resolution will be put to share holders at the upcoming AGM.

CORPORATE STRATEGY AND GOVERNANCE

In an effort to diversify the company's earnings potential, low cost, potentially high return, assets that can add significant near term cash flow will also be considered after appropriate due diligence has been conducted. You will see in our section on governance in the annual report that we have taken a number of initiatives to improve our corporate governance.

Our company secretarial function has been upgraded with the appointment of Stephen Prior and moved to Melbourne. Our most recent director to join the Board, Anthony Dickson joined us in August 2004. Anthony brings to the board vast commercial and legal expertise and has already made a substantial contribution to the analysis of the financing options for our most important project, the Rincon Salar. We warmly welcome him to the Board. The combination of geological and post graduate marketing qualifications and experience, and Shane Mulcahy having chemical processing qualifications and expertise rounds out I believe, an exceptionally well credentialed team who can and will deliver on their objectives.

I would like to thank our shareholders for their continuing support.

Phillip Thomas
Chairman
10 October 2004

ADMIRALTY RESOURCES NL
ACN 010 195 972
ABN 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane Qld 4000
PO Box 10672, Brisbane Adelaide Street, QLD 4000 Australia

Admiralty
Resources NL

Tel +61 7 3229 2677
Fax +61 7 3229 4066
Email admiralty@admiraltyresources.com.au
Website admiraltyresources.com.au

29 October 2004

Doc 54

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

SEPTEMBER 2004 QUARTERLY REPORT

Highlights

- Due Diligence on the El Tofo Iron Ore prospect in Chile concluded that the deposit was uneconomic. Due diligence was initiated on the Japonesa Group of Iron Ore properties near Vallenar in Chile. Myself and a Consultant visited the properties subsequent to the quarter end. An extensive review of the literature and reports including a 3D magnetic survey was completed prior to visiting the properties. These properties have been extensively drilled and sampled and reserve calculations are being checked to determine the extent of proven resources;
- The debt facility available from Perolin Investments Pty Ltd was renegotiated to a new facility of $1.5 million, and has been partially drawn down;
- The Board has been working closely with Intrepid International Finance Ltd, a Hong Kong based financier to raise up to A$50 million in a two year convertible note issue. More details will be released soon;
- Hazen Research has completed its draft report and is completing the final report for release in early November 2004. The results are encouraging and a full release to the ASX will be made once the final report is received;
- Planning has commenced for exploration of the Mistake Creek, NT gold and base metal prospect. Subsequent to the end of the quarter, work commenced in late October to conduct sampling tests and mapping of the geology to better understand the prospect;
- NILNAV Orthopaedics reports that their global distributor, NeuMedix Inc completed a very successful launch in Warsaw, Poland in August 2004. They completed two operations at the Otwock Hospital which was viewed by more than 60 surgeons. They have negotiated a sub distribution agreement for this

country. Strong sales interest from surgeons and hospitals in South East Asia continues and this was evident at the Triennial Asia Pacific Orthopaedics Conference held in Kuala Lumpur. Negotiations for distribution are progressing well in Thailand, Malaysia and Singapore.

1. Key Objectives for the Quarter

a. Complete the due diligence on the Japonesa Group of Iron Ore prospects and the other iron ore prospects identified. Determine if these purchases are appropriate, complete the financial and logistics modelling, execute the Heads of Agreement contract, and negotiate the final agreements.

b. Visit Shanghai and Beijing and enter into negotiations with the Chinese Iron ore buyers to secure contracts for supply of iron ore prior to final contracts being signed with Japonesa Group vendors.

c. Evaluate the recommendations from Hazen Research to determine the best way to extract the lithium, potash and boron from the Salar. Determine the value of the project on an operational basis, with the assumption that project finance is available. Seek and evaluate expressions of interest and proposals from consulting engineers to establish suitable pilot ponds and plant to extract and process the brine.

d. Evaluate our consulting geologist's report to be received after the October 2004 work is completed on the Mistake Creek tenement to determine the activities to progress the prospect.

e. Commence preliminary discussions with investors in the convertible note issue and joint venturers to obtain up to A$50 million to develop the Rincon Salar and Japonesa projects.

2. Iron Ore Resource - Chile

Phillip Thomas, CEO and Consultant Stephen Wee spent five days reviewing the eight properties in the Japonesa Group of Iron ore prospects owned by Berger, Compania Minera Dan, and Farkas groups. We were encouraged by the high iron ore content (63%-65% Fe) contained in the assays and the extent of the mines. There are two stockpiles of tailings from previous mining in 1977, one of which is a stockpile of 3 million cubic metres of fines. Infrastructure is ideal with rail being 5 km away and the port of Huasco being 50 km away and well serviced by loading facilities and capacity to stockpile more than 500,000 tonnes of ore. Estimation of the reserves is being completed and other purchase arrangements are being negotiated.

3. Rincon Salar Project – Argentina

The Company is waiting on the final report of the phase chemistry from Hazen Research. It was discovered that the rate of lithium concentration varied with the rate of evaporation and several additional tests had to be

conducted to identify what stage of evaporation the concentration of the brine yielded the highest amount of lithium. In addition a variety of tests to remove the magnesium and aluminium from the brine leaving pure lithium carbonate were conducted. The University of Salta have been conducting tests with different reagents to enhance the economics of this project. Subsequent to the quarter end, a two day workshop with CEO Phillip Thomas was held in Salta to determine the plan forward to commercialise the project and it was decided that pilot ponds and 20 kilometres of roads would be established as soon as possible to commence production.

4. Pykes Hill WA – (M39/159)

There has been no further progress by Cougar Metals NL.

5. Mistake Creek, NT (EL 10096, EL 10097, EL 10098)

The agreement with Kajeena Mining Pty Ltd was finalized and exploration planning has commenced. Our consulting geologist is preparing a report on completion of the current exploration work which will be due early November 2004.

6. NILNAV Orthopaedics Investment

During the quarter, NILNAV Orthopaedics (NILNAV) worked with NeuMedix Inc, NILNAV's global distributor to further develop distribution agreements in Asia. Neumedix presented at the Triennial Asia Pacific Conference and reported strong interest from many countries through out Asia.

Admiralty Resources NL

Phillip Thomas
Chairman and CEO

For further details:
Call 03-9642-3535
Email admiralty@ady.com.au

Rule 3.19A.2

Appendix 3Y

Doc 56

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Admiralty Resources NL
ABN: 74 010 195 972

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillip Thomas
Date of last notice	27 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	September 2004
No. of securities held prior to change	319,500
Class	Ordinary
Number acquired	1,425,896
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$41,015.75
No. of securities held after change	1,745,396
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia
tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

Admiralty Resources NL

13 September 2004

Doc 57

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY

Stephen Prior Appointed Company Secretary

The Board of Admiralty Resources NL, advises it has accepted the resignation of Ms Joanna Byrne as Company Secretary.

The Board has appointed Stephen Prior, B Com (Melb) C.A., Chartered Accountant based in Melbourne. Stephen has substantial company secretarial experience having a number of public companies as his clients and runs a medium sized accountancy practice.

The Board expresses its appreciation to Ms Byrne for her dedication and contribution.

Phillip Thomas

Phillip Thomas
Chief Executive Officer

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia
tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

Admiralty Resources NL

18 August 2004

Doc 58

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Funding for Rincon Salar Project
Anthony Dickson, Admiralty Resources' recently appointed Non-Executive Director has introduced to the Board a financier who is seeking a mandate to raise equity and debt funding to assist Admiralty to develop the Rincon Salar Project. The Board will carefully consider this proposal and if appropriate secure the facility subject to shareholder approval at the forthcoming annual general meeting.

Hazen Phase Chemistry Research Results on Rincon Salar
Phillip Thomas, Executive Chairman, will be visiting Hazen Research on the 30 August 2004 at Golden, Colorado USA to discuss the results of the phase chemistry analysis conducted over the past three months. Depending on the results, this information will be provided to a consulting firm to revise and estimate the valuation of the Rincon Salar, the net present value of future cashflows and an estimate of the Net Asset Backing of the share price on a fully diluted basis.

Chilean Iron Ore Projects
The Board of Admiralty Resources are arranging for their Argentinian based Consultant Geologist, Charles Zimmerman to complete due diligence on up to four new iron prospects that have been offered to Admiralty. This due diligence follows on from the initial data analysed by Admiralty's Australian consultant geologist and subsequently reported to the Board.

In the event that the four Chilean iron ore prospects are deemed to be economically viable, the Board will finalise negotiations with the vendor.

The Board has completed its preliminary due diligence on the El Tofo prospect, north of La Serena, Chile. The lumps alluvial deposit was estimated to be about 1 million tonnes, with a 20%-30% recovery at surface level. The extent of the ore fines have not been as yet finally estimated. The Board has decided that it will endeavour to acquire other iron deposits before it enters a joint venture arrangement to mine the El Tofo deposit to ensure it can secure large takeoff contracts of between 200,000 and 400,000 tonnes per annum with iron and steel manufacturers.

Phillip Thomas

Phillip Thomas
Chief Executive Officer

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia
tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

Doc 59

Funding for Rincon Salar Project
Anthony Dickson, Admiralty Resources' recently appointed Non-Executive Director has introduced to the Board a financier who is seeking a mandate to raise equity and debt funding to assist Admiralty to develop the Rincon Salar Project. The Board will carefully consider this proposal and if appropriate secure the facility subject to shareholder approval at the forthcoming annual general meeting.

Hazen Phase Chemistry Research Results on Rincon Salar
Phillip Thomas, Executive Chairman, will be visiting Hazen Research on the 30 August 2004 at Golden, Colorado USA to discuss the results of the phase chemistry analysis conducted over the past three months. Depending on the results, this information will be provided to a consulting firm to revise and estimate the valuation of the Rincon Salar, the net present value of future cashflows and an estimate of the Net Asset Backing of the share price on a fully diluted basis.

Chilean Iron Ore Projects
The Board of Admiralty Resources are arranging for their Argentinian based Consultant Geologist, Charles Zimmerman to complete due diligence on up to four new iron prospects that have been offered to Admiralty. This due diligence follows on from the initial data analysed by Admiralty's Australian consultant geologist and subsequently reported to the Board.

In the event that the four Chilean iron ore prospects are deemed to be economically viable, the Board will finalise negotiations with the vendor.

The Board has completed its preliminary due diligence on the El Tofo prospect, north of La Serena, Chile. The lumps alluvial deposit was estimated to be about 1 million tonnes, with a 20%-30% recovery at surface level. The extent of the ore fines have not been as yet finally estimated. The Board has decided that it will endeavour to acquire other iron deposits before it enters a joint venture arrangement to mine the El Tofo deposit to ensure it can secure large takeoff contracts of between 200,000 and 400,000 tonnes per annum with iron and steel manufacturers.

Phillip Thomas

Phillip Thomas
Chief Executive Officer

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972

Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia

tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

17 August 2004

Doc 60

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Frank B Edge Resigns as Executive Chairman and Chief Executive Officer

Frank Edge resigned today as Director and Chief Executive Officer of Admiralty Resources NL. Frank wishes to pursue other business interests.

The Board thanked Frank for his contribution over the past four years.

Yours sincerely,

Phillip Thomas
Director

ADMIRALTY RESOURCES NL
acn 010 195 972
abn 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane, Qld 4000
PO Box 10672, Brisbane Adelaide Street, Qld 4000, Australia
tel +61 7 3229 2677
fax +61 7 3229 4066
e-mail admiralty@admiraltyresources.com.au
website www.admiraltyresources.com.au

Admiralty Resources NL

17 August 2004

Doc 61

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Phillip Thomas Appointed Executive Chairman and Chief Executive Officer

New Director Appointed – Anthony James Dickson
B.Com. (Acc.,Fin and Sys), LL.B. (Uni. NSW), LL.M. (Uni. Syd.), C.A., FTIA.

The Board of Admiralty Resources NL is pleased to announce that Anthony Dickson has accepted the position of Non-Executive Director of Admiralty Resources NL.

Anthony has substantial finance and legal expertise. He successfully designed and implemented substantial project finance and structured finance transactions involving Australian, United Kingdom, United States and New Zealand organisations. Most recently, he was engaged by Ernst & Young Australia for four years as Principal where he designed and successfully executed numerous large transactions for his clients. Anthony has been employed by two international banks designing and implementing structured finance transactions and as senior tax counsel. He has focused in recent years on significant capital raisings involving Australia, the United Kingdom, the United States and New Zealand and structured financing transactions to commercialise international intellectual property.

Anthony has completed postgraduate legal studies at the University of Sydney gaining a Master of Laws degree and was engaged as a tutor of Australian tax studies in the Australian Institute of Chartered Accountants. Anthony is a Chartered Accountant and is a barrister of the Supreme Court of New South Wales (non practising).

Phillip Thomas has been appointed Executive Chairman and Chief Executive Officer following his increased involvement with the Company. Phillip was appointed a Non-Executive Director in April 2003.

Yours sincerely,

Phillip Thomas
Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Doc 62

Name of entity

ADMIRALTY RESOURCES NL (formerly EQUITY-1 RESOURCES NL)

ABN	Quarter ended ("current quarter")
74 010 195 972	30 June 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(202)	(563)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(195)	(525)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	5	5
1.5	Interest and other costs of finance paid	(92)	(92)
1.6	Income taxes paid / recvd	3	3
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(481)	(1,172)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	20	20
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	20	20
1.13	Total operating and investing cash flows (carried forward)	(461)	(1,152)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(461)	(1,152)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	2,175
1.17	Repayment of borrowings	(150)	(725)
1.18	Dividends paid	-	-
1.19	Other (Capital Raising Costs)	-	-
	Net financing cash flows	(150)	1,450
	Net increase (decrease) in cash held	(611)	298
1.20	Cash at beginning of quarter/year to date	950	41
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	339	339

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	144
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Not applicable

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Not applicable

Financing facilities available
Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	230
4.2	Development	Nil
	Total	230

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	339	933
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (Bank Guarantee given to Landlord)	17	17
	Total: cash at end of quarter (item 1.22)	356	950

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil			
7.3	**+Ordinary securities**	450,342,630	450,342,630		
7.4	Changes during quarter (a) Increases through issues - Share Purchase Plan - Acquisition of Investment (b) Decreases through returns of capital, buy-backs	56,000,000	56,000,000		
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	Nil			
7.7	**Options** *(description and conversion factor)*	8,500,000 172,515,425	8,500,000 172,515,425	*Exercise price* 2.5 cents 10 cents	*Expiry date* 31.07.04 29.10.04
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	Nil			

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:.. Date: 28 July 2004
Director

Print name: Frank B Edge

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Admiralty Resources NL

ADMIRALTY RESOURCES NL
ACN 010 195 972
ABN 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane Qld 4000
PO Box 10672, Brisbane Adelaide Street, QLD 4000 Australia

Tel +61 7 3229 2677
Fax +61 7 3229 4066
Email admiralty@admiraltyresources.com.au
Website admiraltyresources.com.au

29 July 2004

Doc 63

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

ADMIRALTY RESOURCES NL – 4th QUARTER REPORT

Highlights

- Due Diligence commenced on the El Tofo Iron Ore prospect which is part owned by Hanwell Holdings Ltd, the 70% owner of COMPANIA MINERA HANOS DE EL TOFO, a Chilean incorporated company. Two directors of Admiralty and two consultants visited the site in May 2004. During the trip further large iron ore prospects were offered by other unrelated vendors for consideration. The Board has agreed to commence due diligence on these other prospects;
- Fruitful discussions continued with four iron and steel producers including Maanshan Iron and Steel, to take our iron ore production from Chile when it commences. Baoshan Iron Steel and Maanshan Iron Steel, China's two-largest steel makers by market value, said in May 2004 that they would each raise capacity by 80 percent to meet demand at construction and manufacturing companies. Maanshan Iron and Steel has entered into a substantial supply contract with BHP Billiton;
- The debt facility available from Perolin Investments Pty Ltd was repaid in full on 21st April 2004 saving the Company some $14,000 in interest charges. The board will give notice to Perolin Investments Pty Ltd once the phase chemistry results are received from Hazen Research, that it will draw down the facility again as it is entitled to in accordance with the terms of the Loan Agreement. In April 2004, Admiralty successfully raised $1.68 million through a share placement of 56 million shares;
- Hazen Research is completing the phase chemistry on the brine samples sent to them from the Rincon Salar Project in Argentina. Interim results have been

discussed and we are waiting on their final report now expected in August 2004;

- The Pykes Hill tenement option agreement was accepted by Cougar Metals NL. An option fee of $20,000 was received and further option fees of $100,000 are payable if they proceed to commence drilling or mining operations;
- Planning has commenced for exploration of the Mistake Creek, NT gold and base metal prospect;
- Further work was carried out on the Bulman prospect and samples taken, discussions are continuing with the N.T.L.C. regarding the exploration licence.
- NILNAV Orthopaedics reports that their global distributor, NeuMedix Inc plans a major launch in Warsaw, Poland in August 2004. They have negotiated a sub distribution agreement for this country. The Polish medical market is estimated to be worth $14 billion per annum. Strong sales interest from surgeons and hospitals in South East Asia continues and other regions for the MIS NeuMedix One-cut hip system. A major European launch is planned later this year. More European surgeons are completing their training.

1. Key Objectives for the Quarter

a. Complete the due diligence on the iron ore mineralisation in Northern Chile at Yacimiento Llanos De El Tofo La Serena and Laguna Norte Cuatro held by COMPANIA MINERA HANOS DE EL TOFO and the other prospects identified. Determine if these purchases are appropriate and then present our proposal to shareholders at the annual general meeting.

b. Evaluate the recommendations from Hazen Research to determine the best way to extract the minerals from the poly-metallic brine. Determine the value of the project on an operational basis, assuming that project finance is available. Seek and evaluate expressions of interest and proposals from consulting engineers to establish suitable plant to extract and process the brine.

c. Evaluate the consulting geologist's report to be received on the Mistake Creek tenement to determine the ore reserve prospects and activities to progress the prospect.

d. Receive an updated work plan for further exploration work at Bulman, NT, and discuss this plan with the NTLC and traditional owners to progress the discussions on approvals required to commence further exploration work.

e. Commence preliminary discussions with appropriate financiers and joint venturers to obtain up to $50 million to develop the Rincon Salar project.

2. **Iron Ore Resource - Chile**

Directors Phillip Thomas and Frank Edge and Consultant Geologist Greg Duncan met with Chilean Geological Consultant, Julio Lazo Marey, based in Puente Alto, Chile and spent five days reviewing the El Tofo prospect and the nearby port facility. The resource lump grade mineralization in Northern Chile at Yacimiento Llanos De El Tofo La Serena was very impressive. Estimation of the reserves is being completed and other purchase arrangements are being considered.

The six other prospects are about 50 kilometres from the port of Huasco which is about 120 kilometres north of El Tofo. These prospects have both alluvial lump and hard rock mineralisation and have been drilled since 1991, including a major study in 1999 by Rio Tinto. The board intends to complete the due diligence on all these prospects within the four month time frame agreed to.

3. **Rincon Salar Project – Argentina**

The Company is waiting on the completion of the phase chemistry from Hazen Research to determine which elements should be extracted and thus commence planning on extraction processes. Hazen Research is a world leader in the field of analysis and economic extraction methodology of poly-metallic brines.

Director Phillip Thomas visited the deposit with our consultant geologist and a professor in Geochemistry in May 2004.

4. **Pykes Hill WA – (M39/159)**

The Pykes Hill tenement option agreement was accepted by Cougar Metals NL. The option is exercisable at any time from and including 21 months from the Execution Date subject to Cougar identifying a nickel resource on the Tenement and drilling out identified lateritic nickel-cobalt mineralisation to at least a 200m x 100m drill collar density within 18 months of the Execution Date. The consideration payable by Cougar upon exercise of the option is a cash payment of AU$100,000 to Greater Australian NL (a wholly owned subsidiary of Admiralty). In addition, Cougar shall pay to Greater Australian NL a cash payment of AU$100,000 upon the commencement of mining operations at the Tenement and a royalty equal to AU$0.40 per dry tonne of nickel bearing ore mined and treated from the Tenement.

5. **Mistake Creek, NT (EL 10096, EL 10097, EL 10098)**

The agreement with Kajeena Mining Pty Ltd was finalized and exploration planning has commenced. Our consulting geologist is preparing a report on the prospect.

6. **Bulman, NT**

An initial work plan has been approved by the traditional owners and the NTLC and implemented. Extensive soil sampling was undertaken over a number of days across the prospect with encouraging results. An application has been submitted for ELA 23814 that surrounds our granted mining leases.

7. **NILNAV Orthopaedics Investment**

During the quarter, NILNAV Orthopaedics (NILNAV) worked with NeuMedix Inc, NILNAV's global distributor to further develop the instrumentation. We now have instruments for Stryker and Biomet/Merck prostheses. Neumedix is successfully negotiating sub-agreements for distribution and will conduct a launch in Poland in August 2004.

Yours sincerely,

Admiralty Resources NL

Frank Edge
Chairman

ADMIRALTY RESOURCES NL
ACN 010 195 972
ABN 74 010 195 972
Suite 1 – Level 3, 320 Adelaide Street, Brisbane Qld 4000
PO Box 10672, Brisbane Adelaide Street, QLD 4000 Australia

Tel +61 7 3229 2677
Fax +61 7 3229 4066
Email admiralty@admiraltyresources.com.au
Website admiraltyresources.com.au

Admiralty Resources NL

1 July 2004

Doc 64

Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Maanshan Iron and Steel Iron Ore Order

The Board of Admiralty Resources NL has received correspondence from Maanshan Iron and Steel (MIS) regarding the samples of iron ore sent to them from the Chilean iron ore prospect.

After MIS tested and analysed the samples, they requested details of when we can ship the iron ore to them and in what quantities.

The Directors are still completing their due diligence on El Tofo and other iron ore projects in Chile.

The Rincon Salar, Argentina

The board has had an interim report from Hazen Laboratories who have indicated that they are two weeks away from completing their final evaporation process testing on the Salar brine and they will require a further two weeks to complete their analytical report.

Frank Edge
Director

SCHEDULE II

Material information required to be made public, filed or distributed by Admiralty Resources NL

Abbreviations:

"Act" – Corporations Act 2001 (Cth)

"ASIC" – Australian Securities and Investments Commission

"ASX" – Australian Stock Exchange Limited

"Company" – Admiralty Resources NL

"LR" – Listing Rules of ASX

"Option Holders" – option holders of the Company

"Shareholders" – shareholders of the Company

TITLE:	**Prospectus/Share Offer Document/Information Memorandum (Chapter 6D of the Act and LR 3.10.4)**
Date:	No specified time limit for lodgment of a prospectus or other disclosure document with ASIC, and with ASX, immediately after lodgment with ASIC or prior to issue if not lodged with ASIC. A copy of the information memorandum is not required to be lodged with ASIC but must be given to ASX before it is issued.
Entities:	ASIC and ASX.
TITLE:	**Annual Report including annual audited accounts and certain other information to be included in Annual Report (LRs 4.6, 4.8 and 4.10; section 319 of the Act)**
Date:	ASIC – within 3 months of the end of the financial year. ASX and Shareholders – no later than 17 weeks after the end of the financial year.
Entities:	ASIC and ASX. If securities in an unlisted entity, or loans or advances to it, are the Company's main assets, the Company must also give ASX the latest accounts of the unlisted entity (unless the unlisted entity's accounts are consolidated with the Company's accounts). If securities in an unlisted entity, or loans or advances to it are not the Company's main asset, the accounts of the unlisted entity must be given to ASX only upon request of ASX.
TITLE:	**Half-Yearly Report in prescribed form and notification of half-yearly accounts (LR 4.2A; sections 302 and 320 of the Act)**
Date:	Immediately the information is available, and no later than the time the Company lodges any accounts with ASIC; and, in any event, no later than 75 days after end of first half yearly period in the financial year.
Entities:	ASIC and ASX.
TITLE:	**Notification of end of financial year accounts (section 319 of the Act and LR 4.5)**

Date: Within 3 months of the end of an accounting period or a financial year.

Entities: ASIC and ASX.

TITLE: Disclosure of circumstances affecting preliminary final report with full year documents (LR 4.5A)

Date: Immediately the Company becomes aware of the information.

Entity: ASX.

TITLE: Quarterly cash flow report if ASX asks or the Company was admitted under an assets test in LR 1.3.2(b) or LR 11.1.3 applies (LR 4.7B)

Date: Immediately the information is available, and in any event, no later than 1 month after the end of each quarter of its financial year.

Entity: ASX.

TITLE: General Notification requirements – Notice of any information that a reasonable person would expect to have a material affect on the price or value of securities (LR 3.1)

Date: Immediately the Company becomes aware of the information.

Entity: ASX.

Specific examples of situations which, in the view of the ASX, would normally give rise to the obligation to notify ASX (as set out in LR 3.1):

- A change in financial forecast or expectation;
- The appointment of a receiver, manager, liquidator or administrator in respect of any loan, trade credit, trade debt, borrowing or securities held by it or any of its child entities;
- A transaction for which the consideration payable or receivable as a significant proportion of the written down value of the Company's consolidated assets;
- A change in the control of the Company;
- A recommendation or declaration of a dividend and information relating to that recommendation or declaration, and any recommendation or decision not to declare a dividend;
- Under-subscriptions or over-subscriptions to an issue;
- A copy of any document containing market sensitive information that the Company lodges with an overseas stock exchange or other regulator which is available to the public;
- An agreement or option to acquire an interest in a mining tenement, including the number of tenements, a summary of previous exploration activity and expenditure where the tenements are situated, and consideration for the tenements;
- Information about the beneficial ownership of shares obtained under Part 6C.2 of the Act;
- Giving or receiving a notice of intention to make a takeover;
- An agreement between the Company (or related party or subsidiary) and a director (or related party of the director);

- A copy of any financial documents lodged with an overseas stock exchange or other regulates which is available to the public;
- A change in accounting policy adopted by the Company;
- Any rating applied by a rating agency to the Company, or securities of the Company, and any change to such a rating; and
- A proposal to change the Company's auditor.

TITLE: **Information needed to correct or prevent a false market (LR 3.1B)**

Date: None specified.

Entity: ASX.

TITLE: **Specific Notification requirements – specific rules requiring immediate notification (LRs 3.10, 3.14, 3.15 and 3.16)**

Date: Immediately the Company becomes aware of the information.

Entity: ASX.

Description of specific immediate notification requirements:

- Details of a reorganization to be made to its capital (LR 3.10.1);
- Details of a call to be made on its shares (LR 3.10.2);
- A proposed issue of securities (LR 3.10.3);
- An issue of securities that has been made (LR 3.10.5);
- Details of the exercise by an underwriter of a right to avoid or change the underwriter's obligations (LR 3.10.6);
- In the case of convertible securities, an event has occurred that gives security holders a right of conversion or exercise, and details of the conversion or exercise period (LR 3.10.7);
- A copy of the terms of any dividend of distribution plan or any amendment to it (LR 3.10.8);
- Any change in the registered office or principal administrative office of the Company(LR 3.14);
- A change of address of the office at which a register of the Company's securities are kept (LR 3.15.1);
- Any proposal to cease use of the Australian Share Registry and certain information relating to that ceasing to use (LR 3.15.2);
- A change of director, chief executive officer (or equivalent), or company secretary (LR 3.16.1); and
- A change in auditor (LR 3.16.3).

TITLE: **Draft Documents (LR 15.1)**

Date: The following documents not to be finalized by the Company until ASX notifies the Company that it does not object to the document:

- Proposed changes to the Constitution and copies of the drafts of proposed alterations (LR 15.1.1);

- Proposed amended document setting out the terms of debt securities or convertible debt securities (LR 15.1.2);
- A document to be sent to persons who are entitled to participate in a new issue under an arrangement or reconstruction (LR 15.1.3);
- A notice of meeting which contains a resolution for an issue of securities (LR 15.1.4);
- Draft documents in relation to a call being made on Shareholders or an installment due by Shareholders (LR 15.1.5)
- A document to be sent to persons whose quoted options are about to expire (LR 15.1.6); and
- A document to be sent to holders of securities in connection with seeking an approval under the Listing Rules (LR15.1.7).

Entity: ASX.

TITLE: Notification to Option Holders of expiry date of options

Date: Not more than 30 business days before the conversion or expiry date and at least 20 business days before the conversion date or expiry date of the option.

Entity: Option Holders.

TITLE: Notice containing information required by LR Appendix 3B (pro rata issues – renounceable and non renounceable) (Items 3 and 4 – Appendix 7A of LR)

Date: At least 5 business days before the record date.

Entity: Shareholders.

TITLE: Forthcoming release of restricted securities subject to voluntary escrow (LR 3.10A)

Date: Not less than 10 business days before the end of the escrow period.

Entity: ASX.

TITLE: Change to the exercise price of an option, or the number of underlying securities over which the option is exercisable (LR 3.11.2)

Date: At least 5 business days before the change becomes effective.

Entity: ASX.

TITLE: Underwriting agreement for the exercise of options entered into (LR 3.11.3)

Date: Immediately after entering into the underwriting agreement.

Entity: ASX.

TITLE: Date of meeting at which directors are to be elected (LR 3.13.1)

Date: At least 5 business days before the closing date for the receipt of nominations for directorships.

Entity: ASX.

TITLE: Outcome of resolutions at a general meeting (LR 3.13.2)

Date: Immediately after meeting has been held.

Entity: ASX.

TITLE: **Contents of prepared announcements (including any prepared address by the chairperson) delivered at a general meeting of the Company (LR 3.13.3)**

Date: No later than the start of the meeting.

Entity: ASX.

TITLE: **Documents sent to security holders (LR 3.17)**

Date: Immediately following dispatch of document to security holders.

Entity: ASX.

TITLE: **If ASX asks, additional information relating to loans included in the Company's assets (LR 3.18)**

Date: None specified.

Entity: ASX.

TITLE: **Certain circumstances arising in relation to a class of shareholders limited from owning or controlling a specified percentage of the capital (LR 3.19)**

If the Company's constitution, with ASX's agreement, or a law (except that *Corporations Act* or the *Foreign Acquisitions and Takeovers Act*), restricts the ownership or control of securities or control of votes to a specified percentage, and the Company becomes aware that the percentage held by a class of persons restricted to owning or controlling that percentage has come within 5 percentage points of the restriction or equals or exceeds it, the following applies:

- If the Company becomes aware of any changes of more than 1 percentage point in the capital or votes held by persons in the class the Company must disclose the change. It must do so for each change it becomes aware of until the capital or votes held by that class of persons has ceased to be within 5 percentage points of the restriction.
- The Company must disclose when the capital or votes held by that class of persons has ceased to be within 5 percentage points of the restriction.

What must be disclosed:

- What action the Company will take to divest the securities or to remove or change the voting or other rights attaching to them if it receives a transfer document for securities whose transfer would result in the restriction being exceeded.

Date: Immediately the Company becomes aware of the information.

Entity: ASX.

TITLE: **Notice of an actual or proposed change to a record date (LR 3.20)**

Date: Not less than 7 business days.

Entity: ASX.

TITLE: **Preliminary Final Report in prescribed form (LR's 4.3A, 4.3B, 4.3C and 4.3D and LR Appendix 4E)**

Date: Immediately all of the information or documents become available, and no later than the time that it lodges any accounts with ASIC and, in any event, no later than 2 months after the end of the accounting period. If the Company becomes aware of any circumstances which are likely to materially affect the results or other information contained in the preliminary final report, an explanation of the circumstances and the effects the

circumstances are likely to have on the Company's current or future financial performance or financial position must be given to ASX immediately.

Entity: ASX.

TITLE: Preliminary Final Statement where change of balance sheet date results in next annual report covering period exceeding 12 months (LR 4.4A and LR Appendix 4A)

Date: Immediately all of the information or documents become available and, in any event, within 2 months after the end of the 12-month period after the last balance date.

Entity: ASX.

TITLE: Amount of quoted debt securities as at 31 May (LR 4.11)

Date: No later than 15 June in that year.

Entity: ASX.

TITLE: Restriction Agreements entered into with holders of restricted securities (LR 9.3)

Date: Before the restricted securities are issued to the holder.

Entity: ASX.

TITLE: Amended and existing Constitution (LR 15.4.2)

Date: None specified.

Entity: ASX.

TITLE: Reorganizations of capital (LRs 7.18 and 7.20)

Date: None specified however Shareholder approval is required for any reorganization, therefore, a notice of meeting must be sent to Shareholders and lodged with ASX at least 28 days prior to meeting .

Entity: ASX.

TITLE: Notification of events during reorganization of capital (LR 7.19)

Date: Notice of court approval must be given to ASX immediately after court approval has been obtained. If the court order will be lodged with a regulatory authority, the Company must notify ASX of the date when the court order will be lodged with the regulatory authority and must do so at least 24 hours before the court order is lodged.

Entity: ASX.

TITLE: Certain matters relating to takeovers (LRs 3.1 (example), 3.2, 3.3 and 3.4)

Date: (i) Immediate notification if:

- The matter is one that the Company becomes aware of concerning it and a reasonable person would expect the matter to have a material affect on the price or value of the Company's securities;
- The Company, or one of its child entities, extends the offer period under a takeover bid.

(ii) At least half an hour before the commencement of trading on the business day following the end of the offer period for the takeover bid if the Company, or one of its child entities, is making a takeover bid.

(iii) Within 10 business days after the end of the offer period for a takeover bid, the following must be disclosed:

- If the Company (or one of its child entities) made the takeover bid and the consideration was equity securities in the Company, a distribution schedule and the names of, and percentages held by, the 20 largest Shareholders; and
- If the Company was subject to the takeover bid and compulsory acquisition will proceed, a distribution schedule; and the names of, and percentages held by, the 20 largest Shareholders.

Entity: ASX.

TITLE: **Proposed change to the nature or scale of activities including full details of the change and its effect on future potential earnings (LR 11.1)**

Date: As soon as practicable and in any event prior to making the change.

Entity: ASX.

TITLE: **Changes in control of the Company or sale of the Company's main undertaking (LRs 3.1 (example), and 15.1.7)**

Date: Immediately if:

- The matter is one that the Company becomes aware of concerning it and a reasonable person would expect the matter to have a material affect on the price or value of the Company's securities; or
- The Company, or one of its child entities, extends the offer period under a takeover bid.

Entity: ASX.

TITLE: **Certain matters relating to share buy-backs (Chapter 2J of the Act and LRs 3.8A and 3.9)**

Date: If a share buy-back agreement is rescinded or discharged except by performance, the number of shares to which the agreement relates must be disclosed to ASX at least half an hour before the commencement of trading on the business day following the day on which the agreement was rescinded or discharged;

Timing relevant to other documents:

- Announcement of buy-back: in the case of an on-market buy-back, notice must be given to:
    - o ASX immediately the Company decides that it wants to buy-back the shares and in the case of any other buy-back, immediately the Company decides to buy-back shares;
    - o ASIC at least 14 days before:
        - If the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
        - If it is not, the agreement is entered into.
- Change relating to buy-back: notice must be given to ASX immediately any change is made to information the Company has given to ASX in the "Announcement of Buy-Back" notice;

- Daily notification to ASX: at least half an hour before the commencement of trading on the business day after any day on which shares are bought back;
- Final notice to ASX: at least half an hour before the commencement of trading on the business day after any of the following:
    - o the Company buys back the maximum number of shares that it wanted;
    - o the Company decides it will stop the buy-back of shares; if the buy-back is an equal access buy-back scheme, notice must be given on the last day of the offer period;
- A copy of any notice of cancellation of shares must be lodged with ASIC and ASX following a buy-back.
- Within 1 month after shares are cancelled, the Company must lodge with ASIC a notice in the prescribed form that sets out:
    - o The number of shares cancelled;
    - o Any amount paid by the Company (in cash or otherwise) on the cancellation of the shares; and
    - o If the shares are cancelled following a share buy-back, the amount paid by the Company (in cash or otherwise) on the buy-back; and
    - o If the Company has different classes of Shares, the class to which each cancelled belonged.

Entities: ASX, ASIC and Shareholders.

TITLE: **Disclosure of directors' interests in the Company, changes to directors' notifiable interests and notifiable interests at the date director ceases to be a director (LR 3.19A)**

Date: Within 5 days of change.

Entity: ASX.

TITLE: **Copy of special resolution adopting, modifying or repealing its Constitution (section 136(5) of the Act)**

Date: Within 14 days of the passing of the resolution to adopt, modify or repeal.

Entity: ASIC.

TITLE: **Notification of issue of shares (section 254X(1) of the Act)**

Date: Within 28 days of issue of shares.

Entity: ASIC.

TITLE: **Notification of reduction of share capital (LR 3.1 (example) and section 256C(3) of the Act)**

Date: Within 14 days of resolution. Prior notification of intended resolution to ASX and ASIC.

Entities: ASX and ASIC.

TITLE: **Change in the address of registered office, principal place of business and office hours of the Company (section 142(2) of the Act)**

Date: Within 28 days of the change of registered office and principal place of business; prior to the day of change for a change of office hours.

Entity: ASIC.

TITLE: Notification of details of a charge created by the Company (sections 263 and 264 of the Act)

Date: Within 45 days after the creation of the charge.

Entity: ASIC.

TITLE: Notification of change to officeholders (sections 205A and 205B of the Act, LR 3.16.1)

Date: ASIC – within 28 days of change.

ASX – immediately upon change.

Entities: ASIC and ASX.

TITLE: Material that will be put to members to approve the Company giving a financial benefit to a related party (section 218 of the Act)

Date: Copy of notice to be given at least 14 days before notice of meeting given to Shareholders, and notice of resolution to be given within 14 days of passing such resolution.

Entity: ASIC.

TITLE: Notification of removal or resignation of auditors (section 329(11) of the Act and LR 3.1)

Date: ASIC – within 14 days of removal or resignation.

ASX – Immediately upon removal or resignation.

Entities : ASIC and ASX.

TITLE: Notification of special resolution and resolution/agreement that binds a class of shareholders or that attaches rights to shares (pursuant to various sections of the Act, including Chapter 2J)

Date: Dependent on nature of resolution – usually within one month of the resolution being passed.

Entity: ASIC.

TITLE: Notification of certain details in certain circumstances in respect of winding up, receivership or administration of the Company (Chapter 5 of the Act)

Date: The liquidator, receiver or administrator must notify ASIC in relation to the following matters throughout the liquidation, receivership or administration (as the case may be):

- Where a compromise or arrangement is proposed between the Company and creditors, the Company must give 14 days notice of the Court hearing to ASIC ;
- The Company must give a copy of any court order made with respect to the holding of a meeting for a compromise or arrangement to ASIC; no time specified however order is not effective until date of lodgment or such earlier date as the Court determines and specifies in the order;
- The Company must within 14 days of the order give to ASIC a copy of any court order made with respect to the transfer of property or liabilities pursuant to a compromise or arrangement;

- Where a receiver, controller or liquidator is appointed to the Company, that fact must be set out in every public document and in every negotiable instrument of the Company, and a statement that the receiver, controller or liquidator is acting must appear after the Company's name where it first appears in such document or negotiable instrument;
- If the Company has by special resolution resolved that it be wound up by the Court, the Company must lodge a copy of the special resolution with ASIC within 14 days after the resolution is passes;
- If the Company applies to be wound up, the Company must lodge with ASIC:
    - Not later than 10.30am on the next business day after the filing of the application, notice of the filing of the application and of the date on which the application was filed;
    - After an order for winding up is made, within 2 business days after the making of the order, notice of the making of the order, of the date on which the order was made and of the name and address of the liquidator;
    - If the application is withdrawn or dismissed, within 2 business days after the withdrawal or dismissal of the application, notice of the withdrawal or dismissal of the application and of the date on which the application was withdrawn or dismissed; and
    - A copy of the winding up order within 7 days after the passing of the order.
- If the Company makes an application that it be wound up voluntarily, the Company must:
    - Within 7 days after the passing of a resolution for voluntarily winding up, lodge a printed copy of the resolution with ASIC; and
    - Within 21 days after the passing of the resolution, cause notice of the resolution to be published in the Government Gazette.
- If the Company resolves to wind up voluntarily and the directors elect to make a written declaration of solvency, that declaration must be lodged with ASIC before the date on which the notices of meeting for the winding up of the Company are sent out or such later date as ASIC allows.
- In the case of a members' voluntary winding up, the Company must lodge a copy of any special resolution relating to the winding up within 14 days after the resolution is passed.

Entity: ASIC.

TITLE: Notification of certain details of certain circumstances in respect of takeovers (Chapter 6 of the Act)

Date: The following documents must be lodged in an off-market bid:

- A copy of the bidder's statement and offer document: the day or the bidder's statement is sent to the target;
- A notice that offers have been sent: the day all offers have been sent; and
- A copy of the target's statement: the day the target's statement is sent to the bidder;

The following documents must be lodged in an on-market bid:

- A copy of the bidders' statement and a copy of any other document that was sent with the bidder's statement to the relevant market operator: the day the announcement is made;
- A copy of every other document sent to holders of bid class securities with the bidder's statement: no later than the day copies of the bidder's statement have been sent to all holders of bid class securities; and
- A copy of the target's statement and a copy of any other document that was sent with the target's statement to the relevant market operator: within 14 days of the announcement being made.

Entity: ASIC and ASX.

TITLE: Notification of certain matters in respect of proposed issues of securities (Chapter 7 of the Act)

Date: Profit and Loss Statement, Balance Sheet and Auditor's Report: before 3 months after the end of the relevant financial year;

Product Disclosure Statement: before the statement is given to persons for the purposes of provision of financial services;

Notice advising that the Product Disclosure Statement is in use: as soon as practicable and in any event within 5 business days after a copy of the Statement is first given to someone in a recommendation, issue or sale intention.

Entity: ASIC.

TITLE: Provision of copies of financial statements, directors' statements and auditors' reports (Sections 314, 315, 316 and 317 of the Act)

Date: The earlier of 21 days before the next annual general meeting or 4 months after the end of the financial year.

Entities: Shareholders and ASIC.

TITLE: Notification of shareholder approval approving the giving of financial assistance to deal in the Company's own shares (Section 260B(5) and (7) of the Act)

Date: Within 14 days of passing of resolution. Prior notification of intended resolution to ASX and ASIC.

Entity: ASIC and ASX.

TITLE: Notice of meetings of members (Section 249HA(1) of the Act)

Date: At least 28 days before the meeting.

Entity: Shareholders.